Exhibit 99.8



2023*

環境、社會及管治報告

Environmental, Social and Governance Report

*For the six months ended December 31, 2023

*截至2023年12月31日止六個月

Contents
目錄

About the Report
關於本報告

Report Introduction

MINISO Group Holding Limited (the "Company") and its subsidiaries (collectively, the "Group", "MINISO" or "We") are pleased to present this Environmental, Social, and Governance ("ESG") report (the "Report") for the six months ended December 31, 2023.

On January 17, 2024, the board (the "Board") of directors (the "Directors") of the Company announced that it has resolved to change the financial year end date of the Company from June 30 to December 31 with immediate effect. Accordingly, the key performance indicators ("KPIs") included in this Report cover a period of six months from July 1, 2023 to December 31, 2023 (the "Reporting Period"). Certain comparative figures, however, are for the years ended June 30, 2022 or 2023, and hence may not be directly comparable. In this Report, we focus on disclosing the Company's strategic philosophy, management measures, and highlight achievements related to ESG during the Reporting Period, to promote stakeholders' understanding of our sustainable development performance.

報告簡介

名創優品集團控股有限公司（下稱「公司」或「本公司」）及其附屬公司（统稱「本集團」、「名創優品」、「名創」或「我們」）欣然呈列截至2023 年 12 月 31 日止六个月的環境、社會及管治（Environmental, Social and Governance，「ESG」）報告（下稱「本報告」）。

於 2024 年 1 月 17 日，本公司董事（「董事」）會（「董事會」）公告其已議決將本公司的財政年度結算日由 6 月 30 日更改為 12 月 31 日，即時生效。因此，本報告隨附的關鍵績效指標（「KPIs」）涵蓋自 2023 年 7 月 1 日至 2023 年 12 月 31 日止六個月期間（「報告期」）。然而，部分比較數字乃截至 2022 年或 2023 年 6 月 30 日止年度，因此可能不可直接比較。於本報告中，我們將重點披露公司於報告期內有關 ESG 的戰略理念、管理舉措及亮點成效等，以促進各持份者對我們可持續發展表現的瞭解。

Preparation Basis

This Report has been prepared in accordance with Appendix C2, *Environmental, Social and Governance Reporting Guide* (the "*ESG Reporting Guide*") to the *Rules Governing the Listing of Securities* (the "*Listing Rules*") of the Stock Exchange of Hong Kong Limited (the "HKEX"). The Company has complied with the "Comply or Explain" provisions set out in Part C of the *ESG Reporting Guide*. With regard to the Response to Climate Change section, we have referred to the *Guidance on Climate Disclosures* of the HKEX.

編製依據

本報告根據香港聯合交易所有限公司（「聯交所」）《證券上市規則》（「《上市規則》」）附錄 C2《環境、社會及管治報告指引》（「《ESG 報告指引》」）進行編製。本公司已遵守《ESG 報告指引》C 部分所載的「不遵守就解釋」條文。關於氣候變化應對部分，我們參考聯交所《氣候信息披露指引》。

Scope of the Report

Unless otherwise specified, the policies, statements, data, etc. included in this Report cover the scope of the Group's business.

報告範圍

除個別資料有特定說明，本報告中的政策文件、聲明及數據等均覆蓋本集團的業務範圍。

Disclaimer

This Report may contain forward-looking statements and may be subject to uncertainties that could cause material differences from actual results. The Company is under no obligation to update any forward-looking statements contained in this Report.

免責聲明

本報告可能載有前瞻性內容，可能受到不確定因素的影響導致其與實際結果產生重大差異。本公司不承擔更新本報告中任何前瞻性聲明的義務。

Reporting Principles and Data Sources

This Report adheres to the principles of materiality, quantification, balance, and consistency as outlined in the *ESG Reporting Guide*. All data and cases presented herein are derived from the Company's statistical reports and relevant documents. Unless otherwise specified, the currency unit utilized throughout this Report is Renminbi ("RMB").

報告原則及數據來源

本報告遵循《ESG 報告指引》的重要性、量化、平衡和一致性原則，數據及案例全部來源於本公司的統計報告及相關文件。如無特別說明，本報告中所涉及貨幣金額以人民幣（「人民幣」）爲計量幣種。

Report Approval

The Report has been reviewed by the audit committee (the "Audit Committee") of the Board and approved by written resolution of the Board.

報告批准

本報告已由董事會下設審計委員會（下稱「審計委員會」）審閱，並以董事會書面决議獲得通過。

Report Availability

This Report is presented in both traditional Chinese and English. An electronic version of the Report is available on the websites of HKEX (www.hkexnews.hk) and the Company (https://ir.miniso.com).

報告獲取

本報告提供繁體中文及英文兩個版本供讀者參閱。本報告電子版可在聯交所網站 (www.hkexnews.hk) 及本公司網站 (https://ir.miniso.com) 獲取。

Report Feedback

In order to continuously enhance the Company's capabilities in sustainability and ESG reporting, we are eager to receive your advice. You are welcome to provide feedback on this Report by contacting us at esg@miniso.com.

報告反饋

爲持續提升本公司可持續發展能力及 ESG 報告編製水平，我們十分希望傾聽您的聲音。歡迎您發送郵件至 esg@miniso.com，就本報告反饋您的意見與建議。


MINISO
SO
MINI
SO
MINISO
樱花季





Message from the Chairman
董事會主席致辭

With passion as our driving force, we embrace faith, perseverance, and the journey to success! The year 2023 marks the 10th anniversary of MINISO's founding and signifies a year of defining strategy and advancing towards becoming a global super brand. This year, our domestic business has seen a steady growth, our international business has rapidly expanded, our innovative business has achieved breakthroughs, and our brand upgrade strategy has begun to yield results, positioning MINISO as another benchmark for Chinese brands going global. Additionally, our commitment to sustainable development has been recognized by local and international organizations, which greatly encourages us. We have obtained an "A" rating in the MSCI ESG Ratings and an "AA" rating in the Wind ESG Ratings, ranking first in the industry.

Effective and responsible corporate governance facilitates sustainable business development. We are dedicated to maintaining and executing the highest standards of corporate governance, developing a comprehensive risk management system, and remaining vigilant against potential risks to enhance overall governance. In response to the dynamic global landscape, we have integrated ESG management into our business operations to bolster our business resilience and adopt better risk management practices. In 2023, we have enhanced and optimized the ESG management structure and responsibilities by establishing the ESG Working Group of MINISO, which comprises the ESG Leadership Team and the ESG Implementation Working Group. This dedicated organizational structure provides a robust foundation for MINISO's sustainable development initiatives, as we enter a new phase characterized by enhanced transparency in communication, increased motivation, and more efficient advancement.

We persistently enhance our IP strategy and brand upgrade strategy to provide consumers with more affordable and high-

熱愛讓我們相信，讓我們堅持，讓我們最終看見！2023 年是名創優品創立第十年，也是明確戰略、邁向全球化超級品牌的一年。這一年，國內業務穩健增長，海外業務高速發展，創新業務實現突破，品牌戰略升級初見成效，名創優品成為中國品牌全球化的又一個標桿。與此同時，我們在可持續發展方面獲得本地和國際團體的認同，令我們倍受鼓舞。我們在 MSCI 環境、社會及管治指數中取得「A」評級；Wind ESG 評级榮獲「AA」評級，行業排名第一。

有效和負責任的企業管治有助企業長遠成功發展。我們致力於維持及實施最高標準的企業管治，搭建完善的風險管理體系，時刻防範潛在風險點，以提升我們整體治理水平。面對全球挑戰，我們將 ESG 管理融入我們的業務模式中，以增強我們的業務韌性及採取更佳的風險管理。2023 年，我們完善優化了本集團 ESG 管理架構及職責，成立名創優品集團 ESG 工作組，由 ESG 領導小組及下設 ESG 執行工作組組成。在專門的組織架構的強有力推動下，名創優品的可持續發展工作邁向新的階段，溝通更透明、動力更充沛、發展更高效。

我們繼續鞏固 IP 戰略和品牌升級戰略，讓消費者擁有更有性價比的高品質產品。名創優品致力於爲全

quality products. MINISO is committed to delivering high-quality products to consumers worldwide, integrating stringent quality assurance and control procedures across the entire lifecycle of our products. We have implemented meticulous management of chemical substances in our products and actively promoted the utilization of environmentally sustainable materials. While ensuring the quality and safety of our products, we prioritized IP design as the propelling force of MINISO's product innovation, ensuring that we provide not only competitively priced products but also enrich our customers' experience with a broader, more diversified, and irreplaceable value.

Natural resources are valuable assets for humanity, and it is the collective responsibility of every individual to maintain the Earth's ecological balance. We have continually enhanced our operational efficiency, optimized the utilization of resources, reduced waste emissions, and promoted green office. The extreme weather events act as warnings that urge us to take collective action against climate change. Following the framework outlined in the *Guidance on Climate Disclosures* of the HKEX, we disclosed key climate-related initiatives in core areas such as governance, strategy, risk management, indicators and targets. To embrace the principles of green consumption, we have actively encouraged customers to choose electronic receipts at our stores, striving to cultivate a sustainable lifestyle for consumers.

We have provided employees with a secure working environment to experience a sense of accomplishment and respect, fostering a warm and inclusive workplace culture. To attract and retain top talent, we offered competitive salary packages and a wide range of development opportunities. Meanwhile, we organized a series of activities to promote our employees' physical and mental well-being, ensuring their health and safety through robust health and safety management policy.

We actively participated in various social initiatives to give back to society and continuously strengthen our positive social impact. We are now focusing on five key charitable themes: "children", "women", "critical illness", "disasters", and "pets" and implemented various public welfare projects successfully. As we are opening more stores all over the world, our charity efforts extend to overseas communities. Through initiatives such as donating resources to communities and groups in need, distributing food supplies, and organizing recreational activities for children, we are committed to spreading MINISO's love and care worldwide.

After a decade marked by unwavering commitment, we are poised to embark on a new chapter. We reaffirm our dedication to long-term, responsible operations, consistent investment in challenging yet rewarding endeavors, and collaboration with stakeholders to forge a sustainable future for current and future generations.

Mr. Ye Guofu

Chairman of the Board & Chief Executive Officer

球消費者提供高質量產品，將嚴格的質量保證和控制程序融入產品全生命週期質量管理，並對產品中的化學物質的使用進行嚴格管理，積極推動使用環境友好型的材料；在保證產品質量與安全的同時，我們以 IP 設計作爲名創優品的產品創新焦點，並做到價格最優，為名創優品的用戶創造更豐富多元、不可替代的價值。

自然資源是人類的寶貴財富，共同維護地球生態平衡是每一個人的責任。我們不斷提高自身運營效率，優化資源使用、減少廢棄物排放及推動綠色辦公。極端天氣事件是一個預警，我們必須一起採取行動，應對氣候變化。我們參照聯交所《氣候信息披露指引》框架，從管治、策略、風險管理、指標和目標等核心領域披露氣候相關的重點工作。我們堅持綠色消費的理念，在銷售門店鼓勵顧客使用電子小票，以爲消費者構建一個可持續的生活方式。

我們為僱員提供一個安全、有成就感且受尊重的工作環境，期望形成一個溫暖包容的工作場所。我們提供具競爭力的薪酬待遇及多種發展機遇，從而吸引和挽留員工。同時，我們亦通過一系列主題活動，促進僱員的身心健康，並通過高標準的健康和安全管理制度以保障我們僱員的健康和安全。

為了回饋社會，我們投身於各類社會參與，持續發揮並增強我們對社會的正面影響。我們圍繞「兒童」、「女性」、「重疾」、「災害」和「小動物」五大公益主題，積極推動多項公益項目的落地。同時，隨著我們越來越多的門店走向世界，我們的公益行動亦走進海外社區，通過向有需要的社區及群體捐獻物資、分發糧食、開展兒童關懷趣味活動等形式，向全世界傳遞名創愛心。

十年厚積薄發，而今開啟新途。我們會繼續堅持長期主義，堅持負責任的營運，在難而有價值的事上持續投入，並與持份者攜手，共同為今世後代創造一個可持續的未來。

葉國富先生

董事會主席兼首席執行官

Highlights During the Reporting Period*
報告期亮點 *

Performance	業績
Revenue of RMB**7,632.5 million**, representing a year-over-year growth of **44.9%**	收入為人民幣 **7,632.5 百萬元**，同比增長 **44.9%**
Gross profit of RMB**3,241.0 million**, representing a year-over-year growth of **63.2%**	毛利為人民幣 **3,241.0 百萬元**，同比增長 **63.2%**
Adjusted net profit (Non-IFRS) of RMB**1,302.5 million**, representing a year-over-year growth of **64.8%**	經調整淨利潤 (Non-IFRS) 為人民幣 **1,302.5 百萬元**，同比增長 **64.8%**
As of December 31, 2023, there were **6,413** stores under the MINISO brand, of which **3,926** were in China and **2,487** were overseas, and **148** stores under the TOP TOY brand	截至 2023 年 12 月 31 日，名創優品品牌門店 **6,413** 家，其中中國 **3,926** 家，海外 **2,487** 家；TOP TOY 品牌門店 **148** 家

Green Products	綠色產品
The quality team conducted more than **2,400** quality inspections	質量團隊開展質量檢測 **2,400** 餘次
A total of **22** Tritan plastic cup SKUs were developed. During the plastic cup development phase, the proportion of Tritan products has exceeded that of PC products	共開發了 **22** 款 SKU 的 Tritan 塑膠杯，在塑膠杯開發階段，Tritan 產品佔比已超過了 PC 產品
Achieved the result of replacing disposable plastics with paper in **34** SKU products	已在 **34** 個 SKU 產品中實現用紙替代一次性塑料的成果
The percentage of plastic bags in shopping bags used by MINISO brand and TOP TOY brand was less than **75%**	MINISO 品牌及 TOP TOY 品牌所使用的購物袋中，塑料袋百分比低於 **75%**

Employees	僱員
The employee structure is diversified, with female employees at middle management level and above accounted for **52.8%**, increased by **0.7%** compared to the last reporting period; and employees in overseas countries and regions accounted for **52.2%**, increased by **6.4%** compared to the last reporting period	僱員結構多樣化，中層及以上管理級別的女性僱員佔比 **52.8%**，較上一報告期上升 **0.7%**；海外國家及地區僱員佔比 **52.2%**，較上一報告期上升 **6.4%**
The total number of Directors, senior management and other employees who received share incentives as long-term incentives was **376**	提供長期激勵，向 **376** 名董事、高級管理層及其他僱員提供股份激勵

Governance	管治
We established anti-corruption requirements for Directors and employees of the Company, suppliers, contractors, and other partners	對公司董事及僱員、供應商、外包人員以及其他合作夥伴均制定反貪腐相關管理要求
We conducted a total of **293** trainings on integrity, compliance and anti-corruption for all domestic and overseas employees, contractors, and staff in stores operated under MINISO Retail Partner model and distributor model, with a total of **13,541** attendance	面向境內外全體僱員、外包人員、名創合夥人及代理商門店人員開展誠信、合規及反腐敗培訓 **293** 場次，共計 **13,541** 人次參與
We hold **1,785** trademarks, **327** patents, and **655** copyrights	持有 **1,785** 項商標、**327** 項專利、**655** 項版權

* For the six months ended December 31, 2023 or on December 31, 2023

* 於截至 2023 年 12 月 31 日止 6 個月或於 2023 年 12 月 31 日

About Us
關於我們

Company Profile

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. Since we opened our first store in China in 2013, we have successfully incubated two brands, “MINISO” and "TOP TOY". We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide.

On October 15, 2020, we were successfully listed on the New York Stock Exchange ("NYSE") under the stock ticker “MNSO”.

On July 13, 2022, we were successfully listed on the HKEX under the stock code “9896”.

公司簡介

我們是一家提供以 IP 設計爲特色的豐富多樣的潮流生活家居產品的全球價值零售商。自 2013 年在中國開設第一家門店以來，我們已成功孵化了兩個品牌，分別是「名創優品」和「TOP TOY」。我們已將旗艦品牌「名創優品」打造爲全球認可的零售品牌，並在全球範圍內建立了門店網絡。

2020 年 10 月 15 日，我們成功登陸紐約證券交易所（「紐交所」），股票代碼 「MNSO」。

2022 年 7 月 13 日，我們成功在聯交所掛牌上市，股份代號「9896」。



TOP TOY
DREAM FACTORY
MINISO

Development History
發展歷程

2013

We commenced our business operations by establishing the first MINISO store in Guangzhou, China.

我們在中國廣州開設了第一家名創優品門店，以此開始我們的業務運營。

2014

Total number of MINISO stores exceeded 300.

名創優品門店總數超過300家。

2015

We started our globalization strategy and the total number of MINISO stores exceeded 1,000.

開始我們的全球化戰略，名創優品門店總數超過 1,000 家。

2017

We were recognized as “One of the Top 10 Enterprises in China’s Top 100 Franchise Enterprises in 2016” by the China Chain Store and Franchise Association.

我們被中國連鎖經營協會評爲「2016中國特許百强規模前十名企業之一」。

2018

The number of MINISO stores in overseas markets exceeded 1,000.

海外市場的名創優品門店數量超過1,000 家。

2020

We listed the ADSs on the NYSE under the stock ticker “MNSO”.

我們的美國存託股份以「MNSO」爲股票代碼於紐交所上市。

We launched a new brand TOP TOY, which is committed to building comprehensive shopping platforms of pop toys.

我們推出新品牌 TOP TOY，致力於打造出潮流玩具集合店平臺。

2021

The number of MINISO stores exceeded 5,000 and entered the 100th geographical market.

名創優品門店數量超過 5,000 家，並進入第 100 個地域市場。

We were included by the Hurun Research Institute in the Hurun China 500 Most Valuable Private Companies for two consecutive years from 2019 to 2020.

我們自 2019 年至 2020 年連續兩年被胡潤研究院列入《胡潤中國 500 强民營企業》榜單。

2022

On July 13，we were successfully listed on the HKEX under the stock code: 9896.

7 月 13 日，我們成功在聯交所掛牌上市，股份代號：9896。

2023

Total number of MINISO stores exceeded 6,400.

名創優品門店總數超過6,400家。

Corporate Culture

企業文化

Mission 使命	Life is for fun	為開心而生
Vision 願景	To Become the World's NO.1 IP Design Retail Group	成為世界第一的 IP 設計零售集團
Values 價值觀	Simplicity, Positivity, Integrity Passion, Efficiency, Ownership	簡單、陽光、講真話 熱情、高效、敢擔當
Action Principles 行動綱要	Devotion to the Company, Devotion to the Brand, Devotion to the Work Commitment to Long-termism, Commitment to Truth, Commitment to Doing the Right Things	熱愛公司、 熱愛品牌、 熱愛本職工作 堅持長期主義、 堅持實事求是、 堅持做正確的事

Brands and Products

Our flagship brand "MINISO" offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs. For the six months ended December 31, 2023, we launched an average of around 930 SKUs in "MINISO" channels per month, and we offered consumers a wide selection of around 9,500 core SKUs, the vast majority of which are under the "MINISO" brand. Our MINISO product offerings span across 11 major categories, including home decor, small electronics, textiles, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrances and perfumes, stationery and gifts.

"TOP TOY" is a brand we launched in December 2020. As of December 31, 2023, we offered around 8,400 SKUs under the "TOP TOY" brand, across major categories such as blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

品牌及產品

我們的旗艦品牌「名創優品」提供種類繁多及高頻上新的生活家居產品，可滿足消費者多樣化的需求。截至 2023 年 12 月 31 日止六個月，我們在「名創優品」各渠道平均每月推出約 930 個 SKU，爲消費者提供約 9,500 個可選的核心 SKU 的廣泛產品組合，其中絕大部分屬於「名創優品」品牌。我們的名創優品產品涵蓋 11 個主要品類，包括生活家居、小型電子產品、紡織品、包袋配飾、美妝工具、玩具、彩妝、個人護理、零食、香水、文具和禮品。

「TOP TOY」是我們在 2020 年 12 月推出的一個品牌。截至 2023 年 12 月 31 日，我們在「TOP TOY」品牌下提供了約 8,400 個 SKU，涵蓋盲盒、積木、手辦、拼裝模型、玩偶、一番賞和其他潮流玩具等主要品類。

ESG Governance
ESG 管治

ESG Governance Structure

We attach great importance to sustainability and integrate ESG considerations into our daily business operations and management. We are committed to establishing a governance structure with clear responsibilities and continue to improve our ESG management structure and management functions in light of operational development and regulatory requirements.

In order to implement and manage ESG matters in a more comprehensive approach, we established the ESG Working Group of MINISO, which consists of the ESG Leadership Team and the ESG Implementation Working Group. The ESG Working Group assists the Audit Committee of the Board and is responsible for ESG matters in accordance with the Charter of the Audit Committee.

ESG 管治架構

我們高度重視可持續發展，將環境、社會及管治的考慮因素融入日常業務營運及管理中，致力於建立職責清晰的管治架構，並結合經營發展及監管要求，持續完善 ESG 管治架構及管理職能。

爲更全面地實施及管理 ESG 事宜，我們已成立了名創優品 ESG 工作組，由 ESG 領導小組及下設 ESG 執行工作組組成。ESG 工作組協助董事會轄下審計委員會並根據審計委員會章程規定負責 ESG 事宜。



Board
董事會
Audit Committee
審計委員會
MINISO ESG Working Group
名創優品 ESG 工作組
ESG Leadership Team
ESG 領導小組
ESG Implementation Working Group
ESG 執行工作組

ESG Governance Structure
ESG 管治架構

Governance Level
管治層

Board

- Fully responsible for the Group's ESG matters
- Focus on ESG-related risks and opportunities, participate in materiality assessments
- Review and approve ESG Report

董事會

- 對本集團的 ESG 工作承擔全面責任
- 關注 ESG 相關風險和機遇，參與重要性評估
- 檢視及審批 ESG 報告

Governance Level
管治層

Audit Committee

Assume additional responsibilities related to reviews and inspections based on existing responsibilities, mainly including:

- Review our strategies, frameworks, principles, policies and systems related to ESG matters
- Oversee the implementation of ESG goals
- Review the practices and performance in compliance with legal and regulatory requirements
- Monitor KPIs, standards and achievement of results set by the Company on ESG priorities
- Report and make recommendations to the Board on the above matters

審計委員會

在現有責任的基礎上承擔與審查和檢查有關的額外責任，主要包括：

- 審查我們與 ESG 事務相關的戰略、框架、原則、政策和系統
- 監督 ESG 目標的實施
- 審查符合法律和監管要求的實踐和業績
- 監督公司在環境、社會和治理優先事項上設定的關鍵績效指標和標準以及所取得的業績
- 就上述事項向董事會報告並提出建議

Management Level
管理層

ESG Leadership Team (led by the CEO, vice-chaired by the CFO, and comprised of other senior executives)

- Responsible for ESG matters as set out in the Charter of Audit Committee
- Report timely to the Audit Committee and the Board on the progress of the ESG work and any significant ESG issues that arise
- Develop policies, procedures and practices related to ESG matters and make recommendations to the Audit Committee and the Board
- Review and evaluate the Company's ESG performance and provide recommendations for improvement to the Audit Committee and the Board

ESG 領導小組（由首席執行官任組長，首席財務官任副組長，組員包含其他高級管理人員）

- 根據審計委員會章程規定負責 ESG 事宜
- 及時向審計委員會及董事會報告 ESG 工作及出現的任何重大 ESG 問題
- 制定與 ESG 事宜有關的政策、程序及常規並向審計委員會及董事會作出推薦意見
- 檢討及評估本公司 ESG 表現並向審計委員會及董事會作出改進建議

Implementation Level
執行層

ESG Implementation Working Group

- Implement resolutions of the Board, Audit Committee, and ESG Leadership Team related to ESG
- Promote and implement specific ESG tasks
- Provide regular feedback on annual ESG efforts
- Implement the collecting, recording and reporting of ESG related information and data

ESG 執行工作組

- 執行董事會、審計委員會、ESG 領導小組有關 ESG 的決議
- 推動及落實具體 ESG 工作任務
- 定期反饋 ESG 年度工作情況
- 落實 ESG 相關資料與數據的收集、記錄及匯報

Stakeholder Communication

We maintain active communication with our stakeholders to fully understand their opinions. We continue to improve the stakeholder communication mechanism and continuously disclose company information through our company website, WeChat Official Account and other channels. We promptly understand and respond to stakeholder expectations and demands through consumer satisfaction surveys, employee satisfaction surveys, supplier meetings, etc. We use these mechanisms as a basis to continuously optimize our sustainability strategies and plans.

利益相關方溝通

我們與利益相關方保持積極溝通，以充分瞭解他們的意見。我們不斷完善利益相關方溝通機制，持續通過公司網站、微信公衆號等渠道披露公司信息，借助消費者滿意度調查、僱員滿意度調查、供應商會議等形式及時瞭解、回應利益相關方的期望與訴求，並以此爲依據持續優化我們的可持續發展戰略與規劃。

Stakeholders 利益相關方	Demands and Expectations 訴求與期望		Main Communication Methods 主要溝通方式	
Consumers 消費者	▪ Product and service quality ▪ Protecting consumer rights	▪ 產品與服務質量 ▪ 保護消費者權益	▪ Customer satisfaction survey ▪ Customer complaint mechanism	▪ 客戶滿意度調查 ▪ 客戶投訴機制
Employees 僱員	▪ Compensation package ▪ Development space ▪ Employee benefits ▪ Promotion policy ▪ Training system ▪ Internal communication channels	▪ 薪酬待遇 ▪ 發展空間 ▪ 僱員福利 ▪ 晉升政策 ▪ 培訓體系 ▪ 內部溝通渠道	▪ Open communication ▪ Employee mailbox/ hotline ▪ Training programs	▪ 公開交流 ▪ 僱員信箱／熱綫 ▪ 培訓項目
Government and Regulatory Agencies 政府或監管機構	▪ Compliance with local laws and regulations ▪ Paying taxes in accordance with the law ▪ Promoting local economic growth ▪ Promoting local employment	▪ 遵守當地的法律法規 ▪ 依法納稅 ▪ 促進當地經濟增長 ▪ 促進當地就業	▪ Regular visits ▪ Policy communication	▪ 定期走訪 ▪ 政策溝通
Suppliers/Partners 供應商 / 合作夥伴	▪ Purchasing policy ▪ Supplier management system ▪ Fair trade ▪ Prompt payment	▪ 採購政策 ▪ 供應商管理制度 ▪ 公平交易 ▪ 及時付款	▪ Supplier review ▪ Regular visits ▪ Supplier conference	▪ 供應商審查 ▪ 定期走訪 ▪ 供應商大會

Stakeholders 利益相關方	Demands and Expectations 訴求與期望		Main Communication Methods 主要溝通方式	
MINISO Retail Partners 名創合夥人	▪ MINISO Retail Partner policy ▪ MINISO Retail Partner management	▪ 名創合夥人政策 ▪ 名創合夥人管理	▪ MINISO Retail Partner communication	▪ 名創合夥人交流
Distributors 代理商	▪ Distributor policy ▪ Distributor management	▪ 代理政策 ▪ 代理商管理	▪ Distributor communication	▪ 代理商交流
Investors 投資者	▪ Stock price and dividend ▪ Financial performance ▪ Business prospects ▪ Future development plan	▪ 股價與股息 ▪ 財務情況 ▪ 業務前景 ▪ 未來發展計劃	▪ Information disclosure ▪ Investor conferences and roadshows ▪ Investor hotline/ e-mail	▪ 信息披露 ▪ 投資者會議和路演 ▪ 投資者熱綫／電郵
Industry Associations/ Chambers of Commerce 行業協會 / 商會	▪ Compliance with industry norms ▪ Promoting the development of industry ▪ Promoting industrial innovation	▪ 遵守行業規範 ▪ 促進行業發展 ▪ 推動產業創新	▪ External exchange and cooperation ▪ Participating in industry seminars ▪ Participating in industry standard development	▪ 對外交流合作 ▪ 參與行業研討 ▪ 參與行業標準制定
Community and Non-Profit Organizations 社區及非營利組織	▪ Supporting social welfare ▪ Effective resource utilization ▪ Protecting the ecological environment	▪ 支持社會公益 ▪ 善用資源 ▪ 保護生態環境	▪ Communicating with non-profit organizations ▪ Organizing events jointly	▪ 與非營利組織交流 ▪ 聯合舉辦活動
Media 媒體	▪ Business and product information ▪ Financial performance ▪ Future development direction ▪ Corporate social responsibility	▪ 業務和產品情況 ▪ 財務表現 ▪ 未來發展方向 ▪ 企業社會責任	▪ Press conference ▪ Interview invitation ▪ Regular seminars	▪ 新聞發佈會 ▪ 採訪邀請 ▪ 定期座談

ESG Material Topics

Materiality Analysis and Review of Topics

Based on the *ESG Reporting Guide*, we have identified 20 ESG material topics in the three major areas of environment, society and governance, taking into account our own business model, industry development and relevant national policies. Based on the materiality principle and refer to the results of the ESG material topics questionnaire of MINISO, we ranked ESG topics on the dimensions of "importance to the Company" and "importance to stakeholders" to draw a materiality analysis matrix of topics.

During the Reporting Period, we conducted a materiality review of topics. By analyzing industry trends, industry concerns and stakeholder expectations, we raised the materiality level of the "Product Carbon Footprint" topic, adjusting it from general to moderate importance. At the same time, we maintained the importance of topics such as "Product Responsibility", "Information Security and Customer Privacy Protection" and "Employee Rights Protection".

Management Confirmation

Our Board and management reviewed the results of the materiality analysis and confirmed the materiality of ESG topics and topics matrix for the Reporting Period.

ESG 重要性議題

議題重要性分析及回顧

我們以《ESG 報告指引》爲基礎，結合自身業務模式、行業發展以及國家相關政策等維度，識別出環境、社會及管治三大領域的 20 項 ESG 重要性議題。根據重要性原則，我們參考名創優品 ESG 重要性議題調研問卷結果，就「對公司的重要性」以及「對利益相關方的重要性」兩個維度對 ESG 議題進行排序，繪製議題重要性分析矩陣。

於報告期內，我們對議題重要性進行檢視，通過對行業發展趨勢、同業關注及利益相關方期望等方面的分析，我們提升了「產品碳足跡」議題的重要性水平，由一般重要性調整至中度重要性。同時，我們維持「產品責任」、「信息安全與客戶隱私保護」及「僱員權益保護」等議題的重要性。

管理層確認

我們的董事會及管理層已對重要性分析結果進行審閱，確認報告期 ESG 議題重要性及議題矩陣。



Materiality Matrix
重要性分析矩陣



Importance to Stakeholders 對利益相關方的重要性
Importance to the Company 對公司的重要性
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02
03
04
05
06
07
08
09
10
11
12
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20
Environmental Topics
環境議題
Social Topics
社會議題
Governance Topics
管治議題

Materiality Matrix of MINISO ESG Topics
MINISO ESG 議題重要性列表

Importance 重要性	Rank 排序	Topics 議題		Category 所屬範疇	
High Importance 高度重要性	1	Product Responsibility	產品責任	Social	社會
	2	Information Security and Customer Privacy Protection	信息安全與客戶隱私保護	Social	社會
	3	Employee Rights Protection	僱員權益保護	Social	社會
	4	Intellectual Property	知識產權	Governance	管治
	5	Compliance Governance	合規治理	Governance	管治
	6	Business Ethics	商業道德	Governance	管治
	7	Supply Chain Management	供應鏈管理	Social	社會
	8	Chemical Safety	化學品安全	Environmental	環境
	9	Green Packaging	綠色包裝	Environmental	環境
Moderate Importance 中度重要性	10	Marketing and Services	營銷與服務	Social	社會
	11	Diversity and Inclusion	多元及包容	Social	社會
	12	Employee Development and Training	僱員發展與培訓	Social	社會
	13	Product Carbon Footprint	產品碳足跡	Environmental	環境
	14	Raw Material Procurement	原材料採購	Environmental	環境
	15	Occupational Health and Safety	職業健康與安全	Social	社會
	16	Response to Climate Change	氣候變化應對	Environmental	環境
	17	Water Resources Management	水資源管理	Environmental	環境
	18	Waste Management	廢弃物管理	Environmental	環境
	19	Energy Management	能源管理	Environmental	環境
General Importance 一般重要性	20	Public Welfare and Charity	公益慈善	Social	社會

Responding to the United Nations Sustainable Development Goals ("SDGs")

響應聯合國可持續發展目標（「SDGs」）

The United Nations SDGs call for a global commitment to joint action and use the 17 SDGs as a blueprint for a better and more sustainable future.

聯合國 SDGs 呼籲全球共同采取行動，將 17 個可持續發展目標作爲實現更美好和更可持續未來的藍圖。

We refer to the SDGs in formulating our principles of action on sustainability and disclose our progress on an ongoing basis, with a view to working with our stakeholders, including employees, consumers and partners, towards a more inclusive and sustainable future. During the Reporting Period, we continued to prioritize our actions in response to the SDGs described below:

我們參考 SDGs 制定可持續發展方面的行動方向並持續披露相關進展，希望與我們的僱員、消費者和合作夥伴等利益相關方一起，通往更加包容和可持續的未來。報告期內，我們持續以實踐優先響應以下所述的可持續發展目標：

SDGs 可持續發展目標	Material Topics 重要性議題	Our Highlights during the Reporting Period 報告期內，我們的亮點回應
End poverty in all its forms everywhere. 在全世界消除一切形式的貧困。	Public Welfare and Charity 公益慈善	• We launched the "Penpen 2 PENPEN" charity program to bring warmth to children in distress, thereby conveying our core values of warmth and happiness. • 開展「Penpen 2 PENPEN」公益項目，為困境中的兒童帶去溫暖，傳遞品牌溫暖和快樂的核心價值。
End hunger, achieve food security, improve nutrition and promote sustainable agriculture. 消除飢餓，實現糧食安全，改善營養狀況和促進可持續農業。	Public Welfare and Charity 公益慈善	• We engaged in the procurement of agricultural products to be used in the employee cafeteria, thereby supporting the revitalization of rural communities. • 採購助農產品並用於僱員餐廳，助力鄉村振興。 • We launched the "Penpen 2 PENPEN" charity program for food donation. • 開展「Penpen 2 PENPEN」公益項目，捐贈食品。
Ensure healthy lives and promote well-being for all at all ages. 確保健康的生活方式，促進各年齡段人群的福祉。	Occupational Health and Safety 職業健康與安全	• We carry out routine maintenance of safety management and hardware facilities, conduct safety training and drills, organize employee health check-ups and volunteer medical services, promote mental health awareness, and provide commercial insurance coverage. • 日常維護安全管理及硬件設施、開展安全培訓及演練、組織僱員體檢義診、進行心理健康宣導、提供商業保險保障。 • We actively prioritize the physical and mental health of our employees, continuously organize employees to participate in medical health check-ups and volunteer medical services, provide breast cancer and cervical cancer screening for female employees, and carry out public awareness campaigns focused on mental health. • 積極關心僱員的身心健康，持續組織僱員參與體檢及義診，為女性僱員提供兩癌篩查，並開展心理健康科普活動。
Ensure inclusive and equitable quality education and promote lifelong learning opportunities for all. 確保包容和公平的優質教育，讓全民終身享有學習機會。	Public Welfare and Charity 公益慈善 Employee Development and Training 僱員發展與培訓	• Annually, we formulate training programs tailored to employees of various functions and levels, and provide over 1,000 training courses through the employee learning platform. • 每年針對不同類別、不同職級的僱員制定培訓計劃，通過僱員學習平臺提供超千門培訓課程。 • The Employees' Union has established a subsidy policy for on-the-job academic education, providing subsidies to employees who participate in open education and adult college entrance examinations. • 工會設立在職學歷教育補貼政策，面向參與開放教育和成人高考的僱員提供相應補貼。 • We jointly launched the "Happy Reading for Children's Dreams" campus charity program and established two "Yitong Reading Rooms" to provide books and learning materials and brighten children's reading dreams. • 聯合開展「悅讀童夢」校園公益活動，打造兩所「益童書屋」，提供圖書及學習用品，點亮孩子們的讀書夢。

SDGs 可持續發展目標	Material Topics 重要性議題	Our Highlights during the Reporting Period 報告期內，我們的亮點回應
Achieve gender equality and empower all women and girls. 實現性別平等，增強所有婦女和女童的權能。	Diversity and Inclusion 多元及包容 Employee Rights Protection 僱員權益保護 Public Welfare and Charity 公益慈善	• We ensure that female employees enjoy equal labor and development rights as male employees, and offer comprehensive care and assistance for female employees. • 保障女性僱員享有與男性僱員同等的勞動及發展的權利，並爲女性僱員提供多樣化關愛與支持。 • We provide female employees maternity leave, maternity check-up leave, nursing leave, and unisex parent-teacher meeting leave as basic benefits, and we have set up the "Loving Mother Space" to provide a dedicated space for pregnant mothers or baby mothers in need. • 為女性僱員設置產假、產檢假、哺乳假，及男女通用的家長會假等基礎福利，建設「愛心媽媽小屋」，爲有需要的孕媽或寶媽提供專屬空間。
Ensure availability and sustainable management of water and sanitation for all. 為所有人提供水和環境衛生並對其進行可持續管理。	Water Resources Management 水資源管理 Energy Management 能源管理	• We have adopted targeted control measures on electricity and water consumption in office areas, retail stores and logistics warehouses. • 在辦公區域、零售門店和物流倉庫等區域都採取了有針對性的用電及用水管控措施。 • We have carried out energy-saving technological renovations, strived to fully complete the replacement of energy-saving light fixtures and water-saving appliances, and regularly inspected water pipes and taps for leakage. • 進行節能技術改造，爭取全面完成節能燈具和節水型器具的更換，並定期檢查水管和水龍頭有無跑冒滴漏現象。
Ensure access to affordable, reliable, sustainable and modern energy for all. 確保人人獲得可負擔、可靠和可持續的現代能源。	Energy Management 能源管理	• We are committed to achieving a stable electricity consumption per million RMB of revenue in office areas at the FY2022 level of around 230 KWh. On the basis of achieving the target, the electricity consumption intensity in the office area during this Reporting Period has been reduced by 43.9% compared to the baseline year. • 我們致力實現辦公區域人民幣每百萬元收入用電量穩定在 2022 財年的水平，即 230 千瓦時左右，在達成該目標的基礎上，本報告期辦公區域用電強度較基準年減少 43.9%。 • All of the directly-operated stores have replaced their lighting with high-efficiency LED energy-saving fixtures. While maintaining the same level of illumination, the density of light fixtures has been reduced from 0.8 units per square meter to 1.2 units per square meter. • 公司直營門店均更換並使用高效 LED 節能燈具，在保持同樣照明亮度的情況下燈具使用密度由 0.8 個 / 平方米降低爲 1.2 個 / 平方米。
Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all. 促進持久、包容和可持續經濟增長，促進充分的生產性就業和人人獲得體面工作。	Employee Rights Protection 僱員權益保護 Public Welfare and Charity 公益慈善	• For employees who are in financial difficulties or suffering from sudden hardship, the members of Employees' Union will provide one-time financial assistance at their discretion as appropriate. • 對於經濟困難或遭受突發性困難的僱員，工會委員將視情形酌情給予一次性經濟補助。 • We helped the visually impaired trainees of the Guangzhou Tree of Life Disabilities Innovation Center Employment Training Camp to become self-employed market vendors, enabling them to transform the experience they gained during the process into comprehensive skills for various professional positions. • 幫助合木創新中心殘障創新就業訓練營的視障學員們成為自主生計的市集攤主，使他們將過程中汲取的經驗轉變成為進入職場不同崗位的綜合技能。 • We are committed to the globalization and localization of talents to create more career development opportunities for talents across different regions while maintaining a steady growth of our business. • 積極實施人才全球化及本土化，在業務穩健發展的同時爲不同地區的人才創造更多職業發展機會。
Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation. 建造具備抵禦災害能力的基礎設施，促進具有包容性的可持續工業化，推動創新。	Product Responsibility 產品責任	• We have upgraded our "Global Product Innovation Center" and plan to build four design centers in China, the United States, Japan and South Korea to provide more professional design output for different markets. • 全新升級「全球產品創新中心」，並計劃於中國、美國、日本及韓國投入建設 4 個設計中心，針對不同區域的市場提供更爲專業的設計輸出。 • We focus on three major innovation capabilities, namely insight, design and technology to create more "Appealing, Playful, and Useful" products for consumers. • 圍繞洞察能力、設計能力、技術能力這三大創新能力，為消費者創造更多「好看、好玩、好用」產品。

SDGs 可持續發展目標	Material Topics 重要性議題	Our Highlights during the Reporting Period 報告期內，我們的亮點回應
Reduce inequality within and among countries. 減少國家內部和國家之間的不平等。	Diversity and Inclusion 多元及包容 Employee Rights Protection 僱員權益保護	• We have established a local talent team, with a localization rate of 97.9% for overseas operating personnel and 100% for store managers. • 建立植根當地的人才隊伍，境外運營人才本地化率爲 97.9%，店長本地化率爲 100%。 • We oppose all discrimination, harassment and similar misconduct on the basis of gender, age, religion and nationality, and penalize the involved personnel according to the violation. • 反對一切基於性別、年齡、宗教和國籍的歧視、騷擾及類似不當行爲，並根據實際情況針對違反規定的涉事人員進行處罰。
Make cities and human settlements inclusive, safe, resilient and sustainable. 建設包容、安全、有抵禦災害能力和可持續的城市和人類住區。	Product Responsibility 產品責任	• We introduced the "Chinese Intangible Cultural Heritage" series, combining intangible cultural heritage such as NvShu (women's script), kites, and paper-cutting with various product categories like fragrance, cultural and creative products, and pets. • 我們推出"中國非遺"系列產品，將女書、風箏、剪紙等非物質文化遺產與香薰、文創、寵物等多個品類產品相結合。
Ensure sustainable consumption and production patterns. 採用可持續的消費和生產模式。	Waste Management 廢棄物管理 Chemical Safety 化學品安全 Raw Material Procurement 原材料採購 Information Security and Customer Privacy Protection 信息安全與客戶隱私保護	• We have launched ECO-friendly plush toys made from recycled PET plastic bottles, recycled more than 1.25 million PET plastic bottles. • 推出使用回收的 PET 塑料瓶製作的 ECO 環保材質毛絨公仔，回收利用超過 125 萬個 PET 塑料瓶。 • In compliance with relevant regulations and industry standards, we have listed high-risk chemical categories to be reduced or banned. Suppliers are required to submit the chemical materials used in product development through a digital reporting system. • 按照適用的相關法規及行業標準要求，列舉出須減少或禁用的高風險化學品類目清單，要求供應商通過數字化系統上報開發產品所使用的化學材料。 • ISO 27001 Information Security Management System certification and ISO 27701 Privacy Information Management System certification have fully covered the Group. We conduct regular internal and external audits combined with information security audits to ensure thorough review and oversight of our information management systems, establishing a comprehensive defense system for information security. • ISO 27001 信息安全管理體系認證及 ISO 27701 隱私信息管理體系認證已覆蓋全集團，定期開展內外部審計結合的信息安全審計工作，確保信息管理體系接受充分的評審監督，建立信息安全縱深防禦體系。
Take urgent action to combat climate change and its impacts. 採取緊急行動應對氣候變化及其影響。	Response to Climate Change 氣候變化應對 Product Carbon Footprint 產品碳足跡 Green Packaging 綠色包裝	• TOP TOY brand's products incorporate environmental considerations throughout their design, packaging and recycling process. Additionally, TOP TOY brand requires suppliers to conduct the assessment of carbon footprint and provide relevant carbon emission data to pass the laboratory verification. This ensures suppliers to comply with the relevant carbon emission standards we established. 82% of TOP TOY brand's suppliers have already actively cooperated with us in the collection of carbon emission data. • TOP TOY 品牌的產品除了在設計、包裝、回收過程中全面考慮產品環保屬性之外，也要求供應商自行完成產品碳足跡評估工作，並提供相關碳排放數據以通過實驗室核查，確保供應商符合我們設立的相關碳排放標準，TOP TOY 品牌已有 82% 供應商積極配合我們進行碳排放數據收集工作。 • We are committed to developing products using 100% recycled materials or natural materials, and we prioritize selecting suppliers certified by the Forest Stewardship Council ("FSC"). • 致力於研發使用 100% 回收材料或天然材料的產品， 並盡可能選擇森林管理委員會（「FSC」）認證的供應商。 • We comply with domestic and international laws and regulations related to product packaging, and reduce the consumption of packaging materials through green packaging, lightweight packaging and packaging recycling. • 遵守國內外產品包裝相關的法律法規，通過包裝綠色化、包裝輕量化及包裝循環利用等措施，減少包裝材料的使用。
Conserve and sustainably use the oceans, seas and marine resources for sustainable development. 保護和可持續利用海洋和海洋資源以促進可持續發展。	Public Welfare and Charity 公益慈善	• MINISO Réunion initiated public welfare activities to secure and repair damaged coral fragments, providing a second chance for growth and supporting the ecological recovery of coral reefs. • 開展留尼汪拯救珊瑚礁公益活動，固定和修復受損的珊瑚碎片，給予珊瑚礁二次生長機會，爲珊瑚礁生態恢復提供支持。

SDGs 可持續發展目標	Material Topics 我們的重要性議題	Our Highlights during the Reporting Period 報告期內，我們的亮點回應
Protect, restore and promote sustainable use of terrestrial ecosystems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss. 保護、恢復和促進可持續利用陸地生態系統，可持續管理森林，防治荒漠化，制止和扭轉土地退化，遏制生物多樣性的喪失。	Public Welfare and Charity 公益慈善	• We have initiated the purchase of penguin plush toys to participate in the Tree Donation Program in the Andes. • 發起購買企鵝公仔參與安第斯山脈捐樹公益活動。 • We are committed to strengthening the identification and management of potential negative impacts of our business activities on biodiversity and ecosystems in accordance with the Global Biodiversity Conservation Targets and the *Outline of Nature Conservation of the People's Republic of China*. We have not experienced any incidents that have caused significant pollution and impacts on the environment or negative impacts on biodiversity. • 承諾依據全球生物多樣性保護目標和《中華人民共和國自然保護綱要》，加強識別和管理業務活動對生物多樣性和生態系統產生的潛在負面影響，未發生對環境造成重大污染和影響以及對生物多樣性產生負面影響的事件。
Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels. 創建和平、包容的社會以促進可持續發展，讓所有人都能訴諸司法，在各級建立有效、負責和包容的機構。	Compliance Governance 合規治理 Business Ethics 商業道德 Intellectual Property 知識產權 Marketing and Services 營銷與服務	• We have established a sound governance structure and formulated multiple policies for rights protection to ensure that all employment practices are legal and compliant, and to promote the implementation of fair and non-discriminatory employment policies. • 建立健全的管治架構，制定多項權益保護政策確保各項僱傭工作合法合規，促進公平和非歧視性的就業政策落實。 • We have set up an HR support ticket system, an HR mailbox and a corporate mailbox of Employees' Union as real-time communication channels for employees. Upon receiving feedback from employees, we will coordinate with the Audit Center to verify and handle the issues promptly. • 設置 HR 工單系統、HR 專用郵箱及工會的專屬企業郵箱，作爲僱員實時溝通的渠道，並在接收到僱員反饋時，第一時間協同審核中心核實及處理。 • We take patent protection actions, including patent exploration, product patent application, copyright registration of artistic works, brand trademark development, and defense against infringement of intellectual property rights, etc. We also focus on protecting our partners' intellectual property rights during strategic cooperation and co-branded development. • 採取專利挖掘、產品專利申請、美術作品版權登記、品牌商標佈局、對侵犯知識產權行爲進行維權等專利保護行動，並注重在戰略合作、品牌聯名開發過程中保護合作方的知識產權。 • We have incorporated advertising review into our internal risk management process, conducted relevant reviews collaboratively by the marketing, product, and legal teams. • 將廣告宣傳審核納入內部管理風險流程，由營銷團隊、產品團隊及法務團隊共同合作開展相關審核。
Strengthen the means of implementation and reinvigorate the global partnership for sustainable development. 加強執行手段，重振可持續發展全球夥伴關係。	Supply Chain Management 供應鏈管理 Product Responsibility 產品責任	• We maintain communication with United Nations agencies, the world economic forum, governments, civil society, non-governmental organizations, suppliers, retailers, industry associations and corporates, striving to achieve our goals and promote economic growth. • 與聯合國機構、世界經濟論壇、各國政府、民間社會、非政府組織、供應商、零售商、行業協會和企業保持溝通，努力實現我們的目標，促進經濟增長。 • We collaborate with public welfare institutions, government organizations, suppliers, industry associations and peers to actively participate in the development of various industry standards and strive to achieve sustainable economic growth. • 與公益機構、政府組織、供應商、行業協會及同行企業攜手共進，積極參與行業內各項團體標準的制定工作，致力實現可持續的經濟增長。 • We have implemented strict controls across access audit, supervisory inspection, capability enhancement and responsible supply chain management. We have signed code of business conduct agreements with our suppliers and initiated supply chain management integrity risk assessment through the integrity audit system and annual supplier factory inspection to identify environmental and social risks. Additionally, we carried out specialized training on supply chain business ethics. • 在准入審核、監督考察、能力提升及負責任供應鏈等多方面層層把關，與供應商簽署商業行爲守則協議，通過廉政稽核制度及供應商年度驗廠制度開展供應鏈廉潔風險評估，以確定供應商的環境和社會風險，並開展專門的供應鏈商業道德培訓。

Compliance Governance to Build a Solid Foundation
合規管治 築牢美好之基

We uphold the principles of good corporate governance and take on the responsibility for the Group's healthy development. To achieve this, we have established and continuously improving our internal governance mechanisms. We remain vigilant about potential risks and vigorously support integrity and anti-corruption education within the Group, thereby enhancing our overall governance level and lay a solid foundation for our sustainable development.

我們秉持良好企業管治理念，肩負起本集團健康發展的責任。爲此，我們建立並持續完善內部治理機制，時刻防範潛在風險點，大力支持本集團廉政教育宣導建設，以提升我們整體管治水平，爲本集團可持續發展打下基礎。

Material Topics in This Section

- Compliance Governance
- Business Ethics
- Intellectual Property

本章節重要性議題

- 合規治理
- 商業道德
- 知識產權

Response to the SDGs


16 PEACE, JUSTICE AND STRONG INSTITUTIONS

17 PARTNERSHIPS FOR THE GOALS

回應的 SDGs


16 和平、正义与强大机构

17 促进目标实现的伙伴关系



Compliance Governance
合規治理

Management Concept and Policy

We are dedicated to upholding and executing the highest standards of corporate governance and we recognize the importance of protecting the interests of all shareholders, including minority shareholders. Strictly adhering to the relevant laws and regulations for listed companies on the HKEX , U.S. Securities and Exchange Commission and NYSE, we have established a robust corporate governance system to promote the sustainable and healthy development of the Company. We have engaged professional compliance advisors to provide us with advice and guidance on the applicable laws and regulations, including the *Listing Rules* following our listing on the HKEX. In 2023, we formulated the *Executive Compensation Clawback Policy*, stipulating that in the event of a financial restatement due to severe non-compliance with the relevant U.S. listing financial reporting requirements, a portion of the executive's compensation shall be clawed back.

管理理念與政策

我們致力於維護和執行最高標準的企業管治，我們亦認識到保護全體股東權益（包括少數股東權益）的重要性。我們嚴格遵守聯交所、美國證監會和紐交所相關的上市公司法律法規，建立健全的公司治理體系，推動本公司持續健康發展。我們聘請專業合規顧問，就我們在聯交所上市後對需遵守的適用法律法規以及《上市規則》向我們提供意見及指引。2023 年，我們制定了《高管薪酬回撥政策》，約定若因嚴重未遵守美國上市地相關財務報告要求而出現財務重述，則可追回高管的部分薪酬。

Governance Structure

We have established three committees under the Board, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Each committee plays a distinct role in assisting the Board in fulfilling its responsibilities and overseeing our business operations. Additionally, these committees periodically focus on specific topics and practices related to our sustainable development. The terms of reference for each committee and relevant information about our Directors are available on our Investor Relations website (https://ir.miniso.com).

管治架構

我們的董事會下設三個專門委員會（審計委員會、薪酬委員會以及提名及企業管治委員會），各專門委員會各司其職，有效協助董事會履行職責及監督我們的各項業務運營，並不時關注我們可持續發展範疇的特定事宜及實務。有關本公司各董事委員會的職權範圍及各董事的相關資料已於投資者關係網站（https://ir.miniso.com）刊登。



Board
董事會
Audit Committee
審計委員會
Compensation Committee
薪酬委員會
Nominating and Corporate Governance Committee
提名及企業管治委員會

Board Diversity

In accordance with the requirements of the *Corporate Governance Code* set out in Appendix C1 to the *Listing Rules*, we have adopted a Board diversity policy. During the nomination and appointment, we consider a range of factors, including but not limited to gender, age, educational background, professional experience, skills and knowledge, industry experience, ethnicity, cultural background, and other relevant factors from time to time, striving for a diverse board composition.

As of the end of the Reporting Period, our Board consisted of four Directors with the number of independent non-executive Directors constituting three-quarters of the Board, including one female independent non-executive Director.

Board Independence

Under Appendix D2.12B of the *Listing Rules*, a listed issuer is required to confirm whether they have received an annual confirmation from each independent non-executive Director of his/her independence pursuant to Rule 3.13 of the *Listing Rules* and whether it still considers the relevant independent non-executive Director to be independent. As of the end of the Reporting Period, we have received annual confirmation of independence from each independent non-executive Director, affirming their independence.

To ensure Board independence, the Nominating and Corporate Governance Committee conducts an annual assessment of the independence of all independent non-executive Directors, confirming their compliance with the independence criteria outlined in Rules 3.13 of the *Listing Rules*. This assessment ensures that there are no relationships or circumstances that may affect or appear to affect their independent judgment.

As of the end of the Reporting Period, the majority of the Board members were independent non-executive Directors, with the Company's Chief Executive Officer serving as the sole executive Director. The Nominating and Corporate Governance Committee will continue to review the structure, size, and composition of the Board on a regular and ongoing basis to ensure the number of independent Directors meets the minimum requirements stipulated by the NYSE and the HKEX.

董事會多元化

依據《上市規則》附錄C1中列出的《企業管治守則》要求，我們采納董事會多元化政策，在提名及委任董事會成員時，綜合考慮多項因素，包括但不限於性別、年齡、教育背景、專業經驗、技能和知識、行業經驗、種族及族裔、文化背景以及不時相關之其他因素，務求達致董事會的多元化。

截至報告期末，我們共有四名董事，獨立非執行董事人數達到董事會人數的四分之三，其中包含一名女性獨立非執行董事。

董事會獨立性

根據《上市規則》附錄D2.12B，上市發行人須確認其是否已經根據《上市規則》第3.13條收到每名獨立非執行董事就其獨立性而作出的年度確認書，以及其是否仍然認為有關獨立非執行董事屬獨立人士。截至報告期末，我們已接獲各獨立非執行董事發出的年度獨立性確認書，且董事會認爲彼等各自獨立。

爲確保董事會的獨立性，提名及企業管治委員會負責每年評估所有獨立非執行董事的獨立性，並確認各人是否符合《上市規則》第3.13條所載有關獨立性的準則，及沒有任何可能影響或令人覺得影響其獨立判斷的關係或情況。

截至報告期末，本公司董事會的成員絕大部分爲獨立非執行董事，本公司首席執行官爲董事會內唯一執行董事。提名及企業管治委員會將持續定期審查董事會的結構、規模和組成，使董事會成員至少包含紐交所和聯交所規定的最低限度的獨立董事人數。



Position 任命職位


1
3

- Executive Director 執行董事
- Independent Non-executive Directors 獨立非執行董事

Gender 性別


1
3

- Female 女性
- Male 男性

Age 年齡


1
2
1

- 40-44 40-44 歲
- 45-49 45-49 歲
- 50 and above 50 歲及以上

Tenure 服務任期


1
3

- 3-4 years 3-4 年
- More than 4 years 4 年以上

Risk Management and Internal Control

We have adopted and implemented comprehensive risk management policies in all aspects of business operations, including financial reporting, internal control, regulatory compliance and human resources in compliance with the requirements stipulated in the *Listing Rules* and the *Corporate Governance Code* regarding risk management and internal control. We are dedicated to establishing and maintaining a risk management and internal control system comprising policies and procedures tailored for our business operations, with a continual focus on improving these systems.

By establishing a comprehensive risk management system, we enhance and refine our risk control processes to identify, measure, analyze, and evaluate the various risks that may arise in our business operations, and take timely and effective measures for prevention and control. Currently, we have launched a digital internal control platform system, facilitating data collection from various systems to provide a reference for the comprehensive management of the Group's significant risks.

風險管理與內部控制

我們依據《上市規則》及《企業管治守則》中有關風險管理及內部控制的要求，在財務報告、內部控制、監管合規及人力資源等業務運營的各個方面採用並實施全面的風險管理政策。我們致力於建立及維護適合我們業務運營的政策及程序組成的風險管理及內部控制系統，並致力於持續完善該等系統。

我們通過搭建全面風險管理體系，加强並完善風險管控流程，對企業運營中可能産生的各種風險進行識別、衡量、分析與評價，並適時采取及時有效的方法進行防範和控制。目前，我們已上綫數字化內控平臺系統，通過收集各系統數據，爲全面管理本集團重大風險提供參考依據。

Risk Management System
風險管理體系

First Line of Defense 第一道防綫	Provide professional knowledge and tools to identify risks through work plans and methodologies. Enhance risk monitoring by delving deeper into business processes and conducting ongoing reviews of high-risk matters.	對風險事項提供專業知識和工具，通過既定的工作計劃和方法辨認風險，通過不斷深入業務流程對風險系數較大的事項進行持續覆核來優化風險監控。
Second Line of Defense 第二道防綫	Coordinate, guide and inspect the Group's internal control and risk management.	統籌建設、指導和檢查本集團內部控制與風險管理工作。
Third Line of Defense 第三道防綫	Independently and objectively evaluate risk matters and conduct audits to enhance the efficiency of the first and second lines of risk defense, and promote the systematic construction of the risk management and control.	獨立客觀地評價或審計風險事項，提升第一、二道風險防綫的作用，推動風險管控體系化建設。

Risk Management Process
風險管理流程

Risk Identification 風險識別

- Establish a comprehensive risk management team to collect risk information from relevant departments, including ESG risks such as product quality, information protection and operational risks.

- 成立全面風險管理小組，向相關部門收集風險信息，其中包括產品質量、信息保護及經營風險等 ESG 風險。

Risk Response 風險應對

- The comprehensive risk management team proposes risk management solutions with input from functional departments. The internal audit department assesses the adequacy and appropriateness of the proposed solutions.
- Each functional departments executes the approved risk management solutions, assigning responsibility for risk control to specific positions or processes and ensuring their implementation.
- The comprehensive risk management team progressively establishes and refines an early warning mechanism for material risks and an emergency response mechanism for unexpected incidents.

- 全面風險管理小組提出風險管理解決方案，職能部門提供意見，內部審計部門評估方案的充分性、適當性。
- 各職能部門實施風險管理解決方案，將風險控制責任落實到具體崗位或流程並實施執行。
- 全面風險管理小組逐步建立健全重大風險預警機制和突發事件應急處理機制。

Supervision and Remediation
監督及改進

- The Audit Committee, operating under the Board, oversees the implementation of the Company's risk management policies. It ensures the identification, assessment, and control of risks involved in business operations. In the event of significant risk incidents, the Audit Committee should report to the Board, analyze the causes thoroughly, clarify responsible parties, and enforce accountability.
- We continuously perfect the risk management system and consolidate risk prevention by reviewing the management policies, optimizing the management procedures, and promoting management execution.

- 董事會下設的審計委員會負責監督本公司風險管理政策的實施，並確保識別、評估和控制業務運營中涉及的風險。在發生重大風險事故時，審計委員會需要向董事會報告。審計委員會深入剖析原因，明確責任人，並進行追責。
- 通過進一步檢討管理制度、優化管理流程及促進管理執行等方式，完善風險管理體系，夯實風險防範。

Internal Control

We are committed to establishing stringent internal procedures and continuously optimizing our internal control system by implementing measures such as risk assessment, strengthening compliance review for internal controls, and enhancing overall risk awareness. We utilize the Linglu Internal Control Platform System to collect data from various systems in order to comprehensively manage the Group's material risks. The Audit Committee continuously monitors the implementation of relevant policies and works with the internal audit department and senior management to ensure that our policies and implementation are effective and adequate.

內部控制

我們致力於建立嚴格的內部程序，通過執行風險評估、加强內控合規審查及提升整體風險意識等措施，持續優化內部控制體系的建設。我們通過靈鹿內控平臺系統收集各種系統數據以全面管理集團重大風險。審計委員會持續監督相關政策實施情況，並與內部審計部門和高級管理層合作，以確保我們的政策及實施屬有效及充分。



MINISO
名创优品
Barbie MINISO

Business Ethics
商業道德

Management Concept

"Positivity" is one of our corporate culture philosophies, representing an open and inclusive, positive and upward, and transparent and sunny mechanism. We uphold a corporate culture of high ethical standards, continually refine anti-corruption policies and regulations, strengthen internal monitoring and reporting policies, provide comprehensive employee integrity education and training, and are dedicated to fostering a sunny, trustworthy, and transparent business environment in collaboration with our business partners. We strictly adhere to anti-monopoly laws and regulations, resolutely maintaining market competition order and opposing any form of monopolistic behavior. Meanwhile, we uphold the principles of integrity and fairness to maintain a fair competitive environment in the market.

Management Policy

We strictly adhere to the *Company Law of the People's Republic of China*, the *Anti-Money Laundering Law of the People's Republic of China*, the *Anti-Unfair Competition Law of the People's Republic of China*, the *Provisional Regulations on the Prohibition of Commercial Bribery*, the U.S. *Foreign Corrupt Practices Act*, the U.K. *Bribery Act 2010*, and other anti-corruption laws and regulations. We maintain a zero-tolerance policy towards corruption and are determined to combat any form of potential corruption and bribery, including bribery, kickbacks, excessive gifts, facilitation payments, extortion, money laundering, and payments or quotations for improper business benefits, with corresponding management measures to address these issues.

We have established several policies and regulations related to business ethics, including the *Code of Anti-Corruption*, the *Policy of Compliance and Accountability*, the *Rule of Conflict of Interest Management*, the *Rule of Integrity Self-Discipline*, and the *Policy of Complaint and Whistleblowing*. By strengthening our institutional framework, we standardize the Company's internal management and employee conduct guidelines to prevent the occurrence of fraudulent activities.

Management Practice

Integrity Commitment

We insist "zero-tolerance" towards anti-corruption and integrity compliance. We have established anti-corruption management requirements for our Directors, employees, suppliers, outsourced personnel and other business partners, with stringent adherence expected from all parties involved. MINISO joined the Trust and Integrity Enterprise Alliance since 2018 and serves as a governing member. Severe misconduct matters will be handled in accordance with the *Sharing Mechanism for the List of Discredited Persons in the Trust and Integrity Enterprise Alliance*.

管理理念

「陽光」是我們的企業文化理念之一，代表豁達包容、積極向上和開放透明的陽光機制。我們奉行高道德標準的企業文化，持續完善反貪腐規章制度，强化內部監察及舉報制度，加强僱員廉潔教育與培訓，致力於與商業夥伴共建陽光、誠信、透明的商業環境。我們嚴格遵守反壟斷法律法規，堅決維護市場競爭秩序，反對任何形式的壟斷行為。同時，我們秉持誠信和公平原則，維護市場公平的競爭環境。

管理政策

我們嚴格遵守《中華人民共和國公司法》、《中華人民共和國反洗錢法》、《中華人民共和國反不正當競爭法》、《關於禁止商業賄賂行爲的暫行規定》、美國《海外反腐敗法》以及英國《2010年反賄賂法案》等法律法規，對貪腐現象零容忍，堅決打擊任何形式的潛在腐敗和賄賂行爲，包括賄賂、回扣、過度的禮物、便利費、敲詐勒索、洗錢和爲獲得不正當商業利益進行付款或報價的行爲，並制定了相應的管理措施。

我們建立了一系列與商業道德相關的政策制度，如《反商業賄賂條例》、《合規問責制度》、《利益衝突管理制度》、《廉潔自律從業制度》及《投訴舉報制度》等，通過完善制度建設，規範公司內部管理和僱員行爲準則，杜絕舞弊行爲的發生。

管理實踐

廉潔承諾

在反貪腐與誠信合規方面，名創優品始終堅持「零容忍」的態度，我們對公司董事及全體僱員、供應商、外包人員以及其他合作夥伴均制定反貪腐相關管理要求，並要求相關方知悉並遵循。名創優品已在2018年加入陽光誠信聯盟，成爲聯盟理事單位。如發現情節嚴重的不當行爲，將按照《陽光誠信聯盟失信人名單共享機制》處理。

For Directors and all employees: We have formulated the *Code of Business Conduct and Ethics*, applicable to Directors, senior management, and employees (including full-time, part-time, consultative, or temporary), which includes anti-corruption requirements such as conflicts of interest, gifts and gratuities, and compliance with the U.S. *Foreign Corrupt Practices Act*.

針對董事及全體僱員：制定《商業行爲及道德守則》，適用於董事、高管及僱員（涵蓋全職、兼職、諮詢性質及臨時工作），其中包含利益衝突、禮品與饋贈、遵守美國《海外反腐敗法》等反腐敗行爲要求。

For new employees: Upon joining the Company, new employees must also sign the *Letter of Commitment of Integrity* alongside their employment contracts.

針對新僱員：新員工在加入公司時必須在簽署勞動合同的同時統一簽訂《廉潔就業承諾書》。

For suppliers: In all business contracts, a signed *Anti-Commercial Bribery Notice* must be included.

針對供應商：所有商務合同必須包含已簽署的《反商業賄賂告知書》。

For store staff: All store staff (both in directly operated stores and Miniso Retail Partner stores) must be aware of the *Integrity Contract* and confirm their understanding by signature.

針對門店人員：所有門店（直營店及名創合夥人門店）人員均需知悉《誠信合約》，並簽名確認。

Integrity Publicity

We regularly conduct staff integrity training and multi-form publicity to cultivate and strengthen employees' awareness of anti-corruption and business integrity principles, emphasizing ethical and professional standards, business norms, and policy construction.

廉潔宣貫

我們定期開展僱員廉潔培訓與多形式宣貫，培養僱員參與反腐倡廉工作的意識，並從思想道德、職業道德、業務規範、制度建設等方面加强僱員對於廉潔建設的意識。

Training

For new employees

During onboarding training, we have included courses on integrity and compliance. We publicize the *Policy of Compliance and Accountability*, the *Rule of Conflict of Interest Management*, and the *Rule of Integrity Self-Discipline* to new employees so that they are well-informed about the relevant policies and strengthening their consciousness for integrity principles.

培訓

針對新僱員

在入職培訓設立了誠信合規類課程，開展《合規問責制度》、《利益衝突管理制度》及《廉潔自律從業制度》等宣講，使新員工知悉相關規定並加强自身廉潔管理的意識。

For Directors and management-level employees	針對董事及管理層級別的僱員
To reinforce anti-corruption management, they participate in regular meetings where we discuss typical violation cases, emphasize the company's anti-corruption requirements, and publicize reporting channels.	通過參加定期會議，講解典型違規案例、强調公司反貪腐要求及公布舉報渠道等方式，加强反貪腐管理。

For store staff	針對門店店员
Both offline and online trainings are conducted for all store staff, focusing on the culture of integrity and compliance publicity, store shrinkage and inventory management. For store managers and reserve store managers, we offer the "Compliance Lecture" training along with an integrity pledge.	針對所有店員，開展線下和線上培訓，培訓內容包括誠信合規文化宣貫、門店損耗和庫存管理等;對於店長及儲備店長，開展「合規大講堂」培訓暨誠信宣誓。

Publicity

宣貫

We have launched the "Integrity MINISO" Wechat Official Account, where we regularly publish integrity journals and share anti-corruption comics and books.

推出「誠信名創」公衆號，定期發布誠信期刊，並分享反腐漫畫、書籍等。

Anti-Corruption Audit

Our Audit Center conducts audits and reviews related to anti-corruption and business ethics across all business segments and subsidiaries at least once annually. The Audit Center reports to the Group's Chief Risk Control Officer and submit an annual audit plan to the Audit Committee each year.

To strengthen compliance and asset management of retail stores and to prevent dishonest behaviors such as cashier fraud, inventory discrepancies and data falsification, the Group's Audit Center carries out routine store inspections and special inventories checks for both directly operated stores and MINISO Retail Partner stores. The audit scope includes process compliance, account and actual consistency, security management, cash management, inventory management, etc. Essential checks also involve whether the *Integrity Contract* is signed by all employees and displayed, the status of integrity culture learning, and the implementation of integrity and compliance measures. The Audit Center conducts routine checks on stores based on the Compliance Inspection Checklist and regular inventory audits for such stores according to policies such as the *Store Audit Compliance* and *Stocktaking Policy* and the *TOP TOY Store Stocktaking Plan*, to ensure business processes adhere to management standards. During the Reporting Period, the stocktaking checks were completed as planned, with 1,756 domestic store checks and 217 overseas store checks conducted.

反腐敗稽核

審核中心對各業務綫和子公司至少每年開展一次反腐敗和商業道德相關的審計稽核。審核中心向本集團首席風控官匯報，並每年向審計委員會提交年度審計計劃。

爲加强零售店鋪合規管理及資産管理，防範收銀舞弊、盤點舞弊、數據造假等不誠信行爲，本集團審核中心对直營店及名創合夥人門店开展日常巡店和專項盤點。審查維度包括流程合規、帳實一致、安全管理、現金管理、庫存管理等；其中，門店是否全員簽署及張貼《誠信合約》、誠信文化學習情況、誠信合規執行情況等為必要檢查項。審核中心依據《合規檢查清單》對門店進行日常檢查，依據《門店審察合規與盤點政策制度》及《TOP TOY 門店盤點方案》等制度對此类門店進行定期事項盤點，確保經營流程符合管理規範。於報告期内，門店盤點已按計劃完成。其中，境內審察盤點達 1,756 店次，境外審查盤點達 217 店次。

Monitoring and Reporting Mechanisms

We welcome supervision from all stakeholders and have established and publicized multiple reporting channels, such as phone, email, mail, WeChat official account and website. Meanwhile, we have also included these reporting channels in our business cards and have set up a pop-up alerts for the fraud complaint reporting and the whistleblower rewarding mechanism in our internal systems. For suppliers, we have set up a dedicated WeChat account for monitoring and reporting, managed directly by the Chief Risk Control Officer to facilitate communication. Additionally, the Company's founder has personally established a "10 Million Anti-Corruption Incentive Fund" to reward reports of dishonest behaviors such as commercial bribery, corruption, and infringement on the interests of the Company.

We have formulated the *Policy of Complaint and Whistleblowing*, the *Policy of Compliance and Accountability*, and the *Rule of Case Investigation Process* to formalize provisions concerning reporting matters, methods, and procedures. We encourage real-name whistleblowing and welcome anonymous reporting as well. To protect whistleblowers, all complaints and reported information are managed independently by the relevant responsible person, with all case data archived and managed by the relevant departments. The identity of the reporter is confidential and strictly prohibited from leaking.

監督及舉報機制

我們積極接受各利益相關方監督，設立並公開多個舉報渠道，如電話、電子郵件、信件、微信公衆號、網站等。同時，我們在商務名片中印製舉報渠道，亦在本集團內部系統中設置自動彈出的舞弊投訴舉報及舉報獎勵機制提示彈窗。對於供應商，我們設置監督及舉報的專用微信賬號，由首席風控官直接管理，便利溝通渠道。此外，公司創始人還以個人名義出資成立「1000 萬反腐獎勵基金」，用於獎勵對於商業賄賂、貪污腐敗、侵佔公司利益行爲等不誠信行爲的舉報。

我們在《投訴舉報制度》、《合規問責制度》及《案件調查流程》中對舉報事項、舉報方式、舉報流程等進行制度化約定。我們鼓勵實名舉報，亦接受匿名舉報。爲保護舉報人，所有投訴舉報信息歸相關負責人獨立管理，所有案件資料均由相關部門存檔管理，舉報人的信息均屬機密，嚴禁泄露。

Public Reporting Channels for Anti-Corruption
反貪污舉報公開途徑

Reporting Address for Mail: Audit Center, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, Guangdong Province, China

信件舉報地址：中國廣東省廣州市海珠區琶洲大道 109 號銘豐廣場審核中心

Reporting Email: jubao@miniso.com

舉報郵箱：jubao@miniso.com

Reporting Hotline: +(86) 20-32306713

舉報熱綫：+(86) 20-32306713

WeChat Official Account for Anti-Corruption: "Integrity MINISO"

微信公衆號舉報：「誠信名創」

ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

We **did not experience** any litigation cases involving corruption, bribery, extortion, fraud, or illegal money laundering.

我們**未發生**任何涉及貪污、賄賂、勒索、欺詐及非法洗錢的訴訟案件。

We conducted a total of **293** online and offline trainings on integrity, compliance and anti-corruption for all domestic and overseas employees, outsourced personnel, and staff in stores operated under the MINISO Retail Partner model and distributor model, with a total of **13,541** participants.

我們面向境內外全體僱員、外包人員、名創合夥人及代理商門店人員開展誠信、合規及反腐敗線上和線下培訓共 **293** 場次，共計 **13,541** 人次參與。

We conducted a total of **52** anti-corruption trainings, with a total of **4,678** participants.

Among them, **106** senior management level and above employees participated in the anti-corruption training.

我們開展反腐敗培訓合計 **52** 場次，共計 **4,678** 人次參與培訓。

其中，高級管理級別及以上的僱員參與反腐敗培訓共計 **106** 人。

Integrity and Trust Promotion Conference Held by MINISO on "International Anti-Corruption Day"
「國際反腐敗日」名創優品舉行廉潔誠信宣講大會

MINISO organized an integrity and trust promotion conference themed "Uphold Integrity, Embrace Enlightenment" on "International Anti-Corruption Day" encouraging our internal employees, suppliers, and other business partners to actively engage in MINISO's integrity management system to collectively combat corruption, job-related crimes, and other violations and illegal activities. We also shared cases of bribery and corruption with compliance reporting channels, to call on suppliers to adhere to the culture of integrity and establish a strong compliance foundation.

我們在「國際反腐敗日」舉行了以「正身立本，心自光明」爲主題的廉潔誠信宣講大會，鼓勵內部員工、供應商以及其他合作夥伴積極參與到名創優品誠信經營的監督體系中來，共同打擊腐敗和職務犯罪等違規、違法行爲。同時，我們也分享了受賄索賄案例與合規舉報渠道，呼籲供應商恪守誠信文化，築牢合規底綫。

Intellectual Property
知識產權

Management Concept

We attach great importance to protecting intellectual property and are committed to integrating the protection of intellectual property into our daily operations to protect our innovations and safeguard our brand reputation.

管理理念

我們高度重視知識產權保護工作，並致力於將知識產權保護的相關工作融入日常運營當中，旨在保護企業創新成果和維護品牌聲譽。

Management Policy

We comply with legal and regulatory requirements such as the *Trademark Law of the People's Republic of China*, the *Patent Law of the People's Republic of China*, and the *Copyright Law of the People's Republic of China*. To achieve effective protection of intellectual property through continuous optimization of management processes, we have formulated a series of management policies related to intellectual property protection, including the *Intellectual Property Integrated Management Measures*.

管理政策

我們遵守《中華人民共和國商標法》、《中華人民共和國專利法》及《中華人民共和國著作權法》等法律法規要求，並已制定《知識產權綜合管理辦法》等一系列有關知識產權保護的管理制度，以通過持續優化管理流程，實現對知識產權的有效保護。



Management Practice

Our trademarks, brand names, and other intellectual properties, such as patents for product designs, are precious to us. We have taken various measures to protect our intellectual property, including patent exploration, product patent application, copyright registration for artistic works, brand trademark development, and defense against infringement of intellectual properties. For instance, we meticulously manage the entire process for TOP TOY's self-owned IP image copyrights, including processes such as trademark and copyright registration, licensing contract setup, product selection, and review of licensed materials, to mitigate potential risks in IP licensing collaborations.

We also focus on protecting our partner's intellectual property rights during strategic cooperation and co-branding development, specifying the rights and obligations as well as the ownership of intellectual property through cooperation contracts. We strictly use our partner's intellectual property within the scope of authorization, and will offer support in defending their intellectual properties against infringement.

To avoid infringing on others' intellectual property, our legal team conducts intellectual property searches and analysis based on the design drafts during the product design phase, and provides feedback to minimize potential intellectual property risks as much as possible.

Furthermore, to enhance employees' awareness of intellectual property protection and reduce the risk of intellectual property infringement in product development, we have conducted several rounds of internal training on intellectual property protection during the Reporting Period, including training on the *Trademark Basics and Trademark Naming Rules*, the *Patent Process and Risk Control Training*, the *Preparation of Technical Disclosure Document for Software Patent Application,* the *Training on IT Patent Exploration Preparation of Technical Disclosure Document*, the *Key Points for the Application of Design Patents for Products*, the *Intellectual Property Protection and Risk Defense for Product Designs* and the *Judgment of Trademark Similarity*.

管理實踐

我們的商標、品牌名稱及其他知識產權（如與產品設計相關的專利）對我們至關重要。對於自身知識產權，我們采取了一系列保護行動，包括專利挖掘、產品專利申請、美術作品版權登記、品牌商標布局及在知識產權受侵犯時進行維權等。例如，對於 TOP TOY 的 自有 IP 形象版權，我們在商標注册、版權登記、授權合同的設置、授權品類的選擇、審查授權物料等環節制定了全鏈條流程，最大化規避 IP 授權合作中可能出現的風險問題。

我們亦十分注重在戰略合作、品牌聯名開發過程中保護合作方的知識產權，通過簽署合作合同約定各自的權利義務以及知識產權歸屬，嚴格在授權範圍內使用合作方知識產權，並在合作方知識產權受侵犯時予以維權協助。

爲避免侵犯他人知識產權，在產品設計階段，法務團隊結合產品設計稿進行知識產權檢索、分析並提供反饋，盡可能降低潛在的知識產權風險。

此外，爲增强僱員對於知識產權的保護意識、降低產品開發的知識產權侵權風險，報告期內，我們針對知識產權保護開展了多輪內部培訓，包括《商標基礎及商標命名規則》、《專利流程與風控培訓》、《軟件專利申請的技術交底書撰寫》、《IT 專利挖掘及技術交底書撰寫培訓》、《商品外觀專利申請要點》、《商品外觀的知識產權保護及風險防禦》和《商標近似判斷》等培訓。



ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

During the Reporting Period, we have submitted applications for **281** trademarks, **45** patents and **117** copyrights.

報告期内，我們共提交 **281** 項商標、**45** 項專利及 **117** 項版權的申請。

As of the end of the Reporting Period, we have a total of **1,785** trademarks, **327** patents and **655** copyrights.

截至報告期末，我們共持有 **1,785** 項商標、**327** 項專利及 **655** 項版權。

Trademarks 商標


852
1785
933

China 中國
Overseas 海外

Patents 專利


31
40
327
256

Design Patents 外觀專利
Utility Models Patents 實用新型專利
Invention Patents 發明專利

Copyrights 版權


32
655
623

Artwork 美術作品
Software Copyrights 軟件著作權

Quality First to Create Good Things for Life
品質爲先 創造生活好物

Quality is paramount for a beautiful life. We continuously provide consumers with high-quality and affordable products, and consistently enhance our quality assurance closed-loop system. Leveraging diverse product designs, an efficient and rapid supply chain, and robust digital operational capabilities, we are committed to creating a relaxing and enjoyable shopping experience, allowing everyone to enjoy the small joys in life.

美好生活，品質爲先。我們持續爲消費者提供高質量與高性價比的產品，我們構建並持續完善質量保障閉環體系，通過豐富多樣的產品設計、高效迅捷的供應鏈與强大的數字化運營能力，持續打造輕鬆愉悅的購物體驗，使每一個人都能享受生活中的小確幸。

Material Topics in This Section

- Product Responsibility
- Chemical Safety
- Information Security and Customer Privacy Protection
- Marketing and Services

本章節重要性議題

- 產品責任
- 化學品安全
- 信息安全與客戶隱私保護
- 營銷與服務

Response to the SDGs

回應的 SDGs


MINI SO


MINI SO
MINI SO

Product Responsibility
產品責任

Management Concept

Our product strategy focuses on "Playful, Appealing, and Useful", with "high appeal, high quality, and high affordability" as the core of every product in MINISO's extensive product range. We are committed to offering consumers reliable and high-quality products, and strive to make life more enjoyable through our quality products and services.

管理理念

「好玩、好看、好用」是我們的產品策略，「高顏值、高品質及高性價比」是名創優品廣泛的產品組合中每一款產品的核心。我們力爭爲消費者提供值得信賴的高品質產品，希望通過優質的產品和服務讓更多人能輕鬆地享受美好的生活。

Management Policy

We are committed to providing high-quality products to consumers worldwide. We strictly adhere to laws and regulations in the markets where we sell our products such as the *Product Quality Law of the People's Republic of China*, the *Consumers Rights and Interests Protection Law of the People's Republic of China*, the *Food Safety Law of the People's Republic of China*, the *Cosmetics Supervision and Administration Regulation,* the *GB 4806.7-2023 National Food Safety Standard for Plastic Materials and Articles in Contact with Food,* the *Regulations on* the *Administration of Compulsory Product Certification,* the *GB 4943.1-2022 Audio/Video, Information and Communication Technology Equipment—Part 1: Safety Requirements,* the *GB 31241-2022 Safety Technical Specification for Lithium Ion Batteries and Battery Packs for Portable Electronic Devices,* the *GB 4706.1-2005 Safety of Household and Similar Electrical Appliances,* the *GB/T 26701-2011 General Technical Requirements for Model Products*, the *GB 6675-2014 Toys Safety*, the *European Toy Safety Directive*, the *General Product Safety Directive, the Regulation (EC) No 1907/2006 - Registration,Evaluation, Authorisation and Restriction of Chemicals (REACH)*, the *US Consumer Product Safety Improvement Act* (CPSIA), the *Standard Consumer Safety Specification for Toy Safety* (ASTM F963-23), and the *California Proposition 65* (CA65) .

We have established a comprehensive monitoring system to track regulatory changes related to product quality, ingredients and safety, enabling us to review changes in regulations and make timely adjustments to ensure the compliance of our products both domestically and internationally. Additionally, we have formulated internal management policies, such as the *New Product Development Quality Management Process*, the *Product Compliance Testing Report Review Process*, the *General Standards for Product Inspection*, and the *Product Factory Testing Process and Requirements*, to ensure our products meet the highest quality standards. We have incorporated strict quality assurance and control procedures into the quality management of our products' entire lifecycle quality management, and prudently managing every aspect from the quality of raw materials to production, packaging, delivery, storage, and distribution.

管理政策

我們致力於爲全球消費者提供高品質產品，我們嚴格遵循《中華人民共和國產品質量法》、《中華人民共和國消費者權益保護法》、《中華人民共和國食品安全法》、《化妝品監督管理條例》、《GB 4806.7-2023 食品安全國家標準 食品接觸用塑料材料及製品》、《強製性產品認證管理規定》、《GB 4943.1-2022 音視頻、信息技術和通信技術設備第1部分：安全要求》、《GB 31241-2022 便攜式電子產品用鋰離子電池和電池組 安全技術規範》、《GB 4706.1-2005 家用和類似用途電器的安全》、《GB/T 26701-2011 模型產品通用技術要求》、《GB6675-2014 玩具安全》、《歐洲玩具安全指令》、《通用產品安全指令》、歐盟 EC/1907/2006《關於化學品注册、評估、授權和限制的法規》(REACH 法規)、《美國消費品安全改進法案》(CPSIA)、《玩具安全標準消費者安全規範》(ASTM F963-23)及《加州第 65 號提案》(CA65)等銷售地相關法律法規。

我們已建立完善的監測系統，追踪有關產品質量、成分及安全性的法規變動，令我們能及時審視監管法規的變化，幷及時做出調整，從而確保產品在國內與國際範圍內的合規性。此外，我們制定了《新品開發質量管理流程》、《產品合規測試報告審查流程》、《產品檢驗通用標準》和《產品出廠測試流程及要求》等內部管理制度，將嚴格的質量保證和控制程序融入產品全生命週期質量管理，審慎管理產品從原材料質量到生產、包裝、交付、儲存及分銷的每個環節。

Management Practice
管理實踐

Insights 洞察

- We identify potential product categories that resonate with consumer needs and interests by analyzing market trends, industry insights, and consumer preferences.

- 基於市場趨勢、行業洞察及消費者偏好，識別消費者所需要、所感興趣的潛在產品類別

Supplier Development 供應商開發

- Before onboarding potential suppliers, our quality team conducts an initial assessment and invites third-party organizations to perform independent audits of the suppliers' quality control capabilities.

- 引入潛在供應商前，質量團隊會開展初始評估，並邀請第三方機構對供應商質量控製能力進行獨立審核

Design 設計

- We evaluate the initial design of products, taking into account compliance requirements and consumer experience, and provide feedback on potential risks to the R&D department for proactive design improvements.

- 對產品的初始設計進行評估，考慮合規要求及消費者體驗，將潛在風險反饋至研發部門，並開展設計環節的前置改善

Production 生產

- We focus on pre-production samples; mass production can only commence after the pre-production samples have met the required standards.
- We conduct on-site audits of factories' quality management systems to ensure the stable operation of facilities, equipment, and quality management systems.

- 關注產前樣，產前樣審核符合標準後，方可開始批量生產
- 現場審核工廠質量管理系統，確保設施、設備及質量管理系統的穩定運行

Sampling and Inspection 抽檢及驗貨

- Based on the "1+1+1" Quality Control Mechanism, we strictly conduct random inspections of raw materials and finished products in stores, warehouses, and factory every month. These samples will be sent to authoritative third-party labs for testing and verification then.

- 根據「1+1+1」質量管控機制，嚴格執行每月在門店、倉庫及工廠現場對原料和成品進行隨機抽檢，並送交權威第三方實驗室進行檢測驗證

Follow-up on Market Feedback 跟進市場回饋

- We organize and analyze market feedback, incorporating targeted improvements based on consumer feedback, and apply these insights to future product development processes.

- 整理及分析市場反饋，根據消費者意見開展針對性改善，並應用於未來的產品開發過程中

Product Lifecycle Quality Management Process
產品全生命週期質量管理流程

Product Innovation

We strive to meet consumers' evolving needs by providing diverse products. Our product development process is deeply rooted in consumer preferences, making it essential for product innovation to swiftly sense and adapt to changing consumer preferences. We actively engage with consumers through various channels such as the MINISO membership program, WeChat Mini Program, third-party e-commerce platforms, O2O platforms, and WeChat-based store communities. We leverage intelligent consumer analysis technology and robust data analysis capabilities to capture the latest consumption trends and generate consumer insights to guide and test our product designs and combinations.

We work closely with designers and suppliers to achieve dynamic product development and frequent new product launches. Our co-branding collaborations with IP licensors of popular brands have expanded our product design possibilities and increased brand awareness. Additionally, we collaborate with talented independent artists to develop new IPs into trendy IP products.

Meanwhile, we announced the upgrade of our "Global Product Innovation Center" and are currently establishing four design centers across China, the United States, Japan, and South Korea. These centers will enable us to deliver more regionally tailored and professionally designed products. We will focus on three key innovation capabilities, insight, design, and technology, to create more "Playful, Appealing, and Useful" products for consumers.

產品創新

我們努力爲消費者提供種類繁多的商品，以迎合消費者不斷變化的需求。產品開發以消費者洞察爲前提，因此，迅速感知並時刻緊跟消費者的需求對產品創新至爲關鍵。我們通過多種渠道與消費者開展積極互動，包括名創優品會員計劃、微信小程序、第三方電商平臺、O2O 平臺及微信門店社群等。我們憑藉消費者智能分析技術和數據分析能力，捕捉最新消費趨勢，産出消費者洞察，用於指導和測試我們的產品設計和產品組合。

我們與設計師及供應商密切合作，實現動態產品開發與高頻上新。我們與擁有流行品牌的 IP 授權商開展品牌聯名合作，開啓了更多元的產品設計與開發方向，並提高了我們的品牌知名度。我們亦與才華橫溢的獨立藝術家聯名將新 IP 開發成潮流 IP 產品。

同時，我們宣布全新升級「全球產品創新中心」，並正於中國、美國、日本及韓國投入建設 4 個設計中心，針對不同區域的市場提供更爲專業的設計輸出。未來，我們將圍繞洞察能力、設計能力、技術能力這三大創新能力，為消費者創造更多「好玩、好看、好用」的產品。

Product Quality Management

Our quality control team is involved throughout the entire product development process, conducting multiple rounds of quality inspections. To manage product quality more systematically, we have developed and fully implemented a digital quality control system, integrating every step of the product lifecycle quality management into the online system, achieving standardization and visibility of the quality inspection procedures. We have established a "1+1+1" Quality Control Mechanism, with triple checks on product quality to ensure that all products sold meet safety and quality standards. For example, for certain categories, we require suppliers to regularly conduct sample tests and verify raw materials and components, providing test reports to our quality department for record-keeping; upon submitting a delivery request, suppliers must also provide material test reports, material consistency declarations, supplier self-inspection reports, and quality assurance letters, among other documents.

產品質量管理

我們的質量控制團隊參與整個產品開發流程，並執行多輪質量檢驗。爲更系統地進行產品質量管理，我們開發並全面應用數字化質量控制系統，將產品全生命週期質量管理的各個步驟整合至線上質量控制系統，實現質量檢查程序的標準化與可視化。我們建立「1+1+1」質量管控機制，對產品質量進行三重把關，以確保所銷售的産品均符合安全和質量標準。例如，對於部分品類，我們要求供應商須定期抽樣檢測與驗證原料和配件，並向我們的質量部提供檢測報告備案存檔；在提交回貨申請時，供應商亦需要提供原料檢測報告、同材質聲明、供應商自檢報告以及質量保證函等文件。

To further enhance product quality control, we aim to increase the frequency and number of quality audits for each product category annually. During the Reporting Period, we conducted 903 external quality audits on our products.

爲更好地管控產品質量，我們目標每年持續增加各產品品類的質量稽核頻率及次數。於報告期內，我們的產品接受外部質量稽核共計 903 次。

Internal Quality Team
內部質量團隊

Our quality team monitored our post-market products.

我們的質量團隊對上市後產品進行檢測

National Sampling and Inspection Task Executing Agencies
國家抽檢任務執行機構

Third-party organizations tasked with national sampling inspections were invited as "mystery customers" to carry out sampling.

邀請承擔國家抽檢任務的第三方機構作為「神秘顧客」，對門店進行抽檢

International Authoritative Testing Organizations
國際權威檢測機構

Third-party testing organizations were designated to conduct premarket testing of products.

指定第三方檢測機構對商品進行上市前檢測

"1+1+1" Quality Control Mechanism of MINISO
名創優品「1+1+1」質量管控機制

In addition, we are committed to enhancing the influence of MINISO, particularly in terms of quality. During the Reporting Period, MINISO actively participated in the formulation of various industry standards, including the *Group Standard of General Rules for Food Toys*, the *Group Standard of Daily Disposable Pants* (T/GDBX 067-2022), and the *Group Standard of Hair Products Fluffing Spray*, which have been officially released. These new standards fill the gaps in current standards for new product categories and contribute to the healthy and rapid development of the industry.

此外，我們致力於不斷提升名創優品品牌在質量方面的影響力。於報告期內，名創優品積極參與行業內各項團體標準的制定工作。其中，我們參與制定的《食品玩具通則團體標準》、《日拋褲團體標準》（T/GDBX 067—2022）和《髮用產品蓬鬆噴霧團體標準》已正式發布，補充了現行標準在新品類方面的空白，也爲行業持續健康快速發展貢獻力量。

Product Recall

We continuously track and manage the quality of sold products, as well as establish and refine the product recall mechanism. Should we identify any quality issues or potential adverse effects on consumer safety and health due to design or manufacturing defects in the products, we will recall in accordance with the *Miniso Product Recall Management Procedures* to minimize or avoid consumer losses. Upon receiving information about the problematic product, the product quality control team will organize an inter-departmental product assessment, determine the recall level for the products and activate the recall within 48 hours. Meanwhile, our customer service team will communicate with consumers in a timely manner, the operations team will quickly address the recalled shelf products in stores, and the logistics team will ensure the recalled products are properly inventoried. Additionally, the product quality control team is responsible for leading quality incident investigations and conducting post-mortem reviews to prevent the recurrence of similar issues, ensuring continuous improvement in product quality.

產品召回

我們對售出產品的質量持續進行跟踪管理，制定並不斷完善產品召回機制。一旦發現流通產品存在質量問題，或因設計、製造缺陷而對消費者的安全、健康造成潛在不利影響，我們會根據《名創優品商品召回管理程序》進行召回處理，盡量減少或避免消費者損失。在獲得問題產品信息後，商品質量控制團隊會組織跨部門產品評估，對需要召回處理的商品確定召回等級，並在48小時內啓動召回。同時，我們的客服團隊將及時與消費者進行溝通，運營團隊將快速對接門店處理需召回的貨架商品，而物流團隊會對召回商品進行盤點。此外，商品質量控制團隊負責主導質量事件調查並進行復盤總結，避免類似問題重複發生，確保產品質量獲得持續改善。

Highlights and Cases

亮點及案例

ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

0 major quality incidents

重大質量事故 **0** 起

The quality team conducted more than **2,400** quality inspections

質量團隊開展質量檢測 **2,400** 餘次

Conducted supplier unannounced inspections more than **400** times

開展供應商飛行檢查 **400** 餘次

Conducted **903** external quality audits of products

產品接受外部質量稽核共計 **903** 次

Quality-Related Honors and Awards during the Reporting Period
报告期内榮獲質量相關榮譽及獎項



GOA
2023
最受欢迎液体香氛奖
Top Diffuser
名创优品/MINISO
辉夜璃美人



GOA
2023
最受欢迎液体香氛设计奖
Top Diffuser Design
名创优品/MINISO
晨露野蔷薇

MINISO's products won awards in the 2023 fragrance and perfume "Golden Osmanthus Awards" held by the China Household Chemicals Industry Association

名創優品產品在中國日用化工協會 2023 年香氛香水「金桂獎」評選中獲獎



MINISO's Disney-Pixar Sullivan Collection Super Soft Plush Toy (Mike Wazowski)

MINISO- 迪士尼皮克斯蘇利文系列超柔主題墩墩公仔（大眼仔）



Kuromi

TOP TOY's Kuromi Semi-Mechanical Toy Bricks

TOP TOY 酷洛米積木半機械大體

The products of MINISO and TOP TOY were selected as the "Upgraded and Innovative Product" in the 2023 China Toy and Infant Products Industry

名創優品及 TOP TOY 的產品分別入圍 2023 年中國玩具和嬰童用品行業「升級和創新產品」

Testing the Boron in Crystal Slime Toy Products
對水晶泥玩具產品中的含硼情況進行檢測

During the Reporting Period, MINISO launched crystal slime toy products in the Chinese market.

Crystal slime products are prone to exceeding the safety standards for heavy metal boron, which is a key issue in toy safety recalls in Europe and the United States. The current Chinese toy regulations GB 6675 series do not mandate the testing of boron element. However, concerning children's health and with a responsible attitude towards consumers, we have added testing for heavy metal boron according to the EU toy EN 71-3 standard, ensuring that consumers can use our products with confidence and safety.

報告期內，名創優品面向國內市場推出水晶泥玩具產品。

水晶泥產品容易出現重金屬硼元素超標的情況，在歐美地區是玩具安全召回的重點災區。現行國內玩具法規 GB 6675 系列中並沒有強制要求檢測硼元素。但基於對兒童健康的關注及對消費者負責任的態度，我們按歐盟玩具 EN 71-3 標準增加對重金屬硼元素的檢測，使消費者能放心安全地使用我們的產品。



RMB:12.9
3+



PUTTY
O!PUTTY
3+

Crystal Slime Products
水晶泥產品

The " Global Development Plan for Chinese Culture Innovation" and the Promotion of China Chic
「中國文化創新全球發展計劃」及國潮文化傳播

In 2023, we initiated the "Global Development Plan for Chinese Culture Innovation" in collaboration with Xinhua News App, aiming to blend traditional Chinese culture with trendy consumer products. The plan focuses on product innovation to promote a fashionable and international expression of Chinese culture. In September 2023, we introduced the "Chinese Intangible Cultural Heritage" series, combining intangible cultural heritage such as Nv Shu (women's script), kites, and paper-cutting with various product categories like fragrance, cultural and creative products, and pets. This infusion of trendy traditional Chinese culture in modern products also provides another template for the daily, fun, and trendy expression of intangible cultural heritage.

2023年，我們聯合新華社客戶端發起「中國文化創新全球發展計劃」，計劃以多樣的形式將中國傳統文化與潮流消費進行融合，以產品創新推動中國文化的時尚表達和國際表達。2023年9月，我們推出「中國非遺」系列產品，將女書、風箏、剪紙等非物質文化遺產與香薰、文創、寵物等多個品類產品相結合，為現代商品注入國潮韻味，也為非遺文化的日常化、趣味化、潮流化表達提供了又一樣本。

In addition, we integrate Chinese traditional culture with global fashion trends while combining local cultural characteristics to establish city image stores with Chinese cultural elements.

此外，我們將中國傳統文化與全球時尚潮流進行融合，結合當地地域文化特色，推出多個具有中國文化元素的城市形象店。


MINISO 名创优品 × 新华社客户端 XINHUA NEWS
中国文化创新全球发展计划
Intangible Cultural Heritage Pet Leash
非遺系列寵物牽引繩


MINISO 名创优品 × 新华社客户端 XINHUA NEWS
中国文化创新全球发展计划
Intangible Cultural Heritage Paper Fan
非遺系列紙扇


MINISO 名创优品 × 新华社客户端 XINHUA NEWS
中国文化创新全球发展计划
Intangible Cultural Heritage Hardcover Notebook with Gold Foil and Hollow Carving
非遺系列燙金鏤空精裝本


MINISO Taiyuan City Image Store
名創優品太原城市形象店


MINISO's Chinese-style Themed Store in the Ancient Town of Langtou Village, Guangzhou
廣州塱頭村古鎮 MINISO 國風主題店

We are attentive to consumer feedback and continuously enhance our products' quality and user experience by implementing new technologies and materials.

我們悉心聽取消費者心聲，通過采用新工藝和新材料等途徑持續優化產品品質，提升用戶使用體驗。

In 2023, we initiated product experience improvement projects for 36 core categories, including crystal diffusers, daily disposable pants, dried meat, and charging kits.

2023 年，我們針對 36 個核心類目開展產品體驗改善項目，包括晶石香薰、日拋褲、肉脯、充電套裝等。

Taking the block storage as an example, after receiving feedback from stores and consumers about handle damage, we optimized the structure of the handle, revised the mold, and added a protective layer of pearl cotton to the handle area of the packaging to further strengthen the product's resistance to external forces. As of the end of the Reporting Period, we have tracked over 10,000 block storage products that have been produced and sold, and no handle damage has been reported after the improvements.

以方塊小收納爲例，我們在收到門店和消費者反饋把手有破損後，安排對把手的結構進行優化，重新修改了模具，並在把手部分的包裝覆蓋珍珠棉進行保護，進一步增强了產品受力的强度。截止報告期末，我們對超過 10,000 件已經生產並進行銷售的超過方塊小收納產品進行跟踪，改善後未發現有產品把手破損的情況。


玩具总动员系列
方块小收纳
小物收纳
凹槽叠加
方正设计
LOTSO
Product Diagram of the Block Storage
方塊小收納產品圖


Before Product Improvement
產品改善前


After Product Improvement
產品改善後

TOP TOY Brand Established Engineering Team and Quality Control ("QC") Team to Enhance the Quality Management of Toy Bricks
TOP TOY 品牌配備工程團隊及質量控制（「QC」）團隊，加强積木質量管控

During the Reporting Period, TOP TOY established a QC team, an inspection team and an after-sales replacement team in Chenghai, Shantou, the centralized production area of toy bricks, to strengthen the quality control of the toy brick products.

報告期内，TOP TOY 品牌在積木生產集中地汕頭澄海成立 QC 團隊、校驗團隊和售後補件團隊，加强了積木品類的質量管控。

For new products, the QC team intervenes at the beginning of the production schedule to carry out pre-production, in-production and post-production inspections on bricks, auxiliary materials, packaging, and processes. During the later stages of product design, the engineering team intervenes to validate and optimize the structure, cross-check the bill of materials with suppliers, and assess and adjust the process complexity. In terms of color accuracy, we assign dedicated staff for on-site or online color matching to ensure the consistency of product and packaging colors with the design. QC personnel are stationed on-site throughout the production process, conducting random inspections at every stage, from injection molding to finished products to promptly identify and improve any quality risk during production.

對於新產品，QC 團隊在產品排期生產之初就會實施介入，對磚件、輔料、包裝、工藝等環節實行產前、產中、產後的檢測把關。在產品設計後期，工程團隊會介入對結構進行驗證和優化，並與供應商共同核對工程物料清單，評估及調整工藝難度。在色准方面，我們指派專員現場及在線對色，力求產品實物及包裝與設計色彩的一致性。在生產過程中，我們安排 QC 人員全程駐場，從注塑到成品的每個環節均安排不定期抽檢，以及時識別和改進存在質量風險的環節。

For the reproduction of existing SKUs and externally procured products, the QC team also ensures that every shipment is inspected. With the establishment of an after-sales replacement team at the production base, if a spare parts specialist receives a request for spare parts, they can quickly send out spare parts from the source manufacturer, enhancing the speed of response to consumer needs.

對於現有 SKU 的再生產及外采產品，QC 團隊亦實現出貨必驗。我們在生產基地設立售後補件團隊後，如補件專員接獲客戶補件需求，可實現在源頭廠家快速寄出補件，提升了對消費者需求的響應速度。

Raw Material Formula Adjustment of TOP TOY Brand's Products
TOP TOY 品牌產品原料配方調整

In 2023, in response to consumer feedback regarding the hardness and tight fit of block bricks, TOP TOY brand collaborated with the upstream supply chain to readjust the ABS material formula. We replaced the ABS formula across all production lines, enhancing key performance indicators such as the softness, fit, and assembly of the block bricks to industry-leading levels, significantly improving the consumer experience with the brick assembly.

2023 年，TOP TOY 品牌針對消費者反饋的積木磚件過硬、咬合過緊的問題，與上游供應鏈合作，對 ABS 原料配方進行重新調整，並在全生產綫更換 ABS 原料配方，使積木磚件軟硬度、咬合度、裝配度等關鍵性能指標提升至行業領先水平，大大改善消費者磚件積木體驗。

Chemical Safety
化學品安全

Management Concept

MINISO is well aware of the importance of chemical safety management and takes effective control measures throughout the product design, development, and manufacturing processes. We strictly manage the use of chemicals and prohibit suppliers from using hazardous chemicals in the production process. Together with our production partners, we actively promote the use of environmentally friendly materials to reduce health, safety, and environmental risks associated with chemicals, fulfilling our commitment to quality and sustainable development.

管理理念

名創優品深知化學品安全管理的重要性，在產品的設計開發以及製造過程中采取有效的管控措施，對化學品的使用進行嚴格管理，並禁止供應商在生產過程中使用有害化學品，與我們的生產合作夥伴一同積極推動環境友好型材料的使用，以降低化學品相關的健康、安全和環境風險，實現我們對品質和可持續發展的承諾。

Management Policy

We strictly comply with applicable chemical safety laws and regulations in the countries or regions where we operate and sell our products, such as the *Regulation (EC) No 1907/2006 - Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH)*, the *Restriction of Hazardous Substances Directive* (RoHS), and the *California Proposition 65* (CA65), which regulate the standards of prohibition and restriction of chemicals, to provide consumers with healthy and safe products. At the same time, we actively focus on the environmental impact of chemicals and strive to prevent and mitigate environmental pollution.

As we operate in multiple countries and regions globally, to better advance the process and standardized management of MINISO's chemical substance, we have compiled policies such as the *Testing Manual*, the *MINISO Prohibited and Restricted Substances List in Cosmetics Products*, the *MINISO International Cosmetic Quality Standards - Risk Substance Control Manual* and *MINISO International Cosmetic Quality Standards - Risk Substance Control Manual,* based on the highest requirements in the relevant laws and standards of different countries and regions.

管理政策

我們嚴格遵守適用的有關化學品安全管理法規和標準，以及我們所運營和銷售的國家或地區適用的化學品安全法規及規範，如歐盟 EC/1907/2006《關於化學品注册、評估、授權和限制的法規》(REACH)、《危害性物质限制指令》（RoHS）及《加州第 65 號提案》（CA65）等有關化學品禁用、限用的標準，爲消費者提供健康安全的產品。同時，我們積極關注化學品對環境的影響，努力防止和減輕環境污染。

由於我們在全球多個國家和地區開展經營活動，爲更好地推進名創優品化學品物質流程化和規範化管理，我們參照不同國家和地區相關法規及標準中的最高要求編製名創優品《檢測手册》、《MINISO 化妝品禁限用物質清單》及《MINISO 國際化妝品質量標準 - 風險物質管控手册》等制度。



Management Practice

Chemical Identification

We have stringent requirements for the chemical materials used in our products and have listed the substances that are prohibited or restricted in relevant product categories through our *Testing Manual*, *MINISO Prohibited and Restricted Substances List in Cosmetics Products*, and *MINISO International Cosmetic Quality Standards - Risk Substance Control Manual*. As of the end of the Reporting Period, we have identified 1,711 prohibited substances, 513 restricted substances, and 249 substances of high concern.

During the product manufacturing process, we specify the list of prohibited and restricted substances for each product category. For instance, in the cosmetics category, high-risk chemicals such as titanium dioxide, asbestos, formaldehyde, and diethylene glycol are strictly prohibited; chemicals like triethanolamine, cocamideMEA, and lauramideMEA should be minimized and gradually replaced.

Chemical Assessment

During the product development stage, MINISO incorporates the safety risks of chemicals to consumers into its assessments. We clearly state that our products prohibit the use of hazardous chemical substance to ensure the safety and environmental friendliness of product ingredients. In the product development process, we require suppliers to report the chemical materials used in product development through the digital system. If the developed product involves the use of prohibited hazardous chemical substances identified by MINISO, the system will automatically alert that such substances cannot be used in this category, allowing for the identification and removal of high-risk chemicals before mass production.

In addition, we require our suppliers to strictly comply with the requirements of prohibited and restricted substances list, control the raw materials used, and ensure that the manufacturing process does not involve any prohibited chemical substances. For high-risk products, we require suppliers to provide a Material Safety Data Sheet ("MSDS"). As of the end of the Reporting Period, 23% of our SKUs had MSDS on file. For cosmetic products, we require suppliers to provide a Certificate of Analysis ("COA"). Meanwhile, through our "1+1+1" Quality Control Mechanism, we conduct multiple rounds of testing on finished products to ensure they do not contain any toxic or hazardous chemical substances prohibited by laws and regulations, while strictly tracking and controlling product safety and stability.

管理實踐

化學品識別

我們對產品中使用的化學材料有著嚴格的要求，並通過《檢測手册》、《MINISO 化妝品禁限用物質清單》及《MINISO 國際化妝品質量標準 - 風險物質管控手册》等制度列舉出相關產品品類中禁止或限制使用的物質。截至報告期末，我們共識別出 1,711 種禁用物質，513 種限用物質，以及 249 種高關注物質。

在產品生產過程中，我們明確各品類產品禁用物質清單及限用物質清單。例如，在化妝品品類中，嚴禁使用的高風險化學物質包括二氧化鈦、石棉、甲醛、二甘醇等；應儘量避免使用、並逐步替換的化學物質包括三乙醇胺、椰油醯胺、月桂醯胺等。

化學品評估

在產品開發階段，名創優品將化學品對消費者的安全風險納入到評估之中。我們明確規定我們的產品嚴禁使用有害化學成分，以確保產品成分的安全和環保。在開發產品過程中，我們要求供應商通過數字化系統上報開發產品所使用的化學材料，若開發的產品中涉及名創優品禁用的有害化學成分，系統會自動提示該成分不可在此品類中使用，以在產品量產前充分識別有害化學成分，並確保能够在開發階段剔除產品中的高風險化學物質。

此外，我們要求供應商嚴格遵守禁用物質清單及限用物質清單中的要求，對使用的原材料進行管控，要求製造過程不涉及使用任何違禁化學物質。對於高風險產品，我們要求供應商提供化學品安全說明書（「MSDS」）。截至報告期末，我們所有 SKU 裏具有 MSDS 的比例達 23%。對於化妝品類產品，我們要求供應商提供成分分析證書（「COA」）。同時，我們通過「1+1+1」質量管控機制對成品進行多輪檢測，確保產品不含法規明令禁止的有毒有害化學物質，嚴格跟踪及管控產品的安全性及穩定性。

Chemical Substance Disclosure and Phase-out

We disclose the main materials and complete formulas for most of our products, identify high-concern substances contained in the product formulas to enhance transparency. This ensures that consumers can understand the materials used in the products.

In accordance with applicable regulations and industry standards, we have compiled a list of high-risk chemical categories that need to be reduced or prohibited, including lead, cadmium, formaldehyde, flame retardants, and sensitizing dispersants, allergenic disperse dyes. Additionally, we commit to not developing products and accessories using melamine materials (such as melamine and melamine ware), not using PC plastic in children's food contact products and accessories, and require suppliers to sign corresponding commitments.

Furthermore, we are gradually reducing and ultimately eliminating the use of hazardous and restricted chemicals. During the Reporting Period, we formulated high-risk chemical phase-out plans for cosmetics and food.

化學品披露與淘汰

我們對大多數產品的主要材質與完整配方進行披露，並標識相關產品配方中含有的高關注物質，以提高透明度，確保消費者能够瞭解產品中所使用的物質材料。

我們按照適用的相關法規及行業標準要求，列舉出須減少或禁用的高風險化學品類目清單，包括鉛、鎘、甲醛、阻燃劑及致敏分散染料等。同時，我們承諾不開發密胺材料（如三聚氰胺、美耐皿）的産品及配件，在兒童食品接觸類産品及配件中不使用PC 塑料，並要求供應商簽署相應承諾。

此外，我們致力於逐步減少直至停止使用有害及受限化學品。報告期內，我們針對化妝品、食品制定了高風險化學品淘汰計劃。

Substituting PC with Tritan Plastic

We plan to gradually phase out the use of PC plastics and replace them with Tritan plastic, which is safer and free of bisphenol A, to promote green ecological development and consumer health. During the Reporting Period, we have developed 22 SKUs of Tritan plastic cups. At the development stage of plastic cups, the proportion of Tritan products has exceeded that of PC products.

使用 Tritan 塑料替代 PC

我們計劃逐步淘汰使用 PC 塑料，並更換爲成分更安全、不含雙酚 A 的 Tritan 塑料，以促進環境生態的綠色發展及消費者健康。報告期內，我們共開發了 22 款 SKU 的 Tritan 塑膠杯，在塑膠杯開發階段，Tritan 產品佔比已超過了 PC 產品。

Microplastics

In October 2023, the European Union revised and issued Annex XVII of the REACH, redefining Synthetic Polymer Microparticles ("SPM") and stipulating prohibited and restricted scenarios, as well as transition periods. The updated regulation aims to limit the release of microplastics and related products within the EU to reduce environmental pollution caused by microplastics. MINISO conducted a comprehensive review of the products affected by the regulation, and established effective formula and material transition plans, ensuring the development of new products sold in European Union strictly in line with the new requirements.

微塑膠

2023 年 10 月，REACH 的附件 XVII 修訂發布，歐盟對合成聚合物微粒 (「微塑膠」) 進行了重新定義，並規定了禁限用情況及過渡時間。該法規更新旨在限制微塑膠本身及其相關產品在歐盟範圍內的投放，從而減少微塑膠對環境的污染。名創優品對法規所涉產品進行全成分復盤，制定了切實有效的配方、材料切換計劃，使銷售至歐盟的新產品開發嚴格按新規要求執行。

ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

As of the end of the Reporting Period, all products developed and sold under TOP TOY brand did **not** involve any use of any high-risk or controversial chemical substances and materials.

截至本報告期末，TOP TOY 品牌所有開發及上市產品，**未涉及**使用含有高風險爭議性化學品材質及材料。

During the Reporting Period, we have developed **22** SKUs of Tritan plastic cups.

報告期內，我們共開發了 **22** 款 SKU 的 Tritan 塑膠杯。

Information Security and Customer Privacy Protection
信息安全與客戶隱私保護

Management Concept

Securing the safety of information assets is a critical task, and we have established a comprehensive information security and privacy protection organizational structure. We actively obtain information security certifications and have formulated sound information security policies and management systems to take effective measures to protect consumers' personal information privacy and security.

管理理念

管理信息資產的安全是一項重要工作，我們已建立完善的信息安全及隱私保護組織架構，積極獲取信息安全認證並制定妥善的信息安全政策與管理制度，采取切實措施以保護消費者個人信息隱私及安全。

Management Policy

We strictly comply with relevant laws and regulations such as the *Cybersecurity Law,* the *Data Security Law*, and the *Personal Information Protection Law*, and have established a complete organizational structure for information security and privacy protection. We have formulated multiple policies such as the *Information Security and Privacy Protection Management Policy*, the *Data Outbound Transmission Management Regulation*, and the *Supplier Security Management Regulation* to provide clear guidelines for daily information security practices. At the same time, we have developed emergency plans for sudden incidents, including the *Response Procedure to Personal Information Leakage Incidents* and the *Emergency Plan for Personal Information Leakage Incidents*.

管理政策

我們嚴格遵守《網絡安全法》、《數據安全法》及《個人信息保護法》等相關法律法規，並建立完善的信息安全及隱私保護組織架構。我們已制定《信息安全與隱私保護管理策略》、《數據出境傳輸管理規範》及《供應商安全管理規範》等多項政策，爲日常信息安全保障工作提供清晰的指引。與此同時，我們亦制定了《個人信息泄露事件響應程序》及《個人信息泄露事件應急預案》，爲突發事件制定應急預案。



Management Practice

Organizational Structure for Information Security and Privacy Protection

We have established an information security and privacy protection organizational structure composed of decision-making, management, execution, and various relevant external support teams. We have set up an Information Security and Privacy Protection Management Office to lead the management of information security and privacy protection and to act on related decisions. In addition, human resources, legal, and internal audit teams also join the information security and privacy protection organizational structure as internal support and supervision units to ensure that decisions under this structure are implemented and properly supervised.

管理實踐

信息安全及隱私保護組織架構

我們建立了由决策層、管理層、執行層及各相關外部支持團隊組成的信息安全及隱私保護組織架構。我們通過成立信息安全及隱私保護管理辦公室來負責信息安全及隱私保護的管理工作，並代理相關决策。與此同時，人力、法務及內審團隊亦作爲內部支持及監督單位加入信息安全及隱私保護組織架構，保障該架構下的决策得以落實並受到適當的監督。

Board 董事會	Review of related work	審視相關工作
Interdepartmental Information Security and Privacy Protection Management Office 跨部門信息安全及隱私保護管理辦公室	**Decision-making level:** Responsible for determining the organization's information security and privacy protection objectives, policies, and overall implementation plan. Approving and guiding the relevant policies, systems, processes, and other documents related to the organization's information security and privacy protection. Supervising the handling of information security and privacy protection risks.	**決策層：** 負責確定組織的信息安全與隱私保護目標、方針和總體實施方案，對組織的信息安全與隱私保護相關政策、制度、流程等文檔進行審批和指導，對信息安全與隱私保護風險的處置進行監督。
Information Security Management Team 信息安全管理小組	**Management level:** Responsible for implementing the guidelines and policies formulated by the decision-making level into the work of various functional departments or business segments.	**管理層：** 負責把決策層制定的方針、政策貫徹到各個職能部門或業務分部的工作中。
Information Security Working Group 信息安全工作小組	**Execution Level:** Under the leadership of the decision-making level and the coordination of the management level, each center's representative is responsible for executing policies, systems, and processes for information security and privacy protection. Tracking and handling information security and privacy protection risks and revising relevant system and process documents.	**執行層：** 在決策層的領導和管理層的協調下，各中心對接人負責遵照信息安全與隱私保護的政策、制度、流程進行執行；對信息安全與隱私保護風險進行跟蹤處理。對相關制度、流程及文檔進行修訂。

Information Management System and Certification

We place great emphasis on data security protection in data systems. During the development process of data application systems such as the membership system, we clearly define multiple information security requirements, including system security, application security, and data security, to reduce information system security risks. During the system iteration process, we assess information security and privacy compliance risks and require systems to complete the rectification of related issues before deployment, while also updating privacy policies in a timely manner.

We actively pursue authoritative information security certifications. Our core information system has achieved Level 3 Protection Certification under the Classified Protection of Information System. We have also obtained ISO 27001 certification for Information Security Management System and ISO 27701 certification for Privacy Information Management System, which cover the entire group.

信息管理體系及認證

我們高度重視數據系統的數據安全保護工作。在會員系統等數據應用系統的開發過程中，我們明確系統安全、應用安全及數據安全等多項信息安全要求，以減少信息系統安全風險；在系統迭代過程中，我們會評審信息安全及隱私合規風險，並要求系統在上綫前完成相關問題的整改，同時及時更新隱私聲明。

我們積極取得權威信息安全認證。我們的主要核心信息系統已取得信息系統安全等級保護三級認證，ISO 27001 信息安全管理體系認證及 ISO 27701 隱私信息管理體系認證亦已覆蓋全集團。

Audit of Information Management Systems

We conduct regular information security audits that combine internal and external audits to ensure thorough review and oversight of our information management systems.

信息管理體系審計

我們定期開展內外部審計結合的信息安全審計工作，確保我們的信息管理體系接受充分的評審監督。

We conduct annual internal audits for ISO 27001 and ISO 27701 supplemented by ad-hoc special information security audits conducted by the information security team.

我們每年度組織 ISO 27001 和 ISO 27701 內審工作，並由信息安全組每年不定期開展專項信息安全審計。



Internal Audit
內部審計
External Audit
外部審計

External audits are conducted annually in accordance with the requirements of ISO 27001 and ISO 27701, alongside network security audits aligned with the requirements of the Classified Protection of Information System Level 3 Protection Certification.

我們按照 ISO 27001 及 ISO 27701 體系要求每年接受外部審計，按照國家信息安全等級保護三級認證要求接受網絡安全審計。

Information Security Assurance

We employ advanced information security technologies and deploy comprehensive software and hardware technical solutions in cloud-based and offline security, audit, and traceability. Utilizing advanced tools such as cloud firewalls, cloud-based WAFs, and Bastion hosts, we implement technical solutions like situational awareness, vulnerability scanning, and penetration testing to establish a comprehensive defense system for information security. Additionally, we've developed the *Personal Information Leakage Incidents* and the *Emergency Plan for Personal Information Leakage Incidents*, and conducted relevant emergency response drills.

信息安全保障

我們已應用先進的信息安全技術，圍繞雲上保障、線下保障、審計與溯源等領域部署完善的軟硬件技術方案，並采用雲防火墻、雲 WAF、堡壘機等先進設備，實施態勢感知、漏洞掃描及滲透測試等技術方案，建立信息安全縱深防禦體系。此外，公司已制定完善了《個人信息泄露事件響應程序》及《個人信息泄露事件應急預案》，並進行了相關應急響應演練。

Protection of Personal Information Rights

We support users in accessing, checking, correcting/supplementing, deleting, and transferring personal information as mentioned in the *Miniso Privacy Statement*. We provide channels for exercising personal information rights, such as account cancellation, obtaining a copy of personal information, and explaining personal information processing rules, fully protecting consumers' personal data rights.

We continuously optimize the user interface, fully implementing the principle of "minimum necessity" for information collection from both legal text and operational page perspectives. We disclose the *List of Personal Information* and the *List of Collected Personal Information Shared with Third Parties* to increase transparency in our information

個人信息權利保護

我們在《名創優品隱私聲明》中支持用戶訪問、查閱、更正 / 補充、刪除、轉移個人信息，並提供了賬戶注銷、獲取個人信息副本、解釋個人信息處理規則等個人信息權利的行使渠道，充分保護消費者個人數據權益。

我們持續優化交互界面，從法律文本以及操作頁面兩個方面充分落實信息收集「最小必要」原則。我們披露《已收集個人信息清單》和《與第三方共享個人信息清單》，增强信息收集透明度。同時，我

collection process. We also inform our users of the usage of their personal information and emphasize their rights to manage it. We undertake that we do not share personal information with any companies, organizations, or individuals other than MINISO's service providers unless we have obtained the user's individual consent or as required by specific laws and regulations. As of the end of the Reporting Period, we only share personal information with TOP TOY and certain licensed partners, as described in the *MINISO Privacy Statement*, to provide necessary services. During the Reporting Period, MINISO (Guangzhou) Co., Ltd., Chuangyou Digital Technology (Guangdong) Co., Ltd., and the Group's subsidiary in the United States, USA MINISO DEPOT INC, signed data processing agreements reviewed by external lawyers.

們會告知用戶其個人信息使用情況，並强調用戶的管理權利。我們承諾，除非獲得用戶單獨同意或根據特定的法律法規規定，我們不與名創優品服務提供者以外的公司、組織和個人分享個人信息。截至報告期末，爲提供必要服務，我們的信息共享範圍僅包括 TOP TOY 品牌及特定授權合作夥伴，具體詳情請參閱《名創優品隱私聲明》。 報告期內，名創優品（廣州）有限責任公司、創優數字科技（廣東）有限公司和集團美國子公司 USA MINISO DEPOT INC 簽署了經外部律師審核的數據處理協議。

Sensitive Information Control

We implement strict management and review mechanisms for sensitive information, particularly user data, including regular account authority reviews, process approvals, and data anonymization to ensure proper control of data access.

We integrate information security risk assessments into supplier admission assessments. Suppliers involved in handling consumer personal information or sensitive company information are required to sign relevant consignment agreements, sharing agreements, and confidentiality agreements.

敏感信息管控

我們針對包括用戶數據在內的敏感信息設定了嚴格的管理及審查機制，包括定期審查賬號權限、流程審批以及脫敏處理來確保數據訪問的合理控制。

我們將信息安全風險評估納入供應商准入評估中。如果供應商涉及處理消費者個人信息或敏感公司信息，我們將要求其簽署相關的委託協議、共享協議和保密協議。

Information Security and Privacy Training

To enhance information security and privacy protection awareness, we conduct onboarding information security training for all employees, including outsourced personnel. In addition, we offer special information security training courses for our customer service team and conduct daily awareness campaigns through our WeChat official account.

信息安全及隱私培訓

爲提升信息安全及隱私保護意識，我們對全體僱員開展入職信息安全培訓，信息安全課程亦涵蓋全體外包人員。此外，我們對客服團隊開展信息安全專項培訓課程，並通過微信公衆號開展日常宣傳。

Highlights and Cases

亮點及案例

ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

During the Reporting Period, we **did not experience** any significant incidents related to information security or customer privacy breaches.

報告期內，我們**未發生**重大信息安全和客戶隱私泄露事件。

Marketing and Services
營銷與服務

Management Concept

We aim to continuously satisfy our customers by meeting their actual needs, building a professional team to provide comprehensive and prompt services, and closely monitoring every aspect of our customers' service requirements. We strive to improve the single-instance resolution rate for after-sales support, ensuring customer satisfaction and attentiveness.

管理理念

我們以持續讓顧客滿意爲目標，從消費者的實際需求出發，打造專業隊伍以提供全面和快捷的服務，並盡可能及時、全方位地關注顧客的每一個服務需求，提高單次售後解決率，讓消費者滿意和貼心。

Management Policy

We uphold responsible marketing practices and adhere to relevant laws and regulations, such as the *Consumer Rights Protection Law*, the *Advertising Law of the People's Republic of China* and the *Guidelines on Rules for Blind Box Business Operations (for Trial Implementation)*. We have also established responsible marketing management systems, including the *Compliance Guidelines for Advertising and Promotional Activities* and *TOP TOY Blind Box Sales Policy*, to ensure that our promotional activities are truthful, healthy, and clear, avoiding misleading consumers or infringing upon their rights in product marketing and advertising.

Furthermore, we actively comply with national regulations on product after-sales service, providing consumers with comprehensive product warranties and return or exchange services. We have formulated the *MINISO Customer Service Standards and Scripts* and the *Customer Complaint Management Policy* to standardize the procedure and timeliness of handling consumer complaints in each department.

管理政策

我們始終堅持負責任的營銷，並遵守《消費者權益保護法》、《中華人民共和國廣告法》及《盲盒經營行爲規範指引（試行）》等相關法律法規。我們亦制定《廣告宣傳及促銷活動合規指引》及《TOP TOY 盲盒銷售政策》等負責任營銷管理制度，以確保宣傳推廣真實、健康、清晰，避免在產品營銷和廣告中誤導消費者、侵犯消費者權益。

此外，我們積極遵守國家關於產品售後服務的相關規定，爲消費者提供完善的產品保修及退換貨服務。我們制定《MINISO 客服服務標準及話術》及《客戶投訴管理制度》，以規範各部門關於消費者投訴處理的工作流程及時效。



Management Practice

Customer Service System

We have established a multi-dimensional service system covering pre-sales and after-sales, offering customers consultation services through e-commerce platforms, 400-customer service hotlines, in-store services, and WeChat Mini Program across all channels. Furthermore, we proactively conduct service satisfaction evaluations through the foregoing channels to understand customer satisfaction and collect feedback. During the Reporting Period, our overall customer satisfaction rate was 90.07%.

We offer warranty services for specific product categories. Meanwhile, we implement return and exchange policies in our stores in China, providing consumers with channels for product returns and exchanges to protect their rights.

管理實踐

客戶服務體系

我們圍繞售前與售後板塊建設多維服務體系，爲客戶提供電商平臺在綫客服、400 客服熱綫、門店端、小程序等全渠道的諮詢服務。此外，我們亦主動通過以上渠道開展服務滿意度評價，瞭解客戶滿意度並收集客戶意見。於報告期內，我們整體客戶滿意度爲 90.07%。

我們爲特定類別的產品提供保修服務。同時，我們亦在全國門店實行退換貨政策，爲消費者提供產品退貨及產品更換渠道，保障消費者權益。

Responsible Marketing

We proactively identify potential marketing risks in our business and develop corresponding measures based on the characteristics of our promotional activities and products. We have integrated the review of advertising and promotions into our internal risk management process, collaborating with the marketing, product, and legal teams to conduct relevant checks. For advertisements involving numbers, we implement an internal cross-review mechanism to ensure the accuracy and authenticity of promotional content. During the Reporting Period, we conducted over 700 reviews of promotional materials used in retail stores, including advertisements and promotional materials.

Furthermore, we strictly manage promotions in overseas countries and regions, implementing regular inspections and monitoring mechanism to ensure the compliance of marketing activities. In July 2023, we conducted a detailed review of the fan comment lottery marketing campaign on our overseas official MINISO social media account, including the public disclosure of the campaign rules, the compliance of the lottery activity, service agreements, and privacy policies.

In June 2023, the China State Administration for Market Regulation issued the *Guidelines for the Regulation of Blind Box Business Operations (for Trial Implementation)*. We promptly implemented the relevant requirements and enhanced the promotion and marketing standards of our blind box products. We updated the Standard Operating Procedure (SOP) for blind box sales, including prominently displaying promotional materials in stores, and clearly publicizing

負責任營銷

我們主動識別業務過程中可能出現的營銷風險，並根據宣傳特點與產品特性制定相應的應對措施。我們已將廣告宣傳審核納入內部管理風險流程，由營銷團隊、產品團隊及法務團隊共同合作開展相關審核。針對涉及數字的廣告文案，我們實行內部交叉審核的工作機制，確保相關推廣內容的準確性與真實性。報告期內，我們對零售門店使用的廣告、促銷活動宣傳等宣傳物料審核超過 700 次。

此外，我們亦對海外國家及地區的宣傳推廣開展嚴格管理，實施定期檢查及監督機制，相關宣傳內容經審核批准後方可執行，保障營銷工作合規性。2023 年 7 月，我們對海外社交平臺 MINISO 官方賬號的粉絲留言抽獎營銷活動進行了詳細的審核，包括和活動規則的公示、抽獎活動的合規性、服務協議以及隱私協議等。

2023 年 6 月，中國國家市場監管總局印發《盲盒經營行爲規範指引（試行）》。我們迅速落實相關要求，進一步完善對盲盒產品的推廣和營銷規範。我們更新盲盒銷售 SOP，包括在門店顯眼位置擺放宣傳物料，對盲盒內物品的商品價值、抽取規則、抽取概率等關鍵信息以顯眼方式對外公示，保證消

key information such as the value of items inside the blind boxes, drawing rules, and probabilities to ensure consumers are informed before purchasing. We also conducted training for store staff, strictly limiting the sales of blind box products to individuals under 8 years of age. For online channels, including the Tmall flagship store and the TOP TOY mall in the mini-program, we added reminders in prominent places. During the Reporting Period, TOP TOY brand conducted a total of 4 responsible marketing training sessions, covering all TOP TOY brand employees.

Moreover, during the Reporting Period, the Legal Affairs Department and other relevant departments conducted store inspections of MINISO brand and TOP TOY brand to identify potential risks in advertising compliance, product packaging labeling, and blind box compliance, and formulated corresponding solutions.

費者在購買前知曉真實情況。同時，我們對門店僱員進行宣貫培訓，對盲盒銷售對象的年齡作出嚴格限制，要求不得向未滿8周歲的未成年人進行銷售。針對線上渠道，包括天猫旗艦店、TOP TOY 商城小程序等，我們亦在顯眼處增加提醒標識。於報告期內，TOP TOY 品牌開展了共計 4 場負責任營銷培訓，覆蓋 TOP TOY 品牌全體僱員。

此外，於報告期內，法務部等部門對名創優品品牌及 TOP TOY 品牌門店進行巡店，識別潛在的廣告宣傳合規風險、產品包裝標識合規風險及盲盒合規風險等，並制定相應解決方案。

Customer Complaint Handling

We have established a customer complaint handling mechanism, implementing level-based classification of customer complaints and targeted processing within timelines to achieve a rapid closed-loop for customer complaints. We open various complaint channels to customers, listening to customer feedback through online channels such as 400 customer service hotlines, e-commerce platform online customer service, Weibo and Xiaohongshu, and in-store offline channels. We also provide customer complaint handling training for store staff, conducting in-person classes and online live broadcasts to train reserve and existing store managers at offline operation centers in customer complaint handling skills, further enhancing the service level of store staff.

We promptly convey customer complaints to the relevant departments and establish an improvement mechanism for complaints and feedback. For store-related feedback, we summarize customer feedback issues daily for all relevant personnel in the region and consolidate store service data for the operations department monthly. The operations department will communicate with stores across the regions at the beginning of each month. Meanwhile, product complaints are immediately transferred to the quality department for further analysis. At the beginning of each month, we hold a quality review meeting to address common issues and establish special incident handling teams when necessary. To implement customer complaint improvement, we handle service complaints through training, publicity, and performance evaluation, and address product complaints through measures such as regular factory inspections, random checks, and supplier accountability.

客戶投訴處理

我們已建立客戶投訴處理機制，對客戶投訴實行等級劃分並在時效要求內進行針對性的處理，落實客戶投訴的快速閉環。我們暢通客戶投訴渠道，通過400 客服熱綫、電商平臺在綫客服、微博、小紅書等線上渠道以及門店線下渠道傾聽客戶意見。我們亦爲門店人員提供客戶投訴處理培訓，以線下場景授課及線上直播的形式對線下運營中心的儲備門店經理及店長進行客訴處理技巧培訓，進一步提升門店工作人員處理客戶投訴的工作水平。

我們及時將顧客的投訴傳達給相應的部門，並建立對投訴和反饋的改進機制。對於門店問題的反饋，我們會每天將客戶反饋的問題匯總給區域內的所有相關人員，並按月度將門店服務數據匯總至運營部門，運營部門會於每月月初與全國各區域門店溝通服務情況。同時，產品投訴將立即轉給質量部門作進一步分析，每月初我們將召開質量審查會議，解決共性問題，並在有需要時成立特別事件處理小組。爲落實客戶投訴改善意見，我們通過培訓、宣傳和績效評估來處理服務投訴，並通過定期巡廠、定期抽檢和供應商問責等措施來處理產品投訴。

ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

We conducted over **700** reviews of promotional materials used in retail stores, including advertisements and promotional materials.

我們對零售門店使用的廣告、促銷活動宣傳等宣傳物料審核超過 **700** 次。

TOP TOY has carried out a total of **4** trainings on responsible marketing covering all employees of TOP TOY brand.

TOP TOY 品牌開展了共計 **4** 場負責任營銷培訓，覆蓋 TOP TOY 品牌全體僱員。

The complaint handling rate was **100%**, with an overall customer satisfaction rate of **90.07%**.

投訴處理率 **100%**，整體客戶滿意度爲 **90.07%**。

Specialized Training on Compliance in Advertising and Promotional Activities
廣告宣傳與促銷活動合規專項培訓

From September to October 2023, we consecutively organized seven specialized training sessions titled "Compliance in Advertising and Promotional Activities" for various business departments. Tailored training content and assessments were developed based on the characteristics of different brands and departments to ensure the targeted and practical nature of the training. During the training, we combined compliance knowledge with actual business operations through clear and vivid explanations, enabling the participants to better understand and grasp the compliance requirements for advertising and promotional activities.

The training covered a total of 326 colleagues across the Group's Merchandise Center, Marketing Center, China Operation Department, E-commerce Department, and TOP TOY. All participants actively engaged and successfully passed the post-training assessment, effectively enhancing compliance awareness for advertising and promotional activities within the business departments.

2023 年 9 月至 10 月，我們為多個業務部門連續舉辦了七場主題為「廣告宣傳與促銷活動合規」的專項培訓。我們針對不同品牌和不同部門的特點，定製了專屬的培訓內容和考評測試，以確保培訓的針對性和實用性。在培訓中，我們通過清晰、生動的講述，將合規知識與實際業務操作相結合，使參訓人員能夠更好地理解和掌握廣告宣傳與促銷活動合規要求。

本次培訓共覆蓋了集團商品中心、營銷中心、中國營運事業部、電商事業部以及 TOP TOY 等總計 326 名同事。所有參訓人員均參與並通過了課後考評，有效地提升了業務部門的廣告宣傳與促銷活動合規意識。

Gathering Synergy to Promote a Better Life Together

聚力協同 共創美好生活

We are convinced that the long-term and stable development of the Company depends on the unity of employees. We fully respect and protect the basic rights and interests of our employees, provide them with a diverse, inclusive, healthy and safe working environment, facilitate their diversified development, and work together with our partners to build a responsible supply chain.

我們深信，企業的長期穩健發展離不開僱員的凝心聚力。我們充分尊重和保護僱員的基本權益，爲僱員提供多元包容、健康安全的工作環境，助力僱員多元化發展，並携手合作夥伴打造負責任供應鏈。

Material Topics in This Section

- Employee Rights Protection
- Diversity and Inclusion
- Employee Development and Training
- Occupational Health and Safety
- Supply Chain Management

本章節重要性議題

- 僱員權益保護
- 多元及包容
- 僱員發展與培訓
- 職業健康與安全
- 供應鏈管理

Response to the SDGs


3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
17 PARTNERSHIPS FOR THE GOALS

回應的 SDGs


3 良好 健康与福祉
4 优质教育
5 性别平等
8 体面工作和 经济增长
10 减少不平等
12 负责任 消费和生产
17 促进目标实现的 伙伴关系



Employee Rights Protection
僱員權益保護

Management Concept

We continue to implement policies on equal opportunity, diversity, and anti-discrimination for employees, and protect the legal rights and interests of our employees in such areas as recruitment, compensation and benefits, working hours and other related aspects. We have conducted diversified employee activities, set up comprehensive communication channels, actively listened to the views of our employees, and continuously taken relevant measures to further protect employees' rights and interests.

管理理念

我們持續落實勞動者機會平等、多元化及反歧視等方面的政策，保障僱員在聘用、薪資福利及工作時間等方面的各項合法權益。我們開展多樣化的僱員活動，設置完善的溝通渠道，積極聆聽僱員的聲音，並不斷采取相關措施進一步保護僱員權益。

Management Policy

We strictly adhere to the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Regulations on the Prohibition of Child Labor* and other relevant laws and regulations. To safeguard employees' legal rights in recruitment, compensation and benefits, working hours, and other areas, we have established multiple internal policies based on these laws and regulations to protect employee rights. These include the *Recruitment Management Policy*, the *Personnel Management Policy*, the *Compliance and Accountability Policy*, and the *Attendance Management Policy* among other internal management policies, to ensure that all employment practices are legitimate and compliant, and promoting the implementation of fair and non-discriminatory employment policies. We have incorporated provisions against child labor, forced labor, and discriminatory practices into the aforementioned internal policies, explicitly prohibiting the use of child labor and any form of forced labor.

管理政策

我們嚴格遵守《中華人民共和國勞動法》、《中華人民共和國勞動合同法》及《禁止使用童工規定》等相關法律法規。爲保障僱員在聘用、薪資福利及工作時間等方面的各項合法權益，我們以相關法律法規爲基礎，制定了多項保護僱員權益的內部政策，包括《招聘管理制度》、《人事管理制度》、《合規問責制度》及《考勤管理制度》等內部管理政策，確保各項僱傭工作合法合規，促進落實公平和非歧視性的就業政策。我們已將反對童工、反對强制勞動及反歧視行爲的相關條款納入上述內部政策之中，明確禁止使用童工以及任何類型的强迫勞工行爲。



Management Practice

Recruitment

In the recruitment process, we strictly adhere to national laws and regulations that prohibit the use of child labor and forced labor, strictly verify the identity information of employees, and maintain open reporting channels. Upon identification of any child labor situation, we will protect their legal rights and interests and safely return them to their parents or guardians as required by the relevant authorities. Since the establishment of MINISO, we have not been involved in any incidents of employing child labor, forced labor or other violations of employment laws and regulations or related guidelines in the regions where we operate.

Talent Retention

We consistently refine our remuneration and incentive system to attract and retain talented individuals. We have formulated the *Salary Approval and Management Regulations* and the *Performance Bonus Management Measures*, and established a mechanism for assessing performance wages to ensure that our employees receive the full incentive effect of the remuneration policy. We provide our employees with monthly, quarterly and annual incentive remuneration, and implement a share incentive plan to implement long-term incentives for key talents.

Employee Communication Channels

We have set up an HR support ticket system, an HR mailbox and a corporate mailbox of Employees' Union as real-time communication channels for employees. Upon receiving feedback from employees, we will coordinate with the Audit Center to verify and handle the issues promptly. Meanwhile, we conduct an employee engagement survey biennially to gather opinions from all staff, including staff of MINISO Retail Partners and contractors. The employee engagement survey covers topics such as satisfaction and suggestions regarding corporate culture, employee experience, and compensation and benefits. We use this feedback to guide timely implementation of targeted improvement measures, with the aim of continuously enhancing employee satisfaction.

管理實踐

招聘

在招聘過程中，我們嚴格遵守國家關於禁止使用童工和强迫勞動的法律法規，嚴格核實僱員的身份信息，並暢通舉報渠道。一旦發現誤招童工的情況，我們將按照有關部門要求保障其合法權益，將其安全送至父母或其監護人身邊。自名創優品成立以來，我們未發生聘用童工、强制或强迫勞動等違反運營所在地用工法律法規或相關準則的事件。

人才留存

我們持續完善企業薪酬激勵體系以吸納並保留人才。我們制定《薪資核發與管理規定》及《績效獎金管理辦法》，建立績效工資評估機制，充分發揮薪酬制度對僱員的激勵作用。我們爲僱員提供月度、季度及年度的激勵薪酬，並實施股份激勵計劃，落實關鍵人才長期激勵機制。

僱員溝通渠道

我們設置 HR 工單系統、HR 專用郵箱及工會專屬企業郵箱，作爲僱員實時溝通的渠道，並在接收到僱員反饋時，第一時間協同審核中心核實及處理。同時，我們每兩年開展一次僱員敬業度調查，以聆聽包含名創合夥人員工及外包人員在內的所有員工的意見。僱員敬業度調查內容覆蓋了企業文化氛圍、僱員體驗、薪酬福利等議題的滿意度與建議，我們以此爲導向及時開展針對性的改善措施，以不斷提升僱員滿意度。

Welfare Subsidies

We are committed to providing comprehensive employee welfare benefits. We offer basic employee benefits such as social insurance and housing funds in accordance with laws and regulations, as well as paid leave, including maternity and paternity leave. We also provide a variety of welfare allowances such as festival gifts, wedding gifts, seniority awards, overseas business trip allowances, hospitalization allowances for maternity, Employees' Union care, to enhance the happiness and sense of belonging of our employees.

We continually focus on employee needs, offering a range of subsidies to all employees and different categories of staff:

福利補貼

我們致力於爲僱員提供健全的僱員福利保障。我們依法依規提供五險一金等僱員基本福利與帶薪產假、陪產假等帶薪假期，並爲僱員提供節慶禮包、結婚禮金、工齡獎、海外出差補貼、分娩住院補貼、工會關懷慰問等各項福利津貼，提升僱員的幸福感與歸屬感。

我們持續聚焦僱員的需求，面向全體僱員及不同類別的人員提供多種補貼：

Gratitude Fund

We empathize with the families of our employees and offer a Gratitude Fund to one parent or parent-in-law of our employees in mainland China, which is directly deposited into their bank account.

感恩金

我們體恤僱員的家人，爲中國內地僱員的父母或岳父母其中一人提供感恩金，並直接發放到其銀行卡中。

Overseas Business Trip Allowance and Commercial Insurance

We offer allowances to cover daily living and transportation expenses for employees on overseas business trips. Additionally, based on the duration of their overseas business trips, we provide targeted commercial insurance for short-term overseas business trips or long-term overseas assignments, ensuring comprehensive coverage for accidents, medical treatment, and other incidents occurring abroad.

海外出差的補貼及商業保險

對於出差海外的僱員，我們提供日常生活及交通等方面的補貼。並就僱員海外出差時間長短，針對性提供海外短期出差商業保險或海外長期派遣商業保險，爲海外派遣及出差僱員在境外發生的意外、醫療等事件提供常規保障。

Employer's Liability Insurance for Logistics Center Positions

We provide employer's liability insurance for personnel in high-risk positions at our logistics centers, offering protection in the event of accidental injury.

物流中心崗位的僱主責任險

我們向安全風險程度較高的物流中心崗位人員提供僱主責任險，在人員發生意外傷害時提供保障。

Contingency Allowance

突發事件補貼

For the members of the Employees' Union who are hospitalized due to illness may apply for condolence payment or condolence items. For employees who are in financial difficulties or suffering from sudden hardship, the committee of Employees' Union will provide one-time financial assistance at their discretion as appropriate.

工會僱員因病住院，可申請慰問金或慰問品。對於經濟困難或遭受突發性困難的僱員，工會委員會將視情形酌情給予一次性經濟補助。

Allowance for Employees in Hardship

困難僱員補貼

We proactively conduct surveys to understand the living conditions and working environment of our employees, identify those in need, and establish files for eligible staff. Through timely tracking and management, we significantly enhance support for employees facing difficulties and distribute hardship allowances.

主動開展僱員生活狀況、工作環境等信息摸底，進行困難認定並為符合條件的僱員建立檔案，及時跟蹤管理以切实加大困难僱員帮扶力度，發放困難補貼。


MINISO·Pink
MINISO·Pink


MINISO
Pink
PRINCESS
Disney

Employee Activity

To help our employees balance work and life, we have organized various employee activities through the Employees' Union. We have established interests clubs, including running, badminton, basketball, soccer, table tennis and yoga, and established the DUNDUN DANCE club during the Reporting Period. We organize weekly sports activities for our employees, and we occasionally organize outdoor hikes, parent-child activities, running events, or social events for our employees. Additionally, we host monthly constellation-themed birthday parties and DIY workshops to enrich our employees' spare-time lives.

僱員活動

爲幫助僱員平衡工作與生活，我們通過工會開展了豐富多樣的僱員活動。我們設置了跑步、羽毛球、籃球、足球、乒乓球、瑜伽等興趣俱樂部，並於報告期内成立了 DUNDUN DANCE 俱樂部。我們每周組織職工參加體育活動，同時還將不定期舉辦戶外徒步、親子活動、跑團活動或聯誼活動。此外，我們每月圍繞不同主題為僱員舉辦星座生日會及 DIY 小課堂，豐富僱員業餘生活。

Employee Needs

To enhance employee cohesion and a sense of belonging, we are committed to proactively understanding and meeting the diverse needs of our employees.

僱員需求

为增强僱員的凝聚力與歸屬感，我們致力於主動了解並滿足僱員的多樣化需求。

Dining needs
用餐需求

Considering the convenience of dining for employees on high floors, we have equipped a MINISO employee canteen with a dining area of approximately 800 square meters and intelligent food cabinets capable of delivering 400 online food orders, to create an efficient and convenient dining experience for our employees.

考慮到高樓層僱員就餐的便利性，我們配備了就餐區面積約為 800 平方米的名創優品僱員餐廳及提供 400 份線上訂餐的智能餐櫃，為僱員創造高效便捷的就餐體驗。

Residential needs
居住需求

We offer over one hundred talent apartments for application to employees in need and provide shuttle bus services for employees between the Company and talent apartments during commuting hours.

為有需要的僱員提供超百套人才公寓以供申請，並安排僱員班車於上下班時間往返本公司與人才公寓。

Health needs
健康需求

We have configured professional fitness equipment and created a comfortable fitness environment, organizing themed fitness activities to encourage employees to maintain a healthy physique in their spare time. Moreover, we have established a multifunctional area, including massage rooms, therapy rooms, sleeping cabins, yoga rooms, and medical clinics, to ensure the physical and mental health needs of our employees from various perspectives.

配置專業的健身設備並營造舒適的健身環境，舉辦主題健身活動，鼓勵僱員在工作之餘保持健康體魄。此外，我們打造包括按摩室、理療室、睡眠艙、瑜伽室及醫務室在內的多功能區，多角度保障員工的身心健康需求。

Family needs
家庭需求

We provide parent-teacher conference leave for married employees to facilitate their active involvement in their children's educational activities ; additionally, we provide product purchase discounts for employees and their families.

面向已婚僱員提供家長會假，方便他們參與孩子的教育活動；此外，為僱員及其家人提供產品購買優惠。

Highlights and Cases

亮點及案例

ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

100% of the employees in MINISO (Guangzhou) Co., Ltd. and female employees signed collective labor contract.

名創優品（廣州）有限責任公司職工集體合同、女職工專項集體合同的僱員簽訂覆蓋率為 **100%**。

The performance incentive compensation assessment covers **over 90%** of the employees.

績效激勵薪資的評估覆蓋 **90%** 以上的員工。

Share incentives were granted to a total of **376** employees, including Directors, senior management and other employees.

向 **376** 名董事、高級管理層及其他僱員提供股份激勵。

The Employees' Union clubs have organized **156** events in total, with **2,395** employees participating; a total of **6** birthday parties and **7** DIY workshops have been held, covering **1,038** employees.

於報告期內，工會俱樂部累計開展 **156** 場活動，參與僱員達 **2,395** 人次；累計舉辦生日會 **6** 場、DIY 小課堂 **7** 場，覆蓋僱員 **1,038** 人次。

The First Representative Congress of the Second Session of the Employees' Union
工會第二屆第一次會員代表大會

On August 31, 2023, we convened the First Representative Congress of the Second Session of the Employees' Union of MINISO (Guangzhou) Co., Ltd. to democratically elect the Second Session of the Employees' Union Committee and the Expenditure Review Committee through the voting of the employee representatives. This approach allows us to better understand employees' needs and establish management mechanisms that align with their expectations, thereby promoting the long-term sustainable development of the Company.

2023年8月31日，我們召開了名創優品（廣州）有限責任公司工會第二屆第一次會員代表大會，通過職工代表投票的方式民主選舉第二屆工會委員會和經費審查委員會，以近距離瞭解僱員需求及制定更符合僱員期望的管理機制，推動企業長久持續發展。


名创优品（广州）有限责任公司工会
第二届第一次会员代表大会
2023年8月31日

The Representative Congress of the Employees' Union
工會會員代表大會現場





Hiking and Boating Activities in Qingyuan
清远徒步及游船活動


2023

Parent-Child Study Tour
親子研學探索之旅



Employee Dinner Activity
僱員聚餐活動


START
MINISO

MINISO RUN Employee Running Event
MINISO RUN 僱員跑步活動



Overseas Employee Team Building Activity
海外僱員團建活動



Employee Birthday Party
僱員生日派对

Diversity and Inclusion
多元與包容

Management Concept

We insist on conducting the talent recruitment in a fair, transparent and impartial manner. We strictly match talents based on job requirements and qualifications without discrimination due to differences in household registration, ethnicity, race, gender, religious beliefs, disability, marriage, or maternity status.

管理理念

我們堅持以公平、公開、公正的方式開展人才招聘工作，以一視同仁的態度嚴格按照崗位需求及任職資格進行人才匹配，不因戶籍、地域、民族、種族、性別、宗教信仰、殘疾、婚姻或生育等差异而區別對待。

Management Policy

The *Compliance and Accountability Policy* we established explicitly prohibits any form of sexual harassment and racial discrimination. For employees who engage in such behavior, we will terminate their employment and hold them financially liable for damages based on the severity of the act, the extent of the loss, and the impact caused. We oppose all discrimination, harassment, and similar misconduct on the basis of gender, age, religion, and nationality, and penalize the involved personnel according to the violation.

管理政策

我們制定《合規問責制度》明確禁止任何方式的性騷擾及種族歧視行爲。針對發生上述行爲的僱員，我們將進行辭退處理，並要求其根據情節輕重、損失大小、後果大小及影響程度，承擔相應的經濟賠償責任。我們反對一切基於性別、年齡、宗教和國籍的歧視、騷擾及類似不當行爲，並根據實際情況針對違反規定的涉事人員進行處罰。

Management Practice

Employee Diversity

We are committed to a diverse and inclusive talent development, promising equal treatment for every employee and embracing their differences. Our dedication to this commitment is evidenced by our diversity efforts. As of the end of the Reporting Period, the proportion of our female employees in mainland China was 61.8%, increased by 0.6% year-over-year, while the proportion of employees in overseas countries and regions was 52.2%, increased by 6.4% year-over-year.

We are committed to the globalization and localization of talents to create more career development opportunities for talents across different regions while maintaining a steady growth of our business. We have already established a local talent . As of the end of the Reporting Period, the localization rate of operational talent in the United States, India, Canada, Indonesia, Vietnam, Malaysia, Hong Kong, and Singapore markets was 97.9% and the localization rate for store managers was 100%.

管理實踐

僱員多元化

我們堅持人才多元化共融發展，承諾平等對待每一位僱員，包容僱員的差異性，並將踐行成效體現在僱員的多元化數據中。截至報告期末，我們於中國內地的女性僱員比例為 61.8%，同比上升 0.6%；海外國家及地區僱員比例為 52.2%，同比上升 6.4%。

我們亦積極實施人才全球化及本土化，在業務穩健發展的同時，爲不同地區的人才創造更多職業發展機會。我們已建立起一支植根當地的人才隊伍。截至報告期末，於美國、印度、加拿大、印尼、越南、馬來西亞、中國香港及新加坡市場的運營人才本地化率爲 97.9%，店長本地化率爲 100%。

We respect the traditional cultures and customs of our employees from various operating locations, and celebrate a diverse range of festivities according to local holidays. Furthermore, we actively promote cross-cultural exchanges, deepening the global workforce's understanding and appreciation of different cultures through language learning and on-site study visits. This fosters cohesion and a sense of belonging among our multilingual and multinational teams.

我們尊重各運營地員工傳統文化和習俗，依照各地節日舉辦多樣化的慶祝活動。此外，我們積極促進跨文化交流，通過語言學習、實地探訪學習的方式，進一步加深全球各地員工對不同文化的理解和認同，從而增進多語種、多國籍團隊的凝聚力和歸屬感。



Indonesian Employee's Ramadan Gathering and Iftar Dinner
印尼員工齋月慶祝及開齋晚宴

Percentage of Employee Diversity
僱員多元化比例

Gender* 性別 *

Region 地區

Age* 年齡 *


38.2%
61.8%
52.2%
47.8%
0.7%
51.1%
48.2%

- Male 男性
- Female 女性

- Mainland China 中國內地
- Overseas countries and regions 海外國家及地區

- 29 years old and below 29 歲及以下
- 30-49 years old 30-49 歲
- 50 years old and above 50 歲及以上

* Due to the protection of employee privacy (including gender and age) in some overseas countries and regions, the number disclosed here only includes employees in mainland China.

* 由於部分海外國家和地區對僱員隱私（包括性別及年齡）的保護，此處統計的數字僅包括位於中國內地的僱員。

Care for Women

We are committed to ensuring that female employees enjoy the equal labor and development rights as the male employees, and offer comprehensive care and assistance for female employees. We provide female employees with maternity leave, maternity check-up leave and nursing leave. We have established a service point offering female employees with sanitary pads, warm packs, blankets, hair dryers, etc. On Women's Day each year, we organize specialized health consultation sessions that feature dental care, traditional Chinese medicine, etc.

We provide special seats in the employee canteen for pregnant employees and provide them with warm brown sugar ginger tea. We have set up the "Loving Mother Space" to provide a dedicated space for pregnant mothers or baby mothers in need. Additionally, our yoga club offers classes specifically designed for postpartum body recovery.

女性關愛

我們致力於保障女性僱員享有與男性僱員同等的勞動及發展的權利，並爲女性僱員提供多樣化關愛與支持。我們為女性僱員設置產假、產檢假、哺乳假。我們在公司前臺設立安心服務點，爲女性僱員提供備用衛生巾、暖寶寶、毛毯、吹風機等用品。在每年的婦女節，我們打造齒科護理、中醫等健康咨詢專場。

我們在僱員餐廳設有孕媽愛心專座，並爲其提供暖心紅糖薑飲。我們建設「愛心媽媽小屋」，爲有需要的孕媽或寶媽提供專屬空間。此外，瑜伽俱樂部還推出了專爲產後恢復身材而設計的課程。

Family-Friendly Workplace

In March 2024, MINISO officially launched the *Marriage and Maternity Incentive Scheme* aimed at encouraging employees to get married and have children during their tenure. The initial phase of this scheme will allocate RMB10 million as the incentive budget, which is available to all employees who register for marriage and have children while employed. This initiative seeks to promote a family-friendly and harmoniously inclusive workplace atmosphere, supporting employees in balancing their careers with family care responsibilities.

家庭友好型職場

2024 年 3 月，名創優品正式推出了旨在鼓勵員工在职期間结婚和生育的《婚育獎勵方案》。該方案第一期將投入 1,000 萬元人民幣作為獎勵預算，在職期間登記結婚及生育的員工均可申領。方案旨在鼓勵員工在積極工作的同時照顧家庭，打造家庭友好、和谐包容的職場氛圍。



ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

As of the end of the Reporting Period, we had a total of **4,964** employees located in China, USA, Canada, Indonesia, India, Singapore, Vietnam and other countries and regions. Among these, the number of overseas employees was **2,589**, accounting for **52.2%**, increased by **6.4%** compared to the last reporting period.

截至報告期末，我們共擁有 **4,964** 名僱員，分布於中國、美國、加拿大、印度尼西亚、印度、新加坡、越南等國家和地区。其中，海外地區僱員人數為 **2,589** 人，佔比 **52.2%**，較上一報告期上升 **6.4**%。

The proportion of female employees has been further increased. Specifically, in mainland China, the number of female employees at middle management level and above was **374**, accounting for **52.8%**, increased by **0.7%** compared to the last reporting period. The total number of female employees was **1,468**, accounting for **61.8%**, increased by **0.6%** compared to the last reporting period.

女性僱員佔比進一步提升。其中，在中國內地，中層及以上管理級別的女性僱員人數爲 **374** 人，佔比 **52.8%**，較上一報告期上升 **0.7%**。在職女性僱員總人數為 **1,468** 人，佔比 **61.8%**，較上一報告期上升 **0.6%**。

The number of ethnic minority employees in mainland China was **64**.
位於中國內地的少數族裔僱員人數為 **64** 人。

Diverse Communication Channels Between Chinese and Indonesian Employees
中印僱員多元化交流渠道

During the Reporting Period, our Indonesian subsidiary conducted weekly Chinese and Indonesian language classes internally, building a bridge for language communication to foster mutual understanding and respect for each other's cultures, thereby promoting diverse exchanges and integration. Additionally, the Indonesian team was invited to visit the headquarters of MINISO for on-site learning, where they were exposed to different cultures and work styles, stimulating the development of innovative thinking among employees.

報告期內，印尼公司內部每周開展中印語小課堂活動，搭建語言的橋梁以交流、理解並尊重彼此的文化，促進多元化交流與融合。此外，印尼團隊受邀抵達名創優品總部進行實地學習，接觸不同的文化及工作方式，激發僱員創新思維發展。



Site of Chinese and Indonesian Language Classes
中印語小課堂活動現場

Employee Development and Training
僱員發展與培訓

Management Concept

We provide our employees with a broad development platform and a variety of career paths. We aim to help employees unlock their potential, maximize their value and continue to empower them.

管理理念

我們爲僱員打造廣闊的發展舞臺，提供多樣化的職業發展路徑。我們希望助力僱員發掘自身潛力，發揮每個僱員的價值，持續爲其賦能。

Management Policy

We have formulated the *MINISO Training Management Policy,* and require strict implementation of regular employee training programs related to leadership, composite work abilities, and professional expertise in various fields, in order to achieve the goal of enhancing employees' professional capabilities and empower the organization.

管理政策

我們制定了《名創優品培訓管理制度》，並要求嚴格落實定期開展與領導力、複合型工作能力及各領域專業能力相關的僱員培訓工作，實現僱員職業能力提升的目標和組織賦能。

Management Practice

We have designed an open, transparent, and competitive talent promotion mechanism that encourages employees to continuously learn professional knowledge and skills. We have created three clear promotion channels for management, professional and supporting positions, and we regularly conduct employee performance appraisals and talent inventories to ensure that employees with virtue and talent can stand out.

We also continuously improve our career training system, and offer a wide range of training opportunities to all employees, including contractors. Every year, we formulate training programs for employees of different categories and levels, and provide more than 1,000 training courses through an employee learning platform. We offer professional and leadership training programs for the different development needs of our employees, as well as special employee development programs such as Creative Talent Trainee Program, Pilot Program and Dark Horse Program to comprehensively enhance the professional competence and overall quality of our employees, and assist employees with a growth mindset in pursuing long-term career development. Our Employees' Union has formulated a subsidy policy for on-the-job academic education, under which subsidies are provided to employees participating in open education and adult higher education examinations.

管理實踐

我們建立公開透明、良性競爭的人才晉升機制，鼓勵僱員持續學習專業知識與技能。面向管理類、專業類、輔助類崗位，我們有針對性地打造出三條明確的晉升通道，並定期開展僱員績效考核及人才盤點工作，確保德才兼備的僱員得以脫穎而出。

我們亦不斷完善職業培訓體系，爲包括外包人員在內的全體僱員提供豐富多樣的培訓機會。我們每年針對不同類別、不同職級的僱員制定培訓計劃，通過僱員學習平臺提供上千門培訓課程，並針對僱員的不同發展需要開設專業力、領導力等培訓項目以及創優生、領航生、黑馬綜合管培生等專項僱員發展計劃，全面提升僱員的職業能力與綜合素質，協助具有成長型思維的僱員追求長遠的事業發展。同時，我們的工會設立在職學歷教育補貼政策，面向參與開放教育和成人高考的僱員提供相應補貼。

Talent Development and Training System Panorama
人才發展培養體系全景圖

01

Reserve talent cultivation
儲備人才培養

Cultivating young/complex talents for the Group’s new strengths

面向集團新力量，培養年輕化 / 複合型人才

Creative Talent Trainee Program

Create young and diversified high-performance core business elites, junior managers, and experts.

創優生項目

打造年輕化、多元化的績優核心業務骨幹、基層管理者與專家人才。

Pilot Program

Cultivate operation and management talents for stores in China to help them become outstanding operators of million-selling stores.

領航生項目

為中國區終端門店培養輸送營運管理人才，使其成為出色的百萬大店經營者。

Dark Horse Program

It's MINISO's international future leader program, targets high-potential management talents within 0-3 years of graduation (including both social recruitment and campus recruitment), aiming to cultivate top-tier international composite managers for core businesses, and deliver a group of elites and professionals with Internet thinking and a global perspective to domestic and international markets.

黑馬工程項目

名創優品國際化未來領導者計劃，面向畢業 0-3 年的高潛管理人才（含社招與校招），為核心業務培養頂級國際化複合型管理者，為海內外市場輸送一批具有互聯網思維、國際化視野的精兵強將。

02

Management/basic employee development
管理層 / 基礎員工培養

Providing leadership, professional, and general knowledge skills training

提供領導力、專業及通用知識技能培訓

Leadership Program

Based on the competency model of managers and leadership development requirements, we provide relevant leadership skills training for managers at different levels, fostering application through learning to help improve their management efficiency.

領導力項目

依據管理者勝任力模型、領導力發展要求，我們針對不同層級管理者提供相關領導力技能培訓，以學促用，幫助其提升管理工作效率。

Group Open Class

We provide a flexible online learning platform for all employees of the Group and regularly publish courses on general skills in the workplace.

集團公開課

我們面向集團全體僱員提供靈活的線上學習平台，定期發布職場通用技能課程。

03

Cultivation of key talents
關鍵人才培養

Professional/international talent development for key positions in the Group

集團關鍵崗位，專業型 / 國際化人才培養

Lion King Plan

Through the Lion King Plan, we cultivate at least 30 complex merchandising talents every year and send them to various product categories and overseas markets.

獅王計劃

通過獅王計劃，每年培養至少 30 名複合型商品經營人才，輸送到產品類和海外市場。

Eagle Leader Plan

The plan is designed to facilitate the achievement of the strategic goal of overseas markets and train international complex managers.

領鷹計劃

助力海外市場戰略目的達成，培養國際化複合型管理者。

Flood Dragon Plan

We facilitate domestic and international talent channels to help the distribution market enhance sophisticated store management and improve performance and profitability.

蛟龍計劃

打通國內外人才流動渠道，幫助代理商市場提升門店精細化管理水平，提升業績和盈利能力。

Highlights and Cases

亮點及案例

ESG performance highlights during the Reporting Period*
報告期亮點 ESG 績效 *

100% of employees have received training.

僱員培訓覆蓋率達 **100%**。

A total of **12,666** hours of training have been conducted, with an average of approximately **5.3** hours per employee.

累計開展培訓達 **12,666** 小時；僱員平均培訓時數約爲 **5.3** 小時。

* The number disclosed only covers employees in mainland China.
* 統計範圍為中國內地員工。

Professionalism Training Program
專業力培訓項目

Our professionalism training program combines learning and practice so that employees can quickly become competent in their positions upon completion of the training.

我們開展的專業力培訓項目將學習與實踐相結合，使僱員在培訓結束後能够快速勝任崗位。

Lion King Program

We have launched the "Lion King Program" to cultivate compound talents with overseas merchandising capabilities. Courses in the program include market insights, merchandise planning, product marketing and flexible supply chain. By participating in a six-month training camp and one year of overseas market operations, the trainees enhance their ability to operate in overseas markets.

獅王計劃

爲培養具備海外商品經營能力的複合型人才，我們開展了「獅王計劃」。該計劃課程包括市場洞察、商品企劃、產品營銷及柔性供應鏈等。通過參與爲期半年訓練營和一年海外市場作戰，提高他們的海外市場經營能力。

Eagle Leader Program

In order to meet the demand for key talents in overseas strategic markets and continuously improve the professional ability of key talents in overseas markets, we have implemented the "Eagle Leader Program" to cultivate and deliver more international compound management talents for the Company. For trainees in the "Eagle Leader Program", we have launched courses such as store staff training, basic store operations practice, and store manager training. Meanwhile, we extend the training with practical experience, enhancing the quality of the talents transferred through a combination of rotational learning, assigned position practice and training camps.

領鷹計劃

爲滿足海外戰略市場対關鍵人才的需求、不斷提升海外市場關鍵人才的專業能力，我們落地了「領鷹計劃」，爲公司培養和輸送更多國際化複合型管理人才。面向「領鷹計劃」的學員，我們開展了店員班培訓、門店運營基礎實踐及店長班培訓等課程。同時，我們以實踐作爲培訓的延伸，以結合輪崗學習、定崗實踐和訓練營的形式提升輸送的人才的質量。


MINI SO
Barbie MINISO
FASHIONFUN
Barbie MINISO

Diverse Capability Enhancement Programs for Middle and Senior Management
中高管理層多樣化能力提升計劃

We are continuously committed to enhancing the management and professional capabilities of our middle and senior management, and aim to cultivate leaders with a long-term perspective, strategic thinking, and a high degree of professionalism. During the Reporting Period, we conducted various capability enhancement programs for middle and senior management with multi-channel training and learning through competition as cores:

我們不斷致力於提升中高管理層的管理能力及專業能力，培養具有長遠目光、戰略性思維及高專業度的領導者。報告期內，我們以多渠道培訓、以賽促學爲核心，開展如下中高管理層多樣化能力提升計劃：

01

We sent middle and senior managers to participate in external learning courses, while cultivating and enhancing the management skills of all managers through an internal transformation approach. The curriculum of the leadership training program covered ten major dimensions such as strategy design, value creation, product strategy, and talent strategy. The cumulative number of participants in the course reached 40, and the number of managers empowered through internal training reached 629.

輸送中高層管理者參加外部學習課程，並結合內部轉化形式，培養和提升全體管理者的管理技能。領導力培訓項目的課程內容涵蓋戰略設計、價值創造、產品戰略、人才戰略等十大維度，參與課程學習人數累計達 40 人，通過內部轉化培訓賦能管理者達 629 人。

02

We focused on learning through competition, organized a competition for middle and senior management, and formulated 36 action plans.

聚焦於以賽促學，組織中高管 PK 賽，輸出 36 份行動方案。

03

We provided training to enhance the financial capabilities of middle and senior managements through a combination of "online micro-course guided learning, face-to-face instruction, and workshop discussions", covering a total of 300 employees with management capability.

通過「線上微課導學 + 面授 + 工作坊研討」的方式，開展中高層管理者財經能力提升培訓，共覆蓋 300 名具有管理職能的僱員。

New Employee Onboarding Program
新員工著陸計劃

To assist new employees in quickly adapting to the new environment and their jobs, MINISO's Human Resources department, in collaboration with TOP TOY, has launched the "TT Happy Planet Onboarding Program". Before new employees join, we assign mentors to develop tutoring plans and provide incentives for outstanding mentors to encourage them to actively promote the growth of new hires. On the first day of onboarding, we guide new employees to quickly assimilate into the MINISO culture through floor-to-floor introductions and personalized badges. During their first month at MINISO, we provide training to all new employees, facilitating them in understanding their roles and career paths through "One Month Anniversary Talk". These efforts help them acclimate to the MINISO environment and strive for self-transcendence.

為助力新僱員快速適應新環境並投入工作崗位，名創優品人力資源部聯合TOP TOY打造「TT快樂星球登陸計劃」。在新僱員入職前，我們尋找導師制定帶教計劃，並對優秀導師進行激勵，鼓勵導師積極推動新僱員成長。新僱員入職當天，我們會帶領其通過樓層巡遊、DIY工卡的方式快速融入名創氛圍。在入職當月，我們面向全體新僱員開展培訓，並通過「滿月談」明確工作內容和職業規劃，幫助新僱員在名創體系下穩定紮根，實現自我超越。


TOP TOY
08 星球文化
寻找公司文化标签墙打卡拍照
07 星球寻宝
选择最喜欢的一款产品写一句推荐词
09 星球软着陆
完成新员工培训
06 参与星球集会
参加一次部门会议
05 会见星球引路人
和上级进行一次交流
明确工作内容和期待
01 DIY星球通行证
制作专属的TT工牌
03 熟悉星球规则
1.完成新人资料包浏览
02 星球探索
在公司最喜欢的地方打卡拍照
04 融入TT星球
1.主动认识不少于3位部门同事
2.并邀请其在笔记本封面写下祝福
TOPTOY星球宝藏多多
请尽情探索和发掘吧!

TT Happy Planet Onboarding Program
TT 快樂星球登陸計劃



Occupational Health and Safety
職業健康與安全

Management Concept

We are committed to providing our employees with a healthier and safer work environment, improving their ability to respond to emergencies, building a solid emergency response process, maximizing prevention, and minimizing damage to employees.

管理理念

我們致力於爲僱員提供更健康、更安全的工作環境，提高僱員應對突發事件的反應能力，鞏固突發事件應急處置響應流程，做到預防最大化和損害最小化。

Management Policy

We strictly follow all relevant laws and regulations, including the *Law of the People's Republic of China on Safety Production*, the *Law of the People's Republic of China on Fire Fighting*, and the *Law of the People's Republic of China on Prevention and Control of Occupational Diseases*. We have developed internal guidelines such as the *Security Management Policy* and the *Access Management Policy* to ensure the physical and mental health of employees.

管理政策

我們嚴格遵循《中華人民共和國安全生產法》、《中華人民共和國消防法》及《中華人民共和國職業病防治法》等相關法律法規，並制定《安全管理制度》及《出入管理制度》等內部管理指引，采取必要措施守護僱員身心健康。

Management Practice

- **Daily safety management and hardware facilities:** We provide safety guidelines, strengthen daily safety supervision, and provide employees with complete safety tools and equipment.
- **Safety training and drills:** In order to improve employees' ability to respond to emergencies, we actively organize employees to participate in safety training and drills to raise their awareness of occupational safety.
- **Support of employees' physical and mental health:** We have set up a medical office in the workplace and continuously organize our employees to participate in physical examinations, charity clinics, and mental health awareness campaigns. In addition, we offer free check-ups of breast cancer and cervical cancer, psychological analysis, and skin testing for female employees.
- **Commercial insurance coverage:** Considering the various levels of risk associated with different job positions, we purchase appropriate commercial insurance for employees engaged in high-risk work, providing more comprehensive occupational health and safety coverage.

管理實踐

- **日常安全管理及硬件設施：**我們提供安全工作指引，强化日常安全監督，爲僱員提供完備的安全工具及設備；
- **安全培訓及演練：**爲提高僱員應對突發事件的反應能力，我們積極組織僱員參與安全培訓及演練，强化僱員職業安全意識；
- **僱員身體健康及心理健康支持：**我們在辦公場所設置醫務室，並持續組織僱員參與體檢、義診與心理健康科普活動；此外，我們為女性僱員提供免費的兩癌篩查、心理分析、皮膚檢測等活動；
- **商業保險保障：**考慮到不同工作崗位面臨的風險程度，我們爲參與高風險工作的僱員購買適用的商業保險，以提供更爲全面的職業健康安全保障。

ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

We conducted a total of **6** sessions of free health consultation services, serving **632** employees.

累計開展免費健康咨詢服務 **6** 場次，服務僱員 **632** 人次。

Four Rounds to Provide Customized Ergonomic Chairs for Employees
四輪精選為僱員定制人體工學椅

We continuously strive to create a more comfortable and health-conducive work environment for our employees. We focus on enhancing workstation comfort by selecting and customizing ergonomic chairs. To ensure employees have a comfortable seating experience, we have conducted a four-stage selection process, including initial screening against benchmarks, blind selection by the review panel, group try-sitting experience, and final customization. During the selection process, we paid special attention to the chair's neck and lumbar support capabilities, comfort during lunch breaks, and adaptability to different body weights. A total of 173 employees, including executives and directors, participated in the chair evaluation process.

我們不斷追求為僱員打造更具舒適度、更有益於健康的工作環境。我們聚焦於提升工位舒適度，挑選並定制人體工學椅。爲確保僱員獲得舒適的座椅體驗，我們開展了四輪評選流程，包括對標初篩、評審團盲選、試坐團體驗和終選定制。在挑選過程中，我們特別關注辦公椅的護頸護腰能力、午休舒適度及對不同體重的適應性，共有包括總裁及總監職級在内的 173 名僱員參與辦公椅評審。


145°

Ergonomic Chair for a More Comfortable Lunch Break Experience
更舒適午休體驗的人體工學椅

Supply Chain Management
供應鏈管理

Management Concept

An efficient, speedy, robust and stable supply chain is crucial for MINISO to win the trust of the market and consumers. We continuously refine our supplier access standards, improve our supply chain management system, strive to assist suppliers in enhancing the quality of supply, and jointly build a sustainable and responsible supply chain system.

管理理念

高效迅捷、強健穩定的供應鏈是名創優品贏得市場及消費者信賴的關鍵因素。我們不斷細化供應商的准入標準，持續完善供應鏈管理體系，努力幫助供應商提升供應質量，共同建設可持續發展的負責任供應鏈體系。

Management Policy

We actively comply with the relevant laws and regulations in various countries and regions and are committed to building a responsible supply chain with our suppliers. To provide clear guidelines for supply chain management, we have developed a comprehensive supplier management system and formulated a series of rules and regulations such as the *Supplier Performance Evaluation Code of Conduct*, the *Supplier Management Process*, the *Regulations on Factory Levels and Supplier Status*, and the *Supplier Guidelines*. For suppliers' environmental, social and governance performance, we have set out the relevant assessment dimensions in the *Business Conduct Agreement* and the *Factory Inspection Guideline*, as well as the management requirements we expect.

管理政策

我們積極遵守不同國家及地區的相應法律法規，致力於與供應商一同打造負責任的供應鏈。我們建立了完善的供應商管理體系，並制定《供應商績效評估工作規範》、《供應商管理流程》、《工廠等級和供應商狀態管理規定》及《供應商須知》等一系列規章制度，爲供應鏈管理提供清晰指引。對於供應商在環境、社會及管治方面的表現，我們在《經營行爲協議書》及《驗廠須知》中制定相關評估維度，並列明我們所期望的管理要求。

Management Practice

Supplier Management System

As our supply chain system includes a vast number of suppliers, supplier management is crucial for our work in key areas such as product responsibility, chemical safety, and green products. In terms of supplier management, we are committed to developing a closed-loop supplier sustainability management system through access audits, supervision and inspection, capacity enhancement and a responsible supply chain.

管理實踐

供應商管理體系

我們的供應鏈體系中擁有數量龐大的供應商，因此，供應商管理對於我們在產品責任、化學品安全、綠色產品等多個重點領域的工作開展至關重要。對於供應商的管理，我們在准入審核、監督考察、能力提升及負責任供應鏈等多方面層層把關，致力於打造供應商可持續發展管理體系的閉環。

Supplier Access Standard
供應商准入

We implement an access audit mechanism that combines internal assessment and third-party independent audits to scrutinize the qualifications of potential suppliers, with all suppliers required to undergo such audits. We specify the content of our audits in the *Factory Inspection Guideline*. We conduct a detailed supplier access review from multiple dimensions, including supplier scale, quality organization independence, equipment adequacy, and social responsibility, to verify the performance capabilities of potential suppliers.

我們實行內部評估與第三方獨立審核相結合的准入審核機制，對潛在供應商的資質進行層層把關，所有供應商均需接受此類審核。我們在供應商的驗廠指引《驗廠須知》中明確我們的審核內容，從供應商規模、質量組織獨立性、設備設施完備性以及社會責任等多個維度開展細緻的供應商准入審查，核實潛在供應商的履約能力。

Supplier Supervision Mechanism
供應商監督機制

We implement dynamic management of suppliers, conduct regular supplier assessments, and carry out random unannounced inspections for key suppliers. Based on the assessment results, we promptly adjust our cooperative relationships with suppliers.

我們對供應商實行動態管理，定期開展供應商考核，並針對重點供應商開展隨機飛行檢查。根據考核結果，我們會及時調整我們與供應商的合作關係。

Supplier Quarterly Assessments
供應商季度考核

We conduct quarterly assessments of suppliers on quality, R&D, cost and delivery, and adopt a one-vote veto system for quality assessment. We classify suppliers into A, B and C levels according to the assessment results, and strengthen the cooperation with A-level suppliers while reducing or terminating the cooperation with C-level suppliers accordingly.

我們從質量、研發、成本、交付等維度對供應商開展季度考核，針對質量維度實行一票否決制。我們將根據評估結果對供應商分為A、B、C 三級，繼而加强與A 級供應商的合作、減少或停止與 C 級供應商的合作。

Supplier Unannounced Inspection
供應商飛行檢查

We conduct unannounced inspections and issue internal assessment reports for suppliers in high-risk categories or suppliers with product quality problems or customer complaints. For suppliers with serious non-conformities, we require them to take immediate rectification actions.

我們針對高風險類目供應商或出現產品質量問題、客戶投訴事件的供應商開展飛行檢查並出具內部評估報告。針對存在嚴重不符合項目的供應商，我們會要求其立即整改。

Supplier Grading
供應商分級評定

Based on extensive criteria such as product quality, delivery performance, R&D capabilities, and service quality, we conduct quarterly and annual assessments of our suppliers and classify them according to the results, ranging from "one-star" to "five-star".

根據供應商的產品質量、交付情況、研發水平及服務質量等廣泛標準，我們對供應商開展季度及年度評估，並按照評估結果按「一星」至「五星」實行供應商分級。

Supplier Capability Enhancement
供應商能力提升

We strive to help our suppliers improve their supply capability. According to different product categories, we formulate the *Supplier Instruction* to provide process standards, production norms and optimization suggestions for aspects such as new product testing, sample management, and material testing. We conduct monthly supplier training to share industry experience and invite third-party organizations to empower our suppliers. At the same time, we provide rectification directions and suggestions to suppliers with problems to continuously improve the quality of the supply chain. During the Reporting Period, we organized a total of 104 training sessions for suppliers, covering standard analysis, testing guidelines, case sharing, etc., with a total of 1,445 attendees.

我們努力幫助供應商提升其供應能力。根據不同產品品類，我們制定《供應商須知》，在新品測試、樣品管理、材料檢測等方面提供流程標準、生產規範和優化建議。我們每月開展供應商培訓活動，分享行業經驗並邀請第三方機構爲其賦能。同時，針對存在問題的供應商，我們爲其提供整改方向和建議，以不斷提升供應鏈的供應質量。於報告期內，我們共為供應商組織了 104 場培訓，涉及標準解析、測試指引、案例分享等內容，合計培訓達 1,445 人次。

Supplier Elimination
供應商淘汰

For suppliers identified with quality issues that breach the red line requirements during the assessment or product sampling inspection, we will hold them accountable for their quality breaches and consider terminating our cooperation with them. For example, in the supply chain management system of TOP TOY, we require suppliers with quality problems to complete rectification within one week. In severe cases, we will shorten the rectification period to two days. We will terminate the cooperation if the supplier fails to complete the rectification within the set time.

針對在考核過程或產品抽檢過程中被發現質量觸及紅綫要求的供應商，我們將對其進行質量違約追責，並考慮终止與該供應商的合作。例如，在 TOP TOY 的供應鏈管理體系中，我們會要求出現質量問題的供應商在一周內完成整改；若情況嚴重，我們會將整改期限縮短至兩日。若供應商未在既定時間內完成整改，我們將會終止我們的合作。

Continuing to Build a Responsible Supply Chain

持續打造負責任供應鏈

The Group actively implements various measures to encourage and advocate for domestic and international supply chain partners to maintain compliant operations, strengthen environmental protection, and fulfill their social responsibilities. To ensure the reliability and sustainability of supply chain product quality, we continuously enhance our social responsibility assessment requirements for the supply chain and confirm the ESG compliance of suppliers through audits.

本集團積極採取多種措施，鼓勵和倡導海內外供應鏈合作夥伴持續合規經營、加强環境保護和踐行社會責任。爲確保供應鏈產品質量的可靠性與可持續性，我們持續强化供應鏈社會責任考核要求，並通過審查確認其 ESG 合規性。

For suppliers we cooperate with for the first time, we conduct on-site factory inspections, including audits performed by MINISO and third-party organizations. According to the *Factory Inspection* Guideline, if ESG-related violations are found, we will reject them on a one-vote basis. For existing suppliers, we conduct periodic audits based on supplier levels, which also include ESG assessments. A-level suppliers are audited biennially, while B-level and C-level suppliers are audited annually. In addition to the audits initiated by MINISO, some IP licensors with whom we have established co-branding relationships also conduct ESG audits for A-level suppliers. During the Reporting Period, a total of 233 A-level suppliers underwent the audits initiated by us that included ESG dimensions, and a total of 42 suppliers were audited by us and our IP licensors.

對於首次合作的供應商，我們會開展現場驗廠審核，包括公司內部審核及第三方機構審核。根據《驗廠須知》，如發現與 ESG 相關的違規事項我們會進行一票否決。對於在庫供應商，我們根據供應商等級開展周期性審核，其中也包含 ESG 維度的考察。針對 A 類供應商，我們會每兩年開展一次審核；而針對 B 類及 C 類供應商，審核頻率為每年一次。除名創優品發起的審核外，部分與我們建立品牌聯名關係的 IP 授權商亦會對 A 類供應商開展 ESG 審核。報告期內，A 類供應商中，共有 233 家供應商接受由我們發起的包含 ESG 維度的審核，共有 42 家供應商接受我們及 IP 授權商的審核。

Mechanisms for Improving Suppliers' Social Responsibility Performance
供應商社會責任表現提升機制

Compulsory
强制性

We have incorporated social responsibility requirements into our supplier access standards, and listed labor rights protection, environmental standards (requiring all types of pollutants to be treated in compliance before discharge), and health and safety as key elements of social responsibility in the *Factory Inspection* Guideline for audits performed by MINISO and third-party organizations. We regard a supplier's compliance with social responsibility to be of equal importance to quality, price, and other assessment factors in terms of importance. Should any violation be detected, we will apply a veto to the supplier.

我們將社會責任要求納入供應商准入門檻考察，並將勞工權益保護、環境（各類污染物排放前須經合規處理）及健康安全等社會責任要求列為《驗廠須知》中公司內部審核及第三方機構審核的主要審核內容。我們視供應商的社會責任合規情況與質量、價格等評估因素為同等重要水平，一旦發現違規情況，我們會對供應商采取一票否决。

Compulsory
强制性

We include relevant clauses regarding the code of conduct for social responsibility in our supplier cooperation agreements, such as the *Supplier Code of* Conduct. Suppliers are required to sign and adhere to these provisions.

我們在供應商合作協議（如《供應商經營行爲協議》）中納入社會責任行爲守則相關條款，供應商必須簽署並遵循相關規定。

Encouraging
鼓勵性

We encourage suppliers to obtain certifications such as ISO 45001, ISO 14000, and BSCI, and we require suppliers to provide ISO 9001 certification before formal product delivery.

我們鼓勵供應商取得 ISO 45001、ISO 14000、BSCI 等認證，並要求供應商在正式交付產品前必須提供 ISO 9001 認證。

Encouraging
鼓勵性

We encourage suppliers to enhance their social responsibility performance through incentive policies, such as prioritizing the launch of products related to green procurement.

我們通過鼓勵性政策推動供應商提升社會責任表現，例如優先推動開展綠色採購的相關產品上市。

Labor Rights Protection in the Supply Chain
供應鏈勞工權益保障

We actively pay attention to the labor rights protection in the supply chain, have established requirements for supplier labor management and conduct audits. We have specified detailed requirements on supplier labor management, including working hours, minimum wage, overtime wage, occupational health and safety protection and other key contents. During the Reporting Period, we audited the labor management of all new suppliers and existing core suppliers, and all core suppliers passed the labor management audit.

我們積極關注供應鏈勞工權益保障，制定供應商勞工管理要求並開展審查工作。我們明確供應商勞工管理詳細要求，其中包含工作時數、最低工資、加班工資及職業健康安全保障等重點內容。報告期內，我們對所有新增供應商及現有核心供應商的勞工管理狀況進行審查，所有核心供應商均通過勞工管理狀況審查。

Summary of Code of Conduct for Social Responsibility
社會責任行爲守則摘要

Forced or Compulsory Labor
强迫或强制性勞動

Suppliers shall not hire employees to perform any forced or involuntary labor, nor shall they outsource products to such labor for production.

供應商不得僱用員工進行任何强迫性或非自願性勞動，也不得將產品外發給上述勞工進行生產。

Child Labor
童工

Suppliers shall not employ child labor. The term "child labor" means a person who is under the age of 16 or the legal minimum age for employment as defined by local regulations.

供應商不得僱用童工。「童工」一詞是指年齡未滿 16 周歲者或者按當地法規規定年齡未滿當地法定最低就業年齡者。

Compensation
薪酬

Suppliers shall comply with all laws and regulations of wage and working hours, including minimum wage, overtime, and maximum work hours, and shall provide the statutory benefits. Suppliers shall pay employees for overtime work at the rate stipulated by law; if the law does not specify a rate, they must at least pay overtime compensation at a rate equivalent to the regular hourly wage.

供應商應遵守所有有關工資和工時的法律法規，包括有關最低工資、加班、最長工時等的法律法規規定，並提供法律規定的福利，且供應商應按照法律規定的費率標準爲僱員的加班工作支付薪酬，如果法律未規定費率標準，則至少應以相當於正常時薪的費率支付加班薪酬。

Discrimination
歧視

Suppliers shall not discriminate against employees during the hiring and employment, including in respect of wages, benefits, promotion, punishment, termination or retirement on the basis of race, religion, age, nationality, social or ethnic group, sexual orientation, gender, political opinion or disability.

供應商不得在聘用和僱用過程中歧視僱員，包括以種族、宗教、年齡、國籍、社會或民族團體、性取向、性別、政治觀點或殘疾爲理由在工資、福利、提拔、懲處、解僱或退休等方面對僱員實行歧視。

Association
結社

Suppliers shall respect the right of employees to associate, organize and bargain collectively legally and peacefully without penalty or interference.

供應商應尊重僱員以合法及和平的方式進行結社、組織和進行集體談判的權利，而不得加以懲罰或干預。

Health and Safety
健康及安全

Suppliers shall provide a safe and healthy workplace for their employees in accordance with all relevant laws, regulations and rules.

供應商應按照所有相關的法律法規及規章，爲僱員提供安全和健康的工作場所。

Supplier Business Ethics Management
供應商商業道德管理

We attach great importance to the management of business ethics risks in our supply chain, including environmental and social risks. We have signed the Code of Conduct with our suppliers, and conducted supply chain integrity risk assessments through an anti-corruption audit system and annual supplier inspections. These assessments help us identify environmental and social risks associated with our suppliers. Additionally, we provide specialized training on business ethics for our supply chain.

我們高度重視供應鏈商業道德風險的管控，包括環境和社會風險。我們與供應商簽署商業行爲守則協議，通過廉政稽核制度及供應商年度驗廠制度開展供應鏈廉潔風險評估，以確定供應商的環境和社會風險，並開展專門的供應鏈商業道德培訓。

ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

We had over **1,400** suppliers in total.

我們共擁有超過 **1,400** 家供應商。

In our supply chain, the proportion of suppliers in mainland China was approximately **76%**, and the proportion of suppliers in overseas countries and regions was approximately **24%**.

在我們的供應鏈中，中國內地供應商的比例約爲 **76%**，海外供應商的比例約爲 **24%**。

MINISO brand and TOP TOY brand had signed the *Anti-Commercial Bribery Notice* with **100%** of their suppliers.

MINISO 品牌及 TOP TOY 品牌與 **100%** 供應商簽署《反商業賄賂告知書》。

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761 suppliers obtained the certificate for the ISO 9001 Quality Management System Certification.

761 家供應商獲得 ISO 9001 質量管理體系認證。

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267 suppliers obtained the certificate for the ISO 14001 Environmental Management System Certification.

267 家供應商獲得 ISO 14001 環境管理體系認證。

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148 suppliers obtained the certificate for the ISO 45001 Occupational Health and Safety Management System Certification.

148 家供應商獲得 ISO 45001 職業健康安全管理體系認證。

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13 suppliers had obtained a BLUE SIGN certificate.

13 家供應商獲得 BLUE SIGN 藍標認證。

MINISO's Supplier Quality Conference
名創優品供應商質量大會

In December 2023, MINISO hosted a Supplier Quality Conference with the theme of "Super Brand, Quality Assurance" for key suppliers. The conference was divided into several sessions based on quality categories, with over 1,300 attendees. The conference involved review of supplier quality performance, key quality initiatives for 2024, promotion of integrity culture, requirements for fulfilling social responsibility, and on-site audit of IP licensors.

2023 年 12 月，名創優品面向核心供應商舉辦主題為「超級品牌，品質護航」的供應商質量大會，按質量類目依次召開各場次會議，共計 1,300 餘人參與。會議內容包括供應商質量表現回顧、2024 年質量工作重點、誠信廉潔文化宣導、社會責任要求及 IP 授權商現場審核等。

Supplier Environmental Empowerment Training
供應商環保賦能培訓

With the legislation on microplastics in the European Union, the environmental impact of microplastics has gained increasing attention. During the Reporting Period, we invited a third-party laboratory, Intertek Testing Services, to provide training on the EU regulations regarding microplastics. We are progressively reducing or prohibiting microplastics in our household cleaning products and general merchandise in accordance with the regulations to mitigate their impact on the environment.

隨著微塑膠在歐盟的立法，微塑膠對環境的影響越來越受到關注，我們於報告期內邀請了第三方實驗室天祥集團開展微塑膠歐盟法規的培訓，也按照法規的要求在家清產品和生活百貨產品中逐步減少或者禁止使用微塑膠，減少對環境的影響。



Green Development to Escort a Better Environment

綠色發展 護航美好環境

We pursue a philosophy of simple, natural and quality living, and consistently practice sustainable development throughout our product development. We are committed to promoting a sustainable life by responding to climate change, creating low-carbon products, and practicing green operations.

我們奉行簡約、自然、富質感的生活哲學，在產品開發的同時始終踐行可持續發展。我們致力於通過氣候變化應對、打造低碳產品、踐行綠色運營，促進可持續發展的美好生活。

Material Topics in This Section

- Response to Climate Change
- Product Carbon Footprint
- Raw Material Procurement
- Green Packaging
- Energy Management
- Water Resources Management
- Waste Management

本章節重要性議題

- 氣候變化應對
- 產品碳足迹
- 原材料採購
- 綠色包裝
- 能源管理
- 水資源管理
- 廢弃物管理

Response to the SDGs



6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND

回應的 SDGs



6 清洁饮水和卫生设施
7 经济适用的清洁能源
11 可持续城市和社区
12 负责任消费和生产
13 气候行动
14 水下生物
15 陆地生物



Response to Climate Change
氣候變化應對

Management Concept

MINISO deeply values the impact of climate change on our business operations and society, and aspires to collaborate with a broad range of stakeholders, including consumers and suppliers to jointly build a sustainable society. In 2023, we actively followed the *Guidance on Climate Disclosures* issued by the HKEX and disclosed our climate-related priorities in core areas such as governance, strategy, risk management, indicators, and targets. Moving forward, we will continue to enhance our scenario analysis of climate risk, identify climate risks and potential opportunities faced by different business segments under various scenarios, enhance the effectiveness of our climate risk management and actively respond to climate change.

管理理念

名創優品深刻重視氣候變化對自身業務經營以及社會的影響，並希望通過與包括消費者、供應商在內的廣泛利益相關方合作，共同創建可持續發展的社會。2023 年，我們積極參照聯交所《氣候信息披露指引》，從管治、策略、風險管理、指標和目標等核心領域披露氣候相關的重點工作。未來，我們將不斷完善對於氣候風險的情景分析，識別不同情景下公司不同業務所面對的氣候風險以及潛在的機遇，提高氣候風險管理效力、積極應對氣候變化。

Governance

We have established an ESG management structure with the Board of Directors and the Audit Committee at the highest govering level. The Board is fully responsible for the Group's ESG matters while the Audit Committee reviews and supervises ESG matters based on its existing responsibilities. Both the Board and the Audit Committee have integrated climate change-related risks and opportunities into Group's ESG management framework. For details on the responsibilities and division of labor at various management levels, please refer to the ESG Governance section of this Report.

管治

我們建立了以董事會及審計委員會爲最高管治層的 ESG 管理架構，董事會全面負責本集團的 ESG 事宜，審計委員會在現有責任的基礎上審查及監督本集團 ESG 事宜。董事會及審計委員會已將氣候變化相關的風險和機遇納入本集團 ESG 管理範疇中。關於各管理層級的職責與分工，請查閱本報告的 ESG 管治章節。

Strategy

MINISO places a high priority on climate-related risks and systematically identifies the potential impacts on our business and financials. We fully integrate relevant response strategies into our corporate development strategy to mitigate the potential impacts of climate change on our business activities. We strive to take effective measures to reduce greenhouse gas emissions within our operations and throughout our value chain. By improving operational resource efficiency, using or substituting with more environmentally friendly and sustainable materials, we actively explore carbon reduction initiatives at every stage of the product lifecycle, and meet consumers' growing demand for sustainable products.

策略

名創優品高度重視氣候相關的風險，系統化識別對公司業務以及可能對財務帶來影響的氣候變化風險，並在公司發展戰略中充分考慮相關應對策略，盡可能減緩氣候變化對我們的業務及經營活動的潛在影響。我們努力采取有效措施，促進自身及價值鏈中溫室氣體排放的減少，通過提高運營資源效率、使用或替換更環保及可持續的材料，積極探索産品周期各環節的減碳，並滿足消費者對可持續産品日益增長的需求。

Risk Management

We have established a comprehensive risk management mechanism and set up a dedicated risk management team. Building on our existing ESG risk identification, climate change-related affairs have been integrated into our risk management processes, progressively refining our assessment and management of climate risks. By referencing the types of risks outlined in the *Guidance on Climate Disclosures*, we have identified climate risks that may significantly impact our business and financial operations. Furthermore, we have developed appropriate countermeasures to effectively manage these climate-related risks.

風險管理

我們建立健全風險管理機制，成立全面風險管理小組，並在現行 ESG 風險識別的基礎上，將氣候變化相關事宜納入風險管理流程，逐步完善氣候變化風險評估及管理工作。此外，我們參照《氣候信息披露指引》的風險類型，識別出對公司運營及業務可能構成重大影響的氣候風險，並制定了相關的應對措施以有效管理氣候相關風險。

Climate Risks 氣候風險		Impacts on Business 對業務的影響	Countermeasures 應對措施
Transition Risks 轉型風險	Policy and Regulation Risks 政策及法規風險	The introduction of policies or laws related to green consumption, low-carbon transformation, and environmental information disclosure may entail risks for the Company , such as legal liability, regulatory measures, financial losses, or damage to business reputation due to non-compliance with relevant regulations. 綠色消費、低碳轉型、環境信息披露等相關政策或法律的出臺，使得公司可能出現由於未符合相關規定被依法追究法律責任、采取監管措施、出現財產損失或商業信譽損失的風險。	We will closely monitor and follow up on national laws, regulations and development trends related to green consumption, low-carbon transformation, and environmental information disclosure, continuously enhance our ESG management system, and improve the quality of information disclosure. 我們會及時關注及跟進國家有關綠色消費、低碳轉型、環境信息披露的法律法規和發展趨勢，不斷完善自身 ESG 管理體系，提高信息披露質量。
	Market Risks 市場風險	As the concept of green environmentalism, including green products and low-carbon consumption, becomes increasingly ingrained, the public is paying more attention to the sustainability of products. Failure to meet consumer demands may result in a loss of competitive advantage, leading to customer attrition and reduced sales revenue. 隨著綠色環保理念如綠色產品、低碳消費的不斷深入，社會公衆越來越關注產品的可持續屬性。若公司未能滿足消費者的需求，可能導致競爭優勢下降，從而造成客戶流失和銷售額下降。	We continuously remain attentive to consumer demand for green, low-carbon products and green consumption, meeting these needs through ongoing product innovation. At the same time, we consistently strengthen communication with consumers to display our corporate image, that embodies low-carbon, environmentally friendly, and green development. 我們持續關注消費者對綠色低碳產品、綠色消費的需求，並通過不斷進行產品創新，滿足消費者的需求；同時，我們也不斷加强與消費者溝通，積極向外展示低碳環保、綠色發展的企業形象。

Climate Risks 氣候風險		Impacts on Business 對業務的影響	Countermeasures 應對措施
Physical Risks 物理風險	Floods 洪水	Floods may disrupt road transportation, inundate warehouses and factories, thereby affecting production and distribution of products. This could result in inventory shortage, delivery delays, or disruptions. Retail stores located in low-lying areas or flood-prone areas may suffer from waterlogging, leading to store closures and product spoilage directly impacting sales and revenue. 洪水可能導致道路運輸受阻，倉庫和工廠被淹，從而影響產品的生產和配送。這可能導致庫存不足、交貨延遲或中斷；位於低窪地帶或洪水易發區域的零售門店可能遭受水淹，導致門店關閉、商品損毀，從而直接影響銷售和收入。	We will establish multiple warehouses and distribution centers to diversify risks, ensuring that operations in other regions remain minimally affected in the event of flooding in a particular area. Additionally, we will retrofit existing warehouses with flood prevention measures such as waterproof materials and the construction of flood levees, and consider the establishment of temporary flood prevention facilities or using flood prevention equipment in areas susceptible to flood impacts. 我們會建立多個倉庫和配送中心，分散風險，確保在某個區域遭受洪水時，盡量減少對其他區域的營運影響；其次，我們會通過使用防水材料、建立防洪堤等措施對現有的倉庫進行防洪改造，並考慮在易受洪水影響的區域建立臨時防洪設施或使用防洪設備。
	Tropical Cyclones 熱帶氣旋	Tropical cyclones, such as typhoons and hurricanes, may result in fluctuations in raw material prices, supply disruptions, damage to stores, office facilities, and supplier facilities, as well as impacts on employee health and safety, and delays in product delivery from suppliers. 熱帶氣旋，如颱風、颶風等可能導致原材料價格波動、供應波動、門店、辦公設施及供應商設施受到損壞、僱員健康安全受影響、供應商延遲交付產品等後果。	In response to potential typhoons and hurricanes, we have specified the relevant emergency measures in the *Emergency Incident Handling Plan* and the *Rainy Weather Precautionary Notice*. Simultaneously, we enhance prevention efforts in conjunction with typhoon and hurricane warnings, guiding office areas and stores to ensure personnel safety and minimize losses by reinforcing equipment, cutting power supplies, clearing accumulated water, and transferring goods. 針對可能出現的颱風、颶風等，我們已在《應急事件處理預案》及《雨灾天氣防範通知》中明確相關應急措施。同時，我們結合颱風、颶風等預警加强防範，引導辦公區域及門店通過采取加固設備、切斷電源、清理積水、轉移物資等措施保障人員安全、減少損失。
	Extreme Heat and Low Temperature 極端高溫、低溫	Extreme temperatures may cause the air conditioning or heating system to overwork, thereby increasing energy consumption and operating costs. They may also result in uncomfortable temperatures in retail stores, affecting customer experience and deterring shoppers from making purchases. High temperatures may cause perishable goods to spoil, while low temperatures could affect the storage conditions of certain products, increasing product wastage. 極端溫度可能導致空調或暖氣系統過度工作，從而增加能源消耗和運營成本；亦可能導致零售店內溫度不適，影響顧客體驗，導致顧客不願意外出購物。高溫可能導致易腐商品變質，低溫可能影響某些產品的存儲條件，增加產品損耗。	We continuously optimize energy usage and improve energy efficiency. At the same time, we implement stricter inventory management for products susceptible to extreme temperatures, ensuring their storage at appropriate conditions. 我們不斷優化能源使用、提高能源效率；同時，我們也對易受極端溫度影響的商品實施更嚴格的庫存管理，確保此類商品在適宜的溫度下存儲。

Indicators and Targets

指標和目標

Climate change has a negative impact on society. MINISO supports global strategies and targets for addressing climate change and orderly advances the implementation of governance and management systems related to climate change. We continuously work towards energy-saving and emission reduction measures during our operations and develop innovative, low-carbon and green products.

氣候變化對人類社會產生負面影響，名創優品支持全球有關應對氣候變化的戰略及目標，有序推動與氣候變化相關的管治管理體系建設，不斷在營運過程中深化節能減排措施，開發創新低碳綠色產品。

MINISO has identified energy efficiency and greenhouse gas emissions as tracking indicators and targets related to climate change. The following table outlines the core indicators that we continue to focus on:

名創優品將以能源使用效益、溫室氣體排放等作爲氣候變化相關的追踪指標和目標。下表為我們持續關注的核心指標：

Indicators 指標		Unit 單位		During the Reporting Period 報告期內
Total Energy Consumption	能源消耗總量	KWh	千瓦時	6,660,874.38
Total Energy Consumption Intensity	能源消耗總量密度	KWh/per million RMB of revenue	千瓦時／人民幣每百萬元收入	872.70
Total Greenhouse Gas Emissions (Scope 1 & 2)	溫室氣體總排放量（範圍一＆二）	Tonnes of CO_2	噸二氧化碳	2,992.60
Total Greenhouse Gas Emission Intensity	溫室氣體排放量密度	Tonnes of CO_2/ per million RMB of revenue	噸二氧化碳／人民幣每百萬元收入	0.3921

Our Goals
我們的目標

We are committed to stabilizing the CO_2 emissions intensity generated by electricity use in office areas at the level of the 2022 fiscal year, which is around 134 kg CO_2 per million RMB of revenue (Reporting Period: 72.88).

我們致力實現辦公區域使用電力所產生的二氧化碳排放密度穩定在 2022 財年的水平，即約 134 千克二氧化碳 / 人民幣每百萬元收入（報告期：72.88）。

Fire Prevention Training for Stores in Response to Extreme Weather
為應對極端天氣的門店防火培訓

To address the potential accidental store fires caused by extreme weather events such as high temperatures and droughts, we have conducted fire safety training across multiple stores nationwide. Through training methods that include the explanation of fire safety theory and skills, as well as demonstrations on the use of fire extinguishers, staff are equipped with basic fire prevention knowledge and skills in extinguishing fires, evacuation, and escape. This enhances the employee safety awareness, ensuring the safety of lives and minimizing property losses in our stores.

為了應對高溫、乾旱極端天氣事件可能會導致的門店火災，我們在全國多家門店開展了消防安全培訓。通過講解消防理論知識及技能、示範滅火器使用方法等培訓方式，使僱員掌握一定的消防常識及滅火、疏散和逃生等技能，提高僱員安防意識，確保人員生命安全及減輕門店的財產損失。



A Trainer Is Demonstrating the Use of a Fire Extinguisher to Store Staff
培訓師正在向門店僱員示範滅火器使用方法

Green Products
綠色產品

Management Concept

MINISO is committed to the concept of green consumption and endeavors to build sustainable lifestyles for consumers. We persist in integrating green and low-carbon principles into every stage of the product lifecycle. Leveraging our deep involvement and extensive collaboration across the entire industry chain, we consistently reduce the carbon emissions of our products, promote the use of sustainable materials, and improve resource utilization through green packaging, contributing to ecological environment and the creation of a sustainable future.

管理理念

名創優品始終堅持綠色消費的理念，致力於爲消費者構建一個可持續的生活方式。我們堅持將環保、低碳的理念植入到產品全生命週期各個環節，依託自身在全產業鏈的深入耕耘和廣泛合作，持續降低產品的碳排放，推動可持續材料的使用，通過綠色包裝提高資源使用率，爲保護生態環境、創造可持續未來貢獻我們的力量。

Management Policy

We actively monitor regulations and initiatives concerning environmental protection of products and services across our operational regions including the *Requirements of Restricting Excessive Package—Foods and* Cosmetics, the European Union *Directive EU 2019/904 on the Reduction of Certain Plastic Products with Environmental Impacts*, the *Proposal on Packaging and Packaging Waste Regulation (PPWR)* in the European Union, and the *List of Measures and Bans Banning the Use of Disposable Plastic Products* in India, and we continuously improve and update our products accordingly.

管理政策

我們積極關注各運營地與產品及服務環保相關的法規及倡議，包括《限制商品過度包裝要求食品和化妝品》、歐盟《關於減少某些對環境影響的塑料製品的指令 EU 2019/904》、歐盟《關於包裝和包裝廢弃物法規（PPWR）的提案》及印度《禁止使用一次性塑料製品的措施和禁令清單》等，對產品進行持續改進及更新。

Management Practice

Product Carbon Footprint

MINISO is increasingly aware of the environmental impact made by the products that we design, engage suppliers to produce, and sell. We pay attention to the carbon emissions generated by products and are committed to fulfilling our corporate social responsibility by adopting low-carbon and environmentally-friendly practices. In addition to integrating environmental considerations into product design, packaging, and recycling processes, TOP TOY brand also requires suppliers to conduct the carbon footprint assessment of their products and provide the relevant carbon emission data for verification by our laboratories, so as to ensure that suppliers comply with our carbon emission standards. Moreover, after production is completed and delivery is made, we will collect and review carbon emission data. As of the end of the Reporting Period, 82% of TOP TOY brand's suppliers have already actively cooperated with us in the collection of carbon emission data.

管理實踐

產品碳足迹

名創優品高度重視設計、聘請供應商生產以及銷售產品對環境造成的影響。我們關注產品所產生的碳排放，並致力於通過採用低碳環保的做法來履行我們的企業社會責任。TOP TOY 品牌的產品除了在設計、包裝、回收過程中全面考慮產品環保屬性之外，也要求供應商自行完成產品碳足迹評估工作，並提供相關碳排放數據以供實驗室核查，確保供應商符合我們設立的相關碳排放標準。此外，在生產結束交付後，我們會進行碳排放數據的收集與復盤。截至報告期末，我們的 TOP TOY 品牌已有 82% 供應商積極配合我們進行碳排放數據收集工作。

We utilize standardized logistics containers in the product transportation processes and have collaboratively optimized the transportation routes and carriers for our stores. By regulating the use of standardized container, we are able to rationally select vehicle sizes and configure trips to ensure the optimal use of vehicle space. Furthermore, we mitigate the occurrence of vehicles traveling with empty loads, enhance transportation efficiency, and reduce resource wastage by recycling and repurposing standard-sized containers.

我們在產品物流運輸環節中采用標準化物流周轉箱，並對門店的運輸動線與承運商進行了協同優化。通過規範標準化物流周轉箱的使用，我們能夠合理選擇車輛大小並配置車次，確保車輛空間得到充分利用。此外，我們通過回收和再利用標準尺寸的集裝箱，來減少空車行駛的情況，提高運輸效率，減少資源浪費。

Looking ahead, MINISO plans to further conduct product carbon footprint assessments to identify the potential for emission reduction throughout the product lifecycle, from production to disposal ("Cradle to Grave"). This will enable us to understand the current carbon emission status of our products, implement effectively control and reduce emissions and enhance the low-carbon attributes of our products.

未來，我們將通過進一步開展產品碳足迹評估工作，識別產品從「搖籃到墳墓」全生命週期的減排潛力，以瞭解自身產品碳排放現狀，有效控排並采取減排措施，提升我們產品的低碳屬性。

Sustainable Materials

可持續材料

MINISO uses a variety of raw materials from around the world for manufacturing, and thus, we aim to promote environmentally friendly production practices by using more sustainable materials. In selecting sustainable materials for our products, we prioritize materials with a higher degree of technological maturity in order to apply environmentally friendly materials while avoiding any degradation of the consumer's product experience as much as possible. At the same time, we integrate cost-effectiveness into our material selection process to uphold our commitment to providing consumers with a more relaxed and better consumer lifestyle experience.

名創優品使用來自世界各地的各種原材料進行製造，因此我們希望我們使用更具可持續性的材料來推廣環境友好的生產實踐。在產品可持續材料的選擇上，我們會優先考慮技術成熟度比較高的材料，以在應用環保材料的同時盡量避免降低消費者的產品體驗。同時，我們也會綜合成本效益，不忘初心，始終讓消費者擁有更輕鬆更好的消費生活體驗。

In the future, we will continue to advance the following initiatives and create more eco-friendly products across various categories, including beauty tools, home decor, stationery, and toys:

- We are committed to developing products using 100% recycled materials or natural materials, and we prioritize selecting suppliers certified by the Forest Stewardship Council ("FSC").
- We have developed the "MINISO ECO" label for products that are plastic-free, easily recyclable, renewable, reusable, BPA-free, and/or lead-free, and we widely apply this label to an increasing number of environmentally friendly products.

未來，我們會繼續努力推進以下措施，並在包括美妝工具、生活家居、文具、玩具等品類打造更多的環保產品：

- 產品使用 100% 回收材料或天然材料，並盡可能選擇森林管理委員會（「FSC」）認證的供應商。
- 爲不含塑料、易於回收、可再生、可重複使用、不含 BPA（雙酚 A）及／無鉛產品開發「MINISO ECO」標志，並廣泛應用於更多環保的產品。

Furthermore, we continuously innovate and explore both existing and new sustainable materials based on market demand. We fully evaluate the potential of transforming packaging materials into more environmentally friendly alternatives and consistently align with international leading standards. Simultaneously, we persistently optimize the raw material traceability and process management mechanisms. Through technological and systemic exploration, we aim to trace the origins of raw materials, such as further promoting the certification and traceability of wood, paper, cotton, leather and other materials. As of the end of the Reporting Period, we have used FSC-certified paper in some of our products.

此外，我們也會結合市場的需求，不斷創新與探索現有的可持續材料和新型可持續材料，充分評估包裝材料中能够轉化成更加環保的材料的可能性，並不斷與國際領先標準保持一致。同時，我們會持續優化原材料溯源和過程管理機制，通過技術和系統探索追蹤原材料來源，如進一步推動更多木材、紙張、棉花、皮革等原材料進行認證和原產地溯源工作。截至報告期末，我們已在部分產品中使用 FSC 認證紙品。

Green Packaging

綠色包裝

Our Goals
我們的目標

In the future, we will continue to implement multiple measures to reduce the consumption of plastic bags, aiming to achieve the goal of keeping the percentage of plastic bags in shopping bags used by MINISO brand and TOP TOY brand below 75% (Reporting Period: 52%).

未來，我們會繼續推行多項措施減少塑料袋的使用，以達成 MINISO 品牌及 TOP TOY 品牌所使用的購物袋中，塑料袋百分比低於 75% 的目標（報告期：52%）。

We always comply with national and international laws and regulations related to product packaging, follow the industry's highest standards, and reduce the usage of packaging materials through green packaging, lightweight packaging, and packaging recycling.

我們始終遵守國內外產品包裝相關的法律法規，並參考行業最高標準，通過包裝綠色化、包裝輕量化及包裝循環利用等措施減少包裝材料的使用。

- Restrict the use of plastic, cardboard, paper, and other materials for product packaging and storage.
- 限制使用塑料、紙板、紙張及其他材料進行產品包裝及儲存。
- Provide consumers with the option to purchase biodegradable, recyclable packaging and carry bags with eco-friendly labels.
- 提供可降解、可回收、具環保標識的包裝及手提袋供消費者有償使用。
- In our products, we develop and incorporate environmental elements, such as using recycled materials.
- 在我們銷售的產品中開發及融入環保元素，例如使用回收材料。
- Adopt a strict recycling policy to ensure proper recycling of materials used and disposed of in our store operations. Currently, we have initiated a nationwide recycling program for paper boxes, with dedicated vehicles for recycling standard store bins, achieving a recovery rate of no less than 90%.
- 採取嚴格的回收政策，以確保妥善回收門店運營所使用及排放的材料；目前，我們已在全國門店開展紙箱回收，專車回收門店標準箱，回收率不低於 90%。

Within our TOP TOY brand, we use recyclable plastics for product packaging. Meanwhile, we also actively encourage our suppliers to choose materials certified by the FSC. We are committed to optimizing the use of inner packaging boxes, and minimizing material consumption while ensuring the durability of our product designs. Additionally, we avoid the use of hot melt adhesive and shrinkable film materials in our products, and use 100% RoHS-compliant inks approved by the EU to reduce environmental impact.

我們 TOP TOY 品牌的產品包裝均採用可回收塑料。同時，我們也積極倡導供應商選擇獲得 FSC 認證的原材料。我們致力於優化包裝內盒的使用，在保證產品設計耐破性的前提下盡可能減少材料消耗。此外，我們在產品中盡量避免使用熱熔膠和熱縮膜材料，並 100% 使用通過歐盟 RoHS 檢測的油墨，以減少對環境的影響。

We believe that replacing non-degradable single-use plastics with more easily recyclable materials is a key measure in promoting environmentally friendly packaging. In response to the increasingly stringent plastic packaging regulations in our various business operation regions, we plan to update our products in the categories of disposable plastic (including trays, cups, straws, etc.) and cotton swabs, by gradually substituting them with non-disposable plastic alternatives.

我們認爲，用更容易回收利用的材料替換難以降解的一次性塑料是推動包裝環保化的重要措施。針對各業務運營地日漸加强的塑料包裝管控，我們計劃對一次性塑料（盤、杯、吸管等）和棉簽品類的產品進行更新，逐步替換成非一次性塑料製品。

As of the end of the Reporting Period, we have achieved the result of replacing disposable plastics with paper in **34** SKUs, an increase of **9** SKUs compared to the previous reporting period.

截至報告期末，我們已在 **34** 個 SKU 產品中實現用紙替代一次性塑料的成果，較上一報告期增加 **9** 款。

Electronic Receipts Empowered Green Consumption
電子小票，助力綠色消費

The widespread use of paper receipts has led to a significant wastage of resources, particularly in the consumer goods industry. Paper receipts contain a large amount of information, which makes them long and inconvenient to handle and increases paper consumption, leading to environmental harm. To address this issue, electronic receipts offer an environmentally friendly alternative that is easy to store and retrieve and helps in consumer tracking and after-sales service.

紙質小票的大量使用已經成為了資源的一種浪費，尤其是在消費品行業中，小票通常包含大量信息，而且紙張較長，這不僅增加了紙張的消耗，也對環境產生了破壞。電子小票作為一種更為環保的替代方案，可以輕松存儲和查詢，同時也使得消費追溯和售後服務變得更加便捷。

Consequently, MINISO advocates the use of electronic receipts in our domestic stores, providing them to customers by default unless a specific request is made for a paper receipt. We are committed to offering consumers a new, lower carbon footprint choice and facilitating green consumption practices. In doing so, we subtly promote the philosophy of green consumption and help shape habits of low-carbon living among our customers.

因此，名創優品在國內門店鼓勵顧客使用電子小票，除非顧客有特別需求，我們默認向顧客提供電子小票。我們希望為消費者提供更加低碳環保的新選擇，為綠色消費行為提供更為便捷的渠道，在潛移默化中向消費者傳遞綠色消費理念、塑造低碳生活習慣。


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Publicity Guide for Electronic Receipts in the Store
電子小票門店宣傳指引

Packaging Reduction in Food and Cosmetics Products
食品及化妝品產品包裝減量化

In accordance with the *Restrictions on Excessive Packaging of Food and Cosmetics (GB 23350-2021)*, we conducted a comprehensive optimization assessment of the packaging for snacks and cosmetics. Firstly, we strictly adhere to the limitations on packaging materials, controlling aspects such as packaging void ratio, number of packaging layers, and packaging costs during the product development phase to ensure compliance with packaging requirements. Simultaneously, we actively promote lightweight packaging, confirming and upgrading the packaging for over 100 SKUs during the Reporting Period. Additionally, we reduce packaging costs and environmental impact by adopting minimalist designs and minimizing unnecessary decorative elements.

我們依據《限制商品過度包裝要求食品和化妝品》（GB 23350-2021），對休閒零食和化妝品包裝進行了全面優化評估。首先，我們嚴格遵守包裝材料使用限制，在產品開發階段即進行包裝空隙率、包裝層數、包裝成本等方面的管控，確保產品符合包裝要求。同時，我們也積極推廣輕量化包裝，在報告期內對100餘個SKU進行包裝確認和升級。此外，我們也通過採用簡約設計、減少不必要的裝飾元素等方式降低包裝成本並減少對環境的影響。

Applying Biodegradable Non-Woven Materials to Products
將可降解非織造材料應用於產品

In recent years, non-woven materials have flourished in the field of disposable sanitary products. Various disposable wipes and dry towels are gradually replacing conventional towel products, becoming emerging products used in wiping, skincare, cleaning care, travel, and other scenarios. MINISO is deeply concerned about issues such as white pollution and microplastics. During the Reporting Period, we collaborated with high-quality suppliers, the Nonwovens Green Alliance, and the National Inspection Group to obtain biodegradable certifications for facial cloths, compressed towels, and disposable bath towels, successfully acquiring certification certificates for these products. This not only promotes high-quality development in the green, sustainable, and low-carbon environmental protection fields across the industry but also spreads the concept of environmental protection and low-carbon to every consumer.

近年來，非織造材料在一次性衛生用品領域蓬勃發展，各類一次性柔巾、乾巾等產品逐步替代常規毛巾類產品，成為應用於擦拭、潔膚、清潔護理、旅行出差等多個場景的新興產品。名創優品十分關注白色污染、微塑膠等環境問題。在報告期內，我們聯合優質供應商、非織綠盟及國檢集團對洗臉巾、壓縮毛巾、一次性浴巾進行可降解認證，並成功取得認證證書應用於產品。此舉不但能推動全行業在綠色可持續和低碳環保領域高品質發展，同時也把環保低碳理念傳播給每位消費者。

Turning "Waste" into Treasure by Using Recycled PET Bottles to Make Plush Toys
變「廢」爲寶，使用回收的 PET 塑料瓶製作毛絨公仔

MINISO continuously explores and innovates in green products, utilizing sustainable materials in our product offerings to promote material recycling and reduce resource consumption from the source. In 2023, we launched ECO-friendly plush toys, which are made from recycled PET plastic bottles. The bottles undergo a series of specialized processes including sterilization, cleaning, shredding, blending, drying, melting, and extrusion to create yarn and cotton, which are then used as raw materials to craft a complete plush toy. Our ECO-friendly plush toys have all been certified by the Global Recycled Standard (GRS). GRS Authentication Certificate ensures that our products meet the standards for recycled content, social and environmental practices, and chemical restrictions.

名創優品不斷探索創新綠色產品，我們在銷售的產品中使用可持續的材料，促進材料的循環回收利用，以實現從源頭減少資源消耗。2023年，我們推出了 ECO 環保材質毛絨公仔，將回收的 PET 塑料瓶通過消毒清洗、粉碎、混合、乾燥、熔融、擠出等一系列特殊工序，製成纖綫和棉花，最後再將此作爲原材料製作一隻完整的毛絨公仔。我們推出的 ECO 環保材質毛絨公仔均獲得了全球回收標準（「GRS」）的認證。GRS 認證證書確保我們的產品達到了回收物、社會與環境保護措施以及化學物質限制的標準。

Depending on the size of the plush toys, the production of each ECO-friendly plush toy requires approximately 2.5 to 360 plastic water bottles.

根據不同公仔的尺寸大小，製作每只 ECO 環保材質公仔大約需要 2.5 至 360 個塑料水瓶。



Recycling PET Plastic Bottles: The bottles are collected, cleaned, and processed to create the raw materials needed for the plush toys.
回收 PET 塑料瓶：收集、清潔並處理瓶子，以製造毛絨玩具所需的原材料。
Creating Yarn and Cotton: The recycled PET is transformed into yarn and cotton through a series of manufacturing steps.
製作紗線和棉：通過一系列生產步驟，將回收的 PET 轉化為紗線和棉。
Crafting the Plush Toys: The plush toys are created using recycled materials.
製作毛絨娃娃：使用回收材料製作成毛絨玩具。
ECO-FRIENDLY
ECO
LOVE THE EARTH
Global Recycled Standard

Production Process of Eco-friendly Plush Toys
ECO 環保材質公仔製作流程

More Environment-Protective and Lighter Product Packaging Materials
更綠色化、輕量化的產品包裝材料

MINISO focuses on continuous packaging optimization by improving design, optimizing size and structure, and making materials lighter and greener. Without compromising the consumer experience, we strive to create more environmentally friendly products that reduce resource consumption and waste. We have conducted packaging reduction assessments for over 3,000 SKUs and taking into account consumer experience and relevant regulatory requirements, have implemented lightweight packaging transformations for certain products.

名創優品從設計改良、尺寸結構優化和材料輕量化與綠色化等方面著手，持續對包裝進行優化。在不影響消費者體驗的基礎上，我們努力打造更環保的產品，減少資源的消耗與浪費。我們已對超過 3,000 個 SKU 開展包裝減量評估，在考慮消費者體驗及相關法規要求後，針對部分產品進行了包裝輕量化改造。

For instance, we have upgraded the outer packaging and materials of our data line products to be greener and more lightweight. The upgraded data line products now feature the following characteristics:

如我們對數據綫產品的外包裝和材料進行了綠色化、輕量化的改造升級，改造升級後的數據綫產品外包裝具有以下特點：

More Environmentally Friendly Component Materials:
組成材料更環保：

- The plain paper, PE film, and bone tape we use are non-toxic, recyclable, biodegradable, and do not produce harmful gases or pollute the atmosphere when burned. All these materials have passed environmental tests conducted by authoritative institutions such as SGS.

- 我們采用的平紙、PE 膜、骨帶等具有無毒無害、可回收、可降解、燃燒時不產生毒氣及不污染大氣的環保屬性，並且均通過 SGS 等權威機構的環境檢測。

- In terms of product printing inks, we utilize eco-friendly resins and solvents that are non-toxic, harmless, and free of harmful heavy metal components.

- 在產品的印刷油墨上，我們采用無毒、無害、不含重金屬有害成分的環保樹脂和溶劑。

Lightweight Packaging Materials:
包裝材料輕量化：

- We have replaced the standard blister pack and cardboard materials in our original packaging with lighter alternatives, reducing the weight of each product by 25 grams (representing an 80% reduction in weight compared to the previous packaging). With an estimated annual shipment of approximately 1 million units, this change is expected to result in a saving of 25 tons of packaging material each year.

- 我們替換了原有包裝中的普通吸塑及卡紙材料，使單個產品減重 25 克（重量相比原包裝減少 80%）。以每年出貨約 100 萬件計算，預計每年可減少 25 噸的包裝材料使用。


66W | 6A
SUPER FAST
TYPE-C
2m
12W | 2.4A
DURABLE
MICRO
2m

Comparison of Product Packaging Before and After Greening and Lightweight Transformation
產品包裝綠色化、輕量化改造前後對比

Green Operations
綠色運營

Management Concept

MINISO has always adhered to the operational concept of being green, low-carbon, and sustainable development. While consistently enhancing our operational efficiency, we strive to refine our internal management systems to optimize resource utilization across multiple dimensions, reduce waste emissions and promote green office practices, thereby contributing to the construction of a resource-conserving and environmentally friendly society.

管理理念

名創優品始終堅持綠色低碳和可持續發展的運營理念。我們在不斷提高自身運營效率的同時，通過持續完善內部管理制度多維度地提升資源使用效率，減少廢弃物排放，推動綠色辦公，以促進資源節約型及環境友好型社會建設。

Management Policy

We strictly adhere to the *Environmental Protection Law of the People's Republic of China* and the *Energy Conservation Law of the People's Republic of China*, along with other relevant laws, regulations, and industry standards. We continuously refine our environmental and resource management systems and integrate them into our internal policies and initiatives, such as the *Management Regulations for Taking Taxi*, the *Domestic Business Travel Management Policy*, and the *Norms for Switching Lights of MINISO*. By doing so, we deeply embed the principles of green, low-carbon, and sustainable practices into our company's operations.

管理政策

我們嚴格遵守《中華人民共和國環境保護法》及《中華人民共和國節約能源法》等相關法律法規及行業規範，不斷完善環境及資源管理體系，應用於內部規章制度與倡議，如《企業打車管理規定》、《國內出差管理製度》及《名創優品開關燈規範》等，將綠色、低碳、可持續的理念深度融入企業自身運營中。

Management Practice

管理實踐

Resource Management

資源管理

Our Goals
我們的目標

Moving forward, we are committed to maintaining the electricity consumption per million RMB of revenue in office areas at the level of the 2022 fiscal year, which is approximately 230 KWh (Reporting Period: 129.07). On the basis of achieving the target, the electricity consumption intensity in the office area during this Reporting Period has been reduced by 43.9% compared to the baseline year.

未來，我們致力實現辦公區域人民幣每百萬元收入用電量穩定在 2022 財年的水平，即约 230 千瓦時（報告期：129.07）。在達成該目標的基礎上，本報告期辦公區域用電强度較基準年減少 43.9%。

In the future, we will focus on enhancing water use efficiency and are committed to keeping the annual water loss rate below 1% (Reporting Period: less than 1%).

未來，我們將著力提升用水效率，致力於將年度漏損率控制在 1% 以內（報告期：<1%）。

MINISO places a high priority on energy conservation, emission reduction, and water resource utilization. We have implemented targeted electrical and water usage control measures in office areas, retail stores, and logistics warehouses to further strengthen our resource management capabilities and uphold the principles of conserving electricity and water.

名創優品高度關注節能減排與水資源使用，我們在辦公區域、零售門店和物流倉庫等區域都采取了有針對性的用電及用水管控措施，進一步强化我們的資源管理水平，貫徹節約用電、節約用水的理念。

We advocate for employees to conserve resources and adopt low-carbon commuting methods, focusing on energy saving, emission reduction, and a low-carbon lifestyle in their daily work routine. Through practical actions, we embody the principles of green and sustainable development and enhance the efficiency of resource use. To assess the effectiveness of our energy-saving efforts, we use the amount of kilowatt-hours required per million RMB of revenue as a monitoring indicator.

我們倡導僱員節約資源、低碳出行，在日常通勤及辦公中注重節能減排、低碳生活，以實際行動踐行綠色可持續發展理念，提高資源使用效率。為評估我們節能工作的有效性，我們使用人民幣每百萬元收入所需千瓦時作爲監測指標。

Office Areas
行政區域

- Low-carbon Transportation

  We aim to maximize the use of video conferencing to replace some business travel. During business travel, we recommend prioritizing public transportation. When multiple individuals are traveling to the same or nearby destinations, carpooling should be considered whenever possible.

- 低碳出行

  盡可能使用視頻會議代替部分差旅出行；差旅期間建議優先乘坐公共交通工具，多人出行至同一地點或相近目的地時應儘量選擇拼車前往。

- Paperless Office

  We promote digital and paperless processes, including online stamps and approval systems, to minimize paper usage and work towards a paperless office environment.

- 無紙化辦公

  推行數字化及無紙化流程，如線上用章、線上系統審批等，減少紙張的使用量並逐步實現無紙化辦公。

- Resource Saving

  We undertake energy-saving technological renovations to strive for the complete replacement of energy-efficient lighting and water-saving fixtures. We implement the "switch off when not in use" policy, advocating for employees to turn off the power of office equipment when leaving, to prevent energy waste.

- 節約資源

  進行節能技術改造，爭取全面完成節能燈具和節水型器具的更換; 落實「人走電斷」措施，倡議僱員離開時關閉辦公設備電源，避免能源浪費。

- Individual Environmental Protection Awareness

  We have initiated the *Safe Office, Low-Carbon Living Initiative*, advocating through promotional activities and social media posts for employees to reject wastefulness and to use resources to their fullest potential. By integrating employee, corporate, and social environmental responsibilities, we strive to create value for a broader range of stakeholders.

- 個人環保意識

  開展《安全辦公低碳生活倡議》，並通過宣傳活動及推文介紹，倡導僱員拒絕浪費、物盡其用，將僱員責任、企業責任與社會環境責任相結合，爲更多的利益相關方創造價值。

- Recycling

  We have established "MINI SHARE" stations for the sharing of stationery and recycling corners for idle office supplies, discarded paper, and magazines. Additionally, we have set up a secondary paper recycling station to recover single-sided printed sheets for reuse.

- 循環利用

  設立「MINI SHARE」文具共享站和循環物品回收站，循環回收閑置辦公用品、廢弃紙張和雜誌等物品；設立二次紙張回收站以回收單面打印紙張進行重複利用。

- Simple Meetings

  We share promotional materials and meeting materials online and plan meetings based on the principle of reuse and recycling.

- 樸素會議

  於線上共享宣傳材料及會議物料等文件，並以循環利用爲原則進行會議策劃。

Retail Stores
零售門店

- High-Efficiency Energy-Saving Lamps

  All of the directly-operated stores have replaced their lighting with high-efficiency LED energy-saving fixtures. While maintaining the same level of illumination, the density of light fixtures has been reduced from 0.8 units per square meter to 1.2 units per square meter.

- 高效節能燈具

  公司直營門店均更換並使用高效 LED 節能燈具，在保持同樣照明亮度的情況下燈具使用密度由0.8個 / 平方米降低至1.2 個 / 平方米。

- Standardized Use of Air Conditioners

  We have set air conditioning usage times, temperature settings, and fan speeds for different seasons to enhance energy efficiency.

- 規範空調使用

  規定不同季節空調的使用時間、設定溫度以及運行風速，從而提高能源使用效率。

- Formulate the *Code for the Use of Construction Electricity*

  We implement standardized electrical management during the construction of new retail stores.

- 制定《施工用電使用規範》

  對新門店施工過程中的用電進行規範化管理。

Logistics Warehouse
物流倉庫

- Clarify Responsibility

  We explicitly designate the user departments as the responsible entities for electrical appliances and lighting in offices, warehouses, and various office areas.

- 明確責任

  明確使用部門作爲責任人，對辦公室、倉庫和各辦公區域的電器、燈具等負責。

- Flexible Use of Lights

  We advocate using partial or full lighting when overcast skies or fading daylight affect distribution operations, and turning off lights when ample sunlight is present.

- 靈活用燈

  提倡在陰天或天色變暗影響配貨操作時采用部分開啓或全部開啓照明，在日照光綫充足時關閉照明燈光。

- Lights Off When Unoccupied

  At the end of the workday, the responsible person should check if the electrical appliances and lighting in their assigned area are turned off, ensuring that only necessary lighting remains on and practicing the principle of "Lights Off When Unoccupied" in other areas.

- 人走燈滅

  下班時相應責任人應檢查所負責區城內的電器、燈具等是否關閉，只保留必要區城的燈具照明，其他區域做到「人走燈滅」。

- Regular Inspections

  Regular monthly inspections are conducted to identify and address any abnormal conditions in warehouse electricity usage.

- 定期巡查

  每月定期進行用電檢查，排查倉庫用電是否存在异常情況。

- Recycling

  We maximize the recycling of warehouse cargo cartons, ensuring each box is used 5-6 times. For cartons and discarded stretch film that cannot be reused, we adopt a unified treatment method for proper management and recycling of these materials to reduce waste.

- 循環利用

  最大化倉庫貨物紙箱的循環利用，確保每個紙箱都能得到 5-6 次的使用；對於無法再次使用的紙箱和廢棄的拉伸膜，采取統一的處理方式妥善管理和回收這些材料以減少浪費。

Additionally, we recognize the importance of water resource management in conserving water usage. In our daily business operations, we implement various water-saving measures to reduce water consumption including regular inspections for leaks in pipes and faucets. At the same time, we utilize smart devices for the scientific management of water resources, such as employing energy-efficient floor cleaning machines in logistics warehouses to replace manual water usage for mopping floors.

此外，我們深知水資源管理對節約用水的重要性。在日常業務運營中，我們采取多項節水措施以減少水資源消耗，包括定期檢查水管和水龍頭有無跑冒滴漏現象。同時，我們利用智能化設備對水資源的利用進行科學管理，如在物流倉庫采用節能洗地機代替人爲用水澆灑地面等。

Electricity Consumption per million RMB of revenue (KWh/per million RMB of revenue)
人民幣每百萬元收入用電量（千瓦時 / 人民幣每百萬元收入）

Category 類別	FY2019[1] 2019 財年 [1]	FY2020[1] 2020 財年 [1]	FY2021[1] 2021 財年 [1]	FY2022[1] 2022 財年 [1]	FY2023[1] 2023 財年 [1]	The Reporting Period[2] 本報告期 [2]
Administrative Offices 行政辦公	324.7	293.3	281.5	230.5	104.3	129.07
Stores 門店	Undisclosed 未披露	Undisclosed 未披露	Undisclosed 未披露	849.9	632.1	260.41
Warehouses 倉庫	Undisclosed 未披露	Undisclosed 未披露	Undisclosed 未披露	185.2	216.6	325.57

[1] For the twelve months from July 1 of the current year to June 30 of the following year

[2] For the six months from July 1, 2023 to December 31, 2023

[1] 於當年 7 月 1 日至翌年 6 月 30 日止十二個月期間

[2] 於 2023 年 7 月 1 日至 2023 年 12 月 31 日止六個月期間



Emissions and Waste Management

排放物與廢弃物管理

Our Goals
我們的目標

Moving forward, we will ensure a 100% compliant recycling rate for hazardous waste and 100% standard-compliant wastewater discharge.

未來，我們將確保有害廢棄物合規回收率100%，污水 100% 達標排放。

The emissions involved by our company mainly include exhaust gases from company vehicles and waste such as spent light bulbs, used printer cartridges, and ink cartridges generated during office operations, as well as domestic and kitchen waste produced at office premises. We strictly adhere to local regulations regarding the management and classification of emissions and waste, ensuring the compliant management and disposal of pollutants and waste in our operational processes.

本公司涉及的排放物主要包括公司車輛使用過程中排放的廢氣，辦公運營過程中產生的廢燈管、廢打印機硒鼓及墨盒等廢弃物，辦公場所產生的生活及厨餘垃圾等。我們嚴格遵守各地區有關排放物及廢弃物管理分類的相關管控條例，對運營過程中的污染物和廢棄物進行合規管理和處置。

For Hazardous Waste
針對有害廢棄物

We will collect, safely store, and manage these items separately before handing them over to qualified professional third parties for unified treatment, with a focus on controlling and supervising the recycling and disposal of hazardous waste.

我們會單獨收集並進行安全存放和管理，再交由具備資質的專業第三方進行統一處理，重點控制及監督有害廢弃物的回收處理情況。

For Non-hazardous Waste
針對無害廢棄物

Separate collection will be made and the non-hazardous waste will be handed over to external designated organizations for recycling.

我們會分類收集並將無害廢棄物交由外部指定機構進行回收再利用。

Additionally, we actively guide and urge our employees to practice waste segregation in office areas. Through initiatives such as promoting waste segregation in the workplace, posting educational posters on waste classification, and increasing the number of categorized trash bins on each floor, we fully engage our employees' proactive participation in waste management, thereby motivating them to actively implement waste segregation.

此外，我們也積極引導和敦促僱員在辦公區域進行垃圾分類，通過開展辦公區域垃圾分類普及、張貼垃圾分類宣傳海報、增加各樓層分類垃圾桶數量的方式，充分調動僱員對於垃圾分類管理工作的主觀能動性，驅動僱員積極落實垃圾分類。

Biodiversity Conservation

生物多樣性保護

Biodiversity is crucial to human well-being, and we uphold the principle of harmonious coexistence between humans and nature in our business operations. Although our business activities have a minimal impact on the environment and natural resources, we are committed to identifying and managing the potential negative effects on biodiversity and ecosystems in accordance with global biodiversity conservation goals and the *Chinese Programme for Natural Protection*. While maintaining the robust operation of our business, we strive to minimize the environmental and ecological impact of our company's operations, and we implement the principles of ecological priority and green development.

生物多樣性關係人類福祉，我們在業務運營過程中秉承人與自然和諧共生的理念。儘管我們的業務對環境和天然資源的影響較小，但我們承諾依據全球生物多樣性保護目標和《中華人民共和國自然保護綱要》，加强識別和管理業務活動對生物多樣性和生態系統產生的潛在負面影響。在維持業務穩健運營的同時，盡可能地減少公司運營對環境和生態的影響，貫徹落實生態優先和綠色發展的理念。

Furthermore, we actively organize and participate in activities to protect biodiversity. We call upon all stakeholders to respect, comply with, and protect nature, jointly building a healthy biological ecosystem with practical actions. With a sense of responsibility and commitment, we contribute our part to the conservation of biodiversity.

此外，我們積極組織並參與保護生物多樣性活動，呼籲各利益相關方尊重自然、順應自然和保護自然，以實際行動共建「健康生態圈」，以應有的責任和擔當，爲保護生物多樣性貢獻自己的一份力量。

During the Reporting Period, we **have not experienced** any incidents that have caused significant pollution or impact on the environment or negative effects on biodiversity.

報告期內，我們**未發生**對環境造成重大污染和影響以及對生物多樣性產生負面影響的事件。


DUNDUN
CHEER UP
MINI SO
名创 优品
MINI SO
名创 优品

Caring for Public Welfare to Share Happiness

熱心公益 傳遞美好時刻

We consistently uphold our commitment to actively engage in public welfare and charity, taking on the responsibilities and duties of corporate citizenship, and continuously delivering positive energy to consumers, partners, and society. Since our establishment, we have focused on five key charitable themes: "children", "women", "critical illnesses", "disasters" and "pets" , proactively advancing the implementation of various public welfare projects. As we continuously refine our public welfare model, we fully capitalize on our brand's youthful edge, joining hands with social communities to build a new public welfare ecosystem.

我們始終不忘初心，積極參與公益慈善事業，承擔企業公民的責任和義務，不斷爲消費者、合作夥伴乃至社會傳遞正能量。自成立以來，我們圍繞「兒童」、「女性」、「重疾」、「災害」和「小動物」五大公益主題，積極推動多項公益項目的落地。在不斷優化公益模式的過程中，我們充分發揮品牌年輕化的優勢，攜手各界力量共同構建公益新生態。

Material Topic in This Section

- Public Welfare and Charity

本章節重要性議題

- 公益慈善

Response to the SDGs

回應的 SDGs


她友力
RED POWER

Innovative Charity Programs
創新公益項目

We are dedicated to supporting and participating in social responsibility projects that align with our values, focusing on providing practical assistance to children, women, and individuals affected by critical illnesses, disasters, and pets. In recent years, we have increased our investment in resources to more effectively help those in need to face challenges. Additionally, we continue to commit to carrying out charitable activities, working with global partners to build a new charitable system.

我們致力於支持和參與符合我們價值觀的社會責任項目，專注於爲兒童、婦女以及受嚴重疾病、災難影響的人士及小動物提供實際幫助。近年，我們增加了資源投入，以更有效地協助有需要的人群應對挑戰。此外，我們還持續致力於實踐公益活動，以與全球合作夥伴共同構建新的慈善體系。

MINISO "RED POWER" Charity Program
名創優品「她友力」公益項目

In September 2023, MINISO's "RED POWER" charity program reached Tianshui, Gansu Province, to make a charitable donation to four schools: Baijiawan Nine-Year School in Baijiawan Village of Gangu County, Xiping Junior High School in Gangu County, Baliwan Junior High School in Gangu County, and Dazhuang Junior High School in Gangu County. For the first time, MINISO collaborated with TOP TOY, PLUCK, Grain Rain, and several other brands to jointly donate living and educational supplies worth over RMB520,000, and provide courses on adolescent health and hygiene, actively advocating for the popularization of female menstrual health knowledge.

2023 年 9 月，名創優品「她友力」公益項目走進甘肅省天水市，爲甘谷縣白家灣鄉白家灣九年制學校、甘穀縣西坪初級中學、甘穀縣八裏灣初級中學、甘谷縣大莊初級中學四所學校進行愛心捐贈。名創優品首次聯動 TOP TOY、摘星閣、穀雨等多個品牌，共同爲學校捐贈價值超人民幣 52 萬元的生活教育物資，並提供青春期健康衛生知識相關課程，積極倡導女性生理期健康衛生知識的科普。

In November 2023, MINISO partnered with the China Charities Aid Foundation for Children to carry out the "RED POWER" charity program in Kaili, Guizhou. MINISO donated living and educational supplies, including sanitary pads and winter study kits, to over 1,000 students across two schools, with a total value of over RMB200,000, to meet the students' needs in life and learning. The "RED POWER" project focuses on women's menstrual health and provides considerate care for adolescent girls in developing regions. In addition to material support, the program also launched female physiology classes in the two schools, aiming to help girls gain a comprehensive understanding of essential menstrual hygiene knowledge and better navigate their growth phase.

2023 年 11 月，名創優品攜手中華少年兒童慈善救助基金會走進貴州凱裏開展「她友力」公益項目。名創優品爲兩所學校合計超 1,000 名學生捐贈了包含衛生巾和冬日學習禮包等生活教育物資，總價值超過人民幣 20 萬元，以滿足學生在生活、學習上的需求。「她友力」關注女性生理衛生健康，爲發展中地區的青春期女孩提供貼心呵護。除了實物支持，本次活動也爲兩所學校開展了女性生理知識課堂，旨在讓女孩們更全面地瞭解必要的生理衛生知識，幫助她們更好地度過成長的階段。


2023名创优品“她友力”暨公益捐赠走进甘肃天水
她友力
MINISO's "RED POWER" in Tianshui, Gansu
名創優品「她友力」走進甘肅天水


人本 和谐 求实 创新
中华儿慈会“她友力”暨名创优品公益捐赠走进凯里
MINISO's "RED POWER" in Kaili, Guizhou
名創優品「她友力」在貴州凱裏

MINISO Established the "MINISO Pet Protection Foundation"
名创优品成立「名创优品小動物保护公益基金」

In December 2023, MINISO, in collaboration with the Beijing Loving Animals Foundation, established the "MINISO Pet Protection Foundation". With professional, caring, and coexistence public welfare philosophy and actions, the fund aims to convey scientific concepts of animal protection, reshape the relationship between humans and animals, create harmonious community ecological relationships, and deliver a positive and energetic lifestyle to society.

2023 年 12 月，名創優品携手北京愛它動物保護公益基金會成立「名創優品小動物保護公益基金」，以專業、關愛、共生的公益理念和行動，傳遞科學的小動物保護觀念，重塑人與小動物之間的關係，打造和諧的社區生態關係，向社會傳遞積極正能量的生活方式。

MINISO will donate RMB10 million for various pet protection public welfare projects, including legal education, scientific rescue of stray animals, youth education and advocacy, and targeted training of search and rescue dogs. This donation represents the highest amount contributed by a single enterprise in the field of companion animal protection in China. Part of the charity fund is planned to be invested in the "Targeted Training of Search and Rescue Dogs" program, dedicated to training stray dogs to participate in earthquake relief and national emergency management rescue operations, marking a new attempt in domestic stray animal protection work.

名創優品將捐贈人民幣 1,000 萬元用於普法宣傳、流浪動物科學救助 、青少年教育與倡導、搜救犬定向培養等多個小動物保護公益項目。這一捐贈金額爲中國伴侶動物保護公益領域由單一企業捐贈設立的最高金額。其中，我們計劃將部分公益基金投入到「搜救犬定向培訓」中，致力於將流浪狗訓練成可以參與到抗震救災及國家應急管理救援行動的搜救犬，這也是國內流浪動物保護工作的一次新嘗試。

In August and December 2023, we organized two "Anti-Animal Abuse Charity Legal Promotion Exhibitions" in Guangzhou and Shanghai, respectively. Leveraging the power of public welfare, we aimed to educate the public about laws against animal abuse. Through the exhibition and a series of toy charity bazaars, we strived to spread awareness about laws against animal abuse and donated RMB205,000 for the scientific rescue and protection of stray animals. Additionally, during the exhibition in Shanghai, we launched a campaign to recycle old plush toys, transforming them into warm shelters to help stray animals survive the winter. This innovative public welfare initiative helped to break the ice with young participants and encouraged more people to join public welfare activities.

2023 年 8 月和 12 月，我們分别在廣州和上海開展了兩場「反虐待動物公益普法展」主題公益展，借助公益的力量向公衆普及反虐待動物的相關法律。通過在廣州的主題公益展及公仔義賣系列活動，我們努力向公衆普及反虐待動物的相關法律，同時捐出人民幣 20.5 萬元用於流浪動物的科學救助及保護。此外，在上海的主題公益展中，我們還推出回收舊毛絨玩具的活動，用陳舊的毛絨玩具改造出幫助流浪小動物過冬的窩，通過這種創新的公益形式與參展年輕人「破冰」，從而號召更多人加入公益活動。



Toy Charity Bazaar
公仔義賣活動



Anti-Animal Abuse Charity Legal Promotion Exhibition
反虐待動物公益普法展

Focus on Social Demands
關注社會需求

Encouraging Volunteerism

We encourage our employees to actively participate in volunteer work, community welfare programs, and volunteer services, providing support and assistance to groups in need within their capabilities and collectively passing on love and care. To this end, we have established a star-rating and point management system to reward employees who participate in volunteer service activities with cumulative point incentives.

鼓勵志願服務

我們鼓勵僱員積極參與志願者工作、參與社區公益和志願服務行動，向有需要的群體提供力所能及的支持與幫助，共同傳遞大愛。爲此，我們制定了評星定級積分管理辦法，對參加志願服務活動的僱員進行累計加分獎勵。

MINISO and Guangzhou Tree of Life Disabilities Innovation Center Helped People with Disabilities for Vocational Exploration and Practice
名創優品携手合木創新中心助力残障人士职业探索实践

To further assist visually impaired individuals in expanding their career horizons, MINISO partnered with the Guangzhou Tree of Life Disabilities Innovation Center to conduct a series of vocational exploration practice public welfare activities focused on the visually impaired. The three-month-long initiative included a charity market, "Store Staff for a Day" training, a pop-up store internship and other activities, all designed to aid visually impaired individuals in exploring career opportunities.

In July 2023, MINISO organized a visit for visually impaired participants from the Guangzhou Tree of Life Disabilities Innovation Center Employment Training Camp to our headquarters in Guangzhou, allowing the students to deeply experience the working environment and corporate culture of MINISO.

Additionally, we introduced the first "Store Staff Vocational Exploration for a Day", offering three visually impaired students the opportunity to be the "pioneers" in an internship training program at our Guangzhou flagship store. Through intensive training and practical exercises, they were able to first-hand experience the daily tasks of retail sales associates.

爲進一步幫助視障人士開拓職業視野，名創優品携手廣州市合木殘障公益創新中心開展了一系列關注視障人士的職業探索實踐公益活動。活動歷時三個月，其中包含公益市集、「一日店員」培訓、快閃店實習等活動，幫助視障人進行職業探索。

2023 年 7 月，名創優品組織合木殘障公益創新中心殘障創新就業訓練營的視障學員參觀了我們位於廣州的集團總部，讓學員們深度體驗名創優品的工作環境與文化氛圍。

此外，我們還推出首場「一日店員職業探索體驗」，讓三位視障學員有機會成為參與廣州旗艦店實習培訓的「排頭兵」，通過高密度培訓與實戰演練，親身感受零售行業門店營業員的日常工作內容。

On September 5, "International Charity Day", MINISO organized the "Fancy Fragrance, Good Things Happen" Master Floral Diffuser Pop-Up Event in the Beijing Road commercial district of Guangzhou. Several visually impaired participants from the training camp deeply participated in the event as sales staff of the pop-up store.

9月5日「國際慈善日」之際，名創優品在廣州北京路商圈舉辦了「花式上香·好事花生」大師花藝香熏快閃活動，來自訓練營的多位視障學員以快閃活動銷售人員的身份，深度參與了此次活動。

The collaboration between MINISO and the Guangzhou Tree of Life Disabilities Innovation Center not only broadens the scope and depth of the brand's public welfare efforts but also signifies the promotion of a more inclusive and equal societal progress. This three-month professional journey for the visually impaired students is not only about acquiring concrete skills but also a valuable voyage to help them build vocational confidence and clarify their career plans.

名創優品與合木創新中心的合作不僅拓寬了品牌公益的廣度與深度，更標志着一個更包容、平等的社會進程的推動。這場為期三個月的職業之旅對於視障學員而言不僅是一個個具體的技能點，更是一趟幫助他們樹立職業自信、明晰職業規劃的珍貴旅程。


合木创新中心 走进名创优品
重塑DNA残障创新就业训练营

Participants of Disability Innovation Employment Training Camp Visited the Headquarters of MINISO Group
殘障創新就業訓練營學員參觀名創優品集團總部



Visually Impaired Participants Were Involved in Floral Diffuser Pop-Up Event
殘障學員們參與名創優品花藝香熏快閃活動

Contributing to Community Building

助力社區建設

We actively participate in social welfare activities and collaborate with governments and other organizations. By continuously exploring public welfare models, we work with all social communities to build a new public welfare ecosystem, awakening the broader community to contribute love and positive energy to society, and fulfilling our corporate social responsibilities. At the same time, we also actively participate in disaster relief and reconstruction activities by donating funds and materials, providing personnel and material support to affected areas, and conveying love and positive energy.

我們積極參與社會公益活動，並與政府等各方單位合作，通過不斷探索公益模式，與各界共建公益新生態，喚醒社會大衆爲社會貢獻愛心和正能量，踐行企業社會責任。同時，我們也熱心參與救災重建活動，積極捐款捐物，爲受災地區提供人員和物資支持，傳遞愛心和正能量。

MINISO's Aid to Gansu Earthquake-Stricken Area
名創優品馳援甘肅地震災區

On December 18, 2023, a 6.2 magnitude earthquake struck Jishishan County in Linxia Prefecture, Gansu. MINISO immediately activated its emergency response measures and donated 5,000 boxes of emergency supplies worth a total of RMB177,000 through the Chinese Red Cross Foundation. The supplies, including water, heating pads, hot water bottles, blankets, sanitary pads, and food, were urgently sent to the disaster area to support the Gansu earthquake relief efforts.

2023 年 12 月 18 日，甘肅臨夏州積石山縣發生 6.2 級地震。名創優品第一時間啓動應急響應措施，通過中國紅十字基金會捐贈總價值人民幣 17.7 萬元的 5,000 箱應急物資，把水、暖寶寶、暖水袋、毛毯、衛生巾、食品等禦寒和生活用品緊急運往災區，馳援甘肅抗震救災。


MINI SO
名创优品
情暖甘肃
共渡难关
名创优品集团捐赠5000箱物资
紧急驰援甘肃受灾地区
Gansu Earthquake Donation Poster
甘肅地震捐贈海報

Caring for Overseas Communities
關心海外社區

As our stores expand to various countries and regions around the world, our community welfare actions are also increasingly reaching overseas communities. We actively leverage MINISO's influence in overseas communities to donate materials and distribute food to those in need, and through organizing fun activities for children, we bring care and convey our love globally.

隨著我們的門店走向世界多個國家和地區，我們的社區公益行動亦逐漸深入海外社區。我們積極發揮名創優品在海外社區的影響力，向有需要的社區及群體捐獻物資、分發糧食，並通過開展趣味活動爲兒童等帶來關懷，向全世界傳遞名創愛心。



MINISO Pakistan Organized "Celebrate Little Wonder" Children's Event
MINISO 巴基斯坦舉辦「Celebrate Little Wonder」兒童活動

During the Reporting Period, MINISO Pakistan, in collaboration with the local Packages Mall, jointly organized a joyful and creative "Celebrate Little Wonder" event. The event aimed to inspire children's artistic talents by blending colors and imagination, celebrating the wonder and beauty of childhood. In this event, we meticulously planned a series of colorful interactive experiences, allowing children to learn through play, grow through exploration, and fully enjoy a happy time filled with imagination and creativity. Moving forward, we will bring laughter and care to children, and stimulate their potential by conducting more similar activities.

報告期內，MINISO 巴基斯坦携手當地 Packages Mall，共同舉辦了一場充滿歡樂與創意的「Celebrate Little Wonder」活動，旨在通過色彩與想像力的融合，激發孩子們的藝術天賦，共同頌揚童真的奇妙與美好。在這場活動中，我們精心策劃了一系列豐富多彩的互動體驗，讓孩子們在玩耍中學習，在探索中成長，盡情享受一個充滿想像與創造力的快樂時光。未來，我們將通過開展更多同類活動，爲孩子們帶來歡笑，關愛下一代，激發他們的潛能。




MINISO


Children Creating Works at the Event
小朋友在活動現場創作


MINI SO
x
Packages Mall
Celebrating
LITTLE WONDERS
UNLOCK YOUR CREATIVITY WITH MINISO

Event Poster
活動海報


Celebrating
LITTLE WONDERS

Event Scene
活動現場

MINISO Bangladesh Organized "Back to School" Magic Show
MINISO 孟加拉舉辦「Back to School」魔術表演活動

During the Reporting Period, MINISO Bangladesh partnered with Siddiqui International School to hold the "Back to School" event, inviting magician Razik to perform a spectacular magic show for the students. The school campus was filled with joy and surprises that day. Under Razik's magical skills, children witnessed incredible moments and experienced the boundless charm of magic. Additionally, we prepared small gifts to add an extra element of surprise to the event, allowing the children to feel our attention and support for their growth while enjoying a visual feast.

報告期內，MINISO 孟加拉與 Siddiqui 國際學校共同舉辦了「Back to School」活動，邀請了魔術師 Razik 爲學生們帶來精彩絕倫的魔術表演，當日校園內充滿歡樂和驚喜。在 Razik 的神奇手法下，孩子們見證了不可思議的瞬間，體驗了魔術帶來的無限魅力。此外，我們也精心準備了小禮品，爲活動增添額外的驚喜元素，讓孩子們在享受視覺盛宴的同時，也感受到我們對其成長的關注與支持。


Siddiqui's
BACK TO SCHOOL
MINISO
X
Magician Razik's Magic Performance
魔術師 Razik 進行魔術表演


BACK TO SCHOOL
MINISO
X
Siddiqui's
International School
Students at Siddiqui International School Participated in the Event
Siddiqui 國際學校學生參與活動



Appendix
附錄

Appendix I: Index to the *ESG Reporting Guide* of the HKEX

附錄一：聯交所《ESG 報告指引》索引

Aspects, General Disclosures and KPIs 層面、一般披露及關鍵績效指標	Description 描述	Chapter 章節
Aspect A1: Emissions　層面 A1：排放物		
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and GHG emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. 有關廢氣及溫室氣體排放、向水及土地的排污、有害及無害廢弃物的產生等的: (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Green Operations 綠色運營
KPI A1.1 關鍵績效指標 A1.1	The types of emissions and respective emissions data. 排放物種類及相關排放數據。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG 關鍵績效指標數據表
KPI A1.2 關鍵績效指標 A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). 直接（範圍 1）及能源間接 （範圍 2）溫室氣體總排放量（以噸計算）及（如適用）密度（如以每產量單位、每項設施計算）。	Response to Climate Change Appendix II: ESG Key Performance Indicators Data Table 氣候變化應對 附錄二：ESG 關鍵績效指標數據表
KPI A1.3 關鍵績效指標 A1.3	Total hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility). 所產生有害廢弃物總量（以噸計算）及（如適用）密度（如以每產量單位、每項設施計算）。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG 關鍵績效指標數據表
KPI A1.4 關鍵績效指標 A1.4	Total non-hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility). 所產生無害廢弃物總量（以噸計算）及（如適用）密度（如以每產量單位、每項設施計算）。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG 關鍵績效指標數據表
KPI A1.5 關鍵績效指標 A1.5	Description of emissions target(s) set and steps taken to achieve them. 描述所訂立的排放量目標及爲達到這些目標所采取的步驟。	Green Operations 綠色運營
KPI A1.6 關鍵績效指標 A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them. 描述處理有害及無害廢弃物的方法，及描述所訂立的減廢目標及爲達到這些目標所采取的步驟。	Green Operations 綠色運營
Aspect A2: Use of Resources　層面 A2：資源使用		
General Disclosure 一般披露	Policies on the efficient use of resources, including energy, water and other raw materials Note: Resources can be used for production, storage, transportation, buildings, electronic equipment, etc. 有效使用資源（包括能源、水及其他原材料）的政策。注：資源可用於生產、儲存、運輸、樓宇、電子設備等。	Green Operations 綠色運營
KPI A2.1 關鍵績效指標 A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ’000s) and intensity (e.g. per unit of production volume, per facility). 按類型劃分的直接及／或間接能源（如電、氣或油）總耗量（以千個千瓦時計算）及密度（如以每產量單位、 每項設施計算）。	Green Operations Appendix II: ESG Key Performance Indicators Data Table 綠色運營 附錄二：ESG 關鍵績效指標數據表
KPI A2.2 關鍵績效指標 A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility). 總耗水量及密度（如以每產量單位、每項設施計算）。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG 關鍵績效指標數據表
KPI A2.3 關鍵績效指標 A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them. 描述所訂立的能源使用效益目標及爲達到這些目標所采取的步驟。	Green Operations 綠色運營

Dimensions, General Disclosures and KPIs 層面、一般披露及關鍵績效指標	Description 描述	Chapter 章節
KPI A2.4 關鍵績效指標 A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them. 描述求取適用水源上可有任何問題，以及所訂立的用水效益目標及爲達到這些目標所采取的步驟。	Green Operations 綠色運營
KPI A2.5 關鍵績效指標 A2.5	Total packaging material used for finished products (in tonnes) and if applicable, with reference to per unit produced. 製成品所用包裝材料的總量（以噸計算）及（如適用）每生產單位占量。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG 關鍵績效指標數據表
Aspect A3: Environment and Natural Resources 層面 A3：環境及天然資源		
General Disclosure 一般披露	Policies on minimizing the issuer's significant impacts on the environment and natural resources. 減低發行人對環境及天然資源造成重大影響的政策。	Green Operations 綠色運營
KPI A3.1 關鍵績效指標 A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them. 描述業務活動對環境及天然資源的重大影響及已采取管理有關影響的行動。	Green Operations 綠色運營
Aspect A4: Climate Change 層面 A4：氣候變化		
General Disclosure 一般披露	Policies on identification and mitigation of significant climate-related topics which have impacted, and those which may impact, the issuer. 識別及應對已經及可能會對發行人產生影響的重大氣候相關事宜的政策。	Response to Climate Change 氣候變化應對
KPI A4.1 關鍵績效指標 A4.1	Description of the significant climate-related topics which have impacted, and those which may impact, the issuer, and the actions taken to manage them. 描述已經及可能會對發行人產生影響的重大氣候相關事宜，及應對行動。	Response to Climate Change 氣候變化應對
Aspect B1: Employment 層面 B1：僱傭		
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare. 有關薪酬及解僱、招聘及晋升、工作時數、假期、平等機會、多元化、反歧視以及其他待遇及福利的： (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Employee Rights Protection 僱員權益保護
KPI B1.1 關鍵績效指標 B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region. 按性別、僱傭類型（如全職或兼職）、年齡組別及地區劃分的僱員總數。	Diversity and Inclusion Appendix II: ESG Key Performance Indicators Data Table 多元與包容 附錄二：ESG 關鍵績效指標數據表
KPI B1.2 關鍵績效指標 B1.2	Employee turnover rate by gender, age group and geographical region. 按性別、年齡組別及地區劃分的僱員流失比率。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG 關鍵績效指標數據表
Aspect B2: Health and Safety 層面 B2：健康與安全		
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards. 有關提供安全工作環境及保障僱員避免職業性危害的： (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Occupational Health and Safety 職業健康與安全
KPI B2.1 關鍵績效指標 B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year. 過去三年（包括匯報年度）每年因工亡故的人數及比率。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG 關鍵績效指標數據表
KPI B2.2 關鍵績效指標 B2.2	Lost days due to work injury. 因工傷損失工作日數。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG 關鍵績效指標數據表
KPI B2.3 關鍵績效指標 B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored. 描述所采納的職業健康與安全措施，以及相關執行及監察方法。	Occupational Health and Safety 職業健康與安全
Aspect B3: Development and Training 層面 B3：發展及培訓		
General Disclosure 一般披露	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities. 有關提升僱員履行工作職責的知識及技能的政策。描述培訓活動。	Employee Development and Training 僱員發展與培訓

Aspects, General Disclosures and KPIs 層面、一般披露及關鍵績效指標	Description 描述	Chapter 章節
KPI B3.1 關鍵績效指標 B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management). 按性別及僱員類別（如高級管理層、中級管理層）劃分的受訓僱員百分比。	Employee Development and Training Appendix II: ESG Key Performance Indicators Data Table 僱員發展與培訓 附錄二：ESG 關鍵績效指標數據表
KPI B3.2 關鍵績效指標 B3.2	The average training hours completed per employee by gender and employee category. 按性別及僱員類別劃分，每名僱員完成受訓的平均時數。	Employee Development and Training Appendix II: ESG Key Performance Indicators Data Table 僱員發展與培訓 附錄二：ESG 關鍵績效指標數據表
Aspect B4: Labor Guidelines 層面 B4：勞工準則		
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor. 有關防止童工或强制勞工的： (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Employee Rights Protection 僱員權益保護
KPI B4.1 關鍵績效指標 B4.1	Description of measures to review employment practices to avoid child and forced labor. 描述檢討招聘慣例的措施以避免童工及强制勞工。	Employee Rights Protection 僱員權益保護
KPI B4.2 關鍵績效指標 B4.2	Description of steps taken to eliminate such practices when discovered. 描述在發現違規情況時消除有關情况所采取的步驟。	Employee Rights Protection 僱員權益保護
Aspect B5: Supply Chain Management 層面 B5：供應鏈管理		
General Disclosure 一般披露	Policies on managing environmental and social risks of the supply chain. 管理供應鏈的環境及社會風險政策。	Supply Chain Management 供應鏈管理
KPI B5.1 關鍵績效指標 B5.1	Number of suppliers by geographical region. 按地區劃分的供應商數目。	Supply Chain Management Appendix II: ESG Key Performance Indicators Data Table 供應鏈管理 附錄二：ESG 關鍵績效指標數據表
KPI B5.2 關鍵績效指標 B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored. 描述有關聘用供應商的慣例，向其執行有關慣例的供應商數目，以及相關執行及監察方法。	Supply Chain Management 供應鏈管理
KPI B5.3 關鍵績效指標 B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored. 描述有關識別供應鏈每個環節的環境及社會風險的慣例，以及相關執行及監察方法。	Supply Chain Management Green Products 供應鏈管理 綠色產品
KPI B5.4 關鍵績效指標 B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored. 描述在揀選供應商時促使多用環保產品及服務的慣例，以及相關執行及監察方法。	Supply Chain Management Green Products 供應鏈管理 綠色產品
Aspect B6: Product responsibility 層面 B6：產品責任		
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress. 有關所提供產品和服務的健康與安全、廣告、標簽及私隱事宜以及補救方法的： (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Product Responsibility Chemical Safety Information Security and Customer Privacy Protection Marketing and Services 產品責任 化學品安全 信息安全與客戶隱私保護 營銷與服務
KPI B6.1 關鍵績效指標 B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons. 已售或已運送產品總數中因安全與健康理由而須回收的百分比。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG 關鍵績效指標數據表
KPI B6.2 關鍵績效指標 B6.2	Number of products and service related complaints received and how they are dealt with. 接獲關於產品及服務的投訴數目以及應對方法。	Marketing and Service Appendix II: ESG Key Performance Indicators Data Table 營銷與服務 附錄二：ESG 關鍵績效指標數據表

Aspect, General Disclosures and KPIs 層面、一般披露及關鍵績效指標	Description 描述	Chapter 章節
KPI B6.3 關鍵績效指標 B6.3	Description of practices relating to observing and protecting intellectual property rights. 描述與維護及保障知識產權有關的慣例。	Intellectual Property 知識產權
KPI B6.4 關鍵績效指標 B6.4	Description of quality assurance process and recall procedures. 描述質量檢定過程及產品回收程序。	Product Responsibility 產品責任
KPI B6.5 關鍵績效指標 B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored 描述消費者數據保障及私隱政策，以及相關執行及監察方法。	Information Security and Customer Privacy Protection 信息安全與客戶隱私保護
Aspect B7: Anti-corruption	層面 B7：反貪污	
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering. 有關防止賄賂、勒索、欺詐及洗黑錢的： (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Business Ethics 商業道德
KPI B7.1 關鍵績效指標 B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases 於報告期內對發行人及其僱員提出並已審結的貪污訴訟案件的數目及訴訟結果。	Business Ethics Appendix II: ESG Key Performance Indicators Data Table 商業道德 附錄二：ESG 關鍵績效指標數據表
KPI B7.2 關鍵績效指標 B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored. 描述防範措施及舉報程序，以及相關執行及監察方法。	Business Ethics 商業道德
KPI B7.3 關鍵績效指標 B7.3	Description of anti-corruption training provided to Directors and staff. 描述向董事及員工提供的反貪污培訓。	Business Ethics Appendix II: ESG Key Performance Indicators Data Table 商業道德 附錄二：ESG 關鍵績效指標數據表
Aspect B8: Community Investment	層面 B8：社區投資	
General Disclosure 一般披露	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests. 有關以社區參與來瞭解營運所在社區需要和確保其業務活動會考慮社區利益的政策。	Focus on Social Demands 關注社會需求
KPI B8.1 關鍵績效指標 B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport). 專注貢獻範疇（如教育、環境事宜、勞工需求、健康、文化、體育）。	Innovative Charity Programs Focus on Social Demands Caring for Overseas Communities 創新公益項目 關注社會需求 關心海外社區
KPI B8.2 關鍵績效指標 B8.2	Resources contributed (e.g. money or time) to the focus area. 在專注範疇所動用資源（如金錢或時間）。	Innovative Charity Programs Focus on Social Demands Caring for Overseas Communities Appendix II: ESG Key Performance Indicators Data Table 創新公益項目 關注社會需求 關心海外社區 附錄二：ESG 關鍵績效指標數據表

Appendix II: ESG Key Performance Indicators Data Table

附錄二：ESG 關鍵績效指標數據表

Aspect 層面	KPIs 關鍵績效指標	Unit 單位	Data During the Reporting Period 報告期數據
A: Environment 環境			
A1	**A1.1 Types of emissions and related emission data[3] 排放物種類及相關排放數據[3]**		
	Particulate 顆粒物	Gram 克	683.95
	Sulfur oxides 硫氧化物	Gram 克	321.64
	Nitrogen oxides 氮氧化物	Gram 克	9,289.23
	A1.2 Direct (Scope 1) and energy indirect (Scope 2) GHG emissions and intensity 直接（範圍 1）及能源間接（範圍 2）溫室氣體排放量及密度		
	Scope 1 direct greenhouse gas emission[4] 範圍一直接溫室氣體排放量[4]	Tonnes of CO_2 噸二氧化碳	232.77
	Scope 2 indirect greenhouse gas emissions[5] 範圍二間接溫室氣體排放量[5]	Tonnes of CO_2 噸二氧化碳	2,759.83
	Total greenhouse gas emissions 溫室氣體總排放量	Tonnes of CO_2 噸二氧化碳	2,992.60
	Scope 1 greenhouse gas emission intensity 範圍一溫室氣體排放量密度	Tonnes of CO_2/per million RMB of revenue 噸二氧化碳 / 人民幣每百萬元收入	0.0305
	Scope 2 greenhouse gas emission intensity 範圍二溫室氣體排放量密度	Tonnes of CO_2/per million RMB of revenue 噸二氧化碳 / 人民幣每百萬元收入	0.3616
	Total greenhouse gas emission intensity 溫室氣體總排放密度	Tonnes of CO_2/per million RMB of revenue 噸二氧化碳 / 人民幣每百萬元收入	0.3921
	A1.3 Total amount and intensity of hazardous waste generated 所產生有害廢弃物總量及密度		
	Total amount Hazardous waste[6] 有害廢弃物總量[6]	Kilogram 千克	79.83
	Hazardous waste intensity 有害廢弃物密度	Kilogram/per million RMB of revenue 千克 / 人民幣每百萬元收入	0.0105
	A1.4 Total amount and intensity of non-hazardous waste generated 所產生無害廢弃物總量及密度		
	Total non-hazardous waste[7] 無害廢弃物總量[7]	Tonnes 噸	123.37
	Non-hazardous waste intensity 無害廢弃物密度	Tonnes/per million RMB of revenue 噸 / 人民幣每百萬元收入	0.0162
A2	**A2.1 Total direct and indirect energy consumption and intensity by type 按類型劃分的直接及間接能源總耗量及密度**		
	Indirect energy consumption 間接能源消耗量		
	Purchased electricity 外購電量	KWh 千瓦時	5,550,863.97
	Indirect energy consumption intensity 間接能源消耗量密度	KWh/per million RMB of revenue 千瓦時 / 人民幣每百萬元收入	727.27
	Direct energy consumption 直接能源消耗量		
	Diesel fuel consumption 柴油用量	KWh 千瓦時	31,302.52
	Gasoline consumption 汽油用量	KWh 千瓦時	164,524.98

Aspect 層面	KPIs 關鍵績效指標	Unit 單位	Data During the Reporting Period 報告期數據
A2	Natural gas consumption[8] 天然氣用量[8]	KWh 千瓦時	914,182.91
	Direct energy consumption 直接能源消耗量	KWh 千瓦時	1,110,010.41
	Direct energy consumption intensity 直接能源耗量密度	KWh/per million RMB of revenue 千瓦時 / 人民幣每百萬元收入	145.43
	Total energy consumption 能源消耗總量	KWh 千瓦時	6,660,874.38
	Total energy consumption intensity 能源消耗總量密度	kWh/per million RMB of revenue 千瓦時 / 人民幣每百萬元收入	872.70
	A2.2 Water consumption and intensity 水資源消耗量及密度		
	Total water consumption 總耗水量	Cubic meters 立方米	18,618.73
	Total water consumption intensity 總耗水密度	Cubic meters /per million RMB of revenue 立方米 / 人民幣每百萬元收入	2.4394
	A2.5 Total packaging material used for finished products and with reference to per unit produced 製成品所用包裝材料的總量及每生產單位占量		
	Paper shopping bags 紙類購物袋	Kilogram 千克	113,572.56
	Plastic shopping bags 塑料類購物袋	Kilogram 千克	19,606.27
	Paper-based logistics packaging materials 紙類物流包裝材料	Kilogram 千克	3,117,803.91
	Plastic-based logistics packaging materials 塑料類物流包裝材料	Kilogram 千克	123,114.04
	Total amount of packaging materials consumption 使用的包裝材料總量	Tonnes 噸	3,877.26
	Intensity of the packaging material consumption 使用的包裝物料密度	Tonnes/per million RMB of revenue 噸 / 人民幣每百萬元收入	0.5080

[3]Emissions (particulates, sulfur dioxide and nitrogen oxide) are mainly from emissions from the use of corporate vehicles, of which the calculation of corporate vehicle emissions is based on *Appendix 2: Reporting Guidance on Environmental KPIs.*

[4]Scope 1 greenhouse gas emissions are mainly generated from fossil fuel consumption (gasoline and diesel) during operation, while the calculation refers to *Greenhouse Gas Emission Accounting Methodology and Reporting Guidelines for Public Building Operators (Enterprises) (for trial implementation)* issued by the General Office of the National Development and Reform Commission of China, and *Appendix 2: Reporting Guidance on Environmental KPIs.*

[5]Scope 2 greenhouse gas emissions are mainly generated from purchased electricity consumed in the Group's operation. The electricity emission factor for mainland China is 0.5703 tCO_2/MWh, which is adopted from the *Guide on Enterprises Greenhouse Gas Emissions Accounting and Reporting – Power Generation Facilities (Revision 2021)*, Hong Kong, China, refers to 0.39 tCO_2/MWh disclosed by CLP Power Hong Kong, the electricity emission factors for oversea countries are from BP Statistical Review of World Energy and Ember Global Electricity Review (2023).

[6]Mainly made of waste light bulb, used printer cartridges and ink cartridges.

[7]Mainly made of office waste and food waste in the administrative office area.

[3] 排放物（顆粒物、硫氧化物及氮氧化物）主要源於本集團旗下公務車使用過程所排放的廢氣，數據計算方法參照《附錄二：環境關鍵績效指標匯報指引》。

[4] 範圍一溫室氣體排放主要源於中公司運營過程所消耗的化石燃料（汽油、柴油及僱員餐廳所消耗的天然氣），計算過程參考中國國家發展和改革委員會辦公廳發布的《公共建築運營單位（企業）溫室氣體排放核算方法和報告指南（試行）》及《附錄二：環境關鍵績效指標匯報指引》。

[5] 範圍二溫室氣體排放主要源於中公司運營過程所消耗的外購電力，其中中國內地電力排放因子參照《企業溫室氣體排放核算方法與報告指南發電設施（2021 年修訂版）》中的 0.5703 tCO_2/MWh，中國香港地區參考中電披露的 0.39 tCO_2/MWh，海外國家參照 BP Statistical Review of World Energy 及 Ember Global Electricity Review (2023)。

[6] 主要爲廢燈管，廢打印機硒鼓及墨盒。

[7] 主要爲行政辦公區域的辦公生活垃圾及廚餘垃圾。

Aspect 層面	KPIs 關鍵績效指標	Unit 單位	Data During the Reporting Period 報告期數據
B: Social 社會			
B1	**B1.1 Number of employees: by gender, employment type, age group and region** **僱員人數：按性別、僱傭類型、年齡組別及地區劃分**		
	Total number of employees 僱員總人數	People 人	4,964
	By employment type **按僱傭類型劃分**		
	Fulltime 全職	People 人	4,964
	By function **按職能劃分**		
	Product development and supply chain management 產品開發與供應鏈管理	People 人	938
	General and administrative 一般及行政	People 人	487
	Operation 運營	People 人	2,948
	Sales and marketing 銷售及營銷	People 人	137
	Technology 技術	People 人	202
	Business development 業務發展	People 人	148
	Logistics 物流	People 人	104
	By gender[9] **按性別劃分** [9]		
	Male 男性	%	38.2
	Female 女性	%	61.8
	By age[9] **按年齡劃分** [9]		
	29 years old and below 29 歲及以下	%	51.1
	30-49 years old 30-49 歲	%	48.2
	50 years old and above 50 歲或以上	%	0.7

Aspect 層面	KPIs 關鍵績效指標	Unit 單位	Data During the Reporting Period 報告期數據
B1	**By geographical region** **按地區劃分**		
	Mainland China 中國內地	%	47.8
	Overseas countries and regions 海外國家及地區	%	52.2
	B1.2 Employee turnover rate[10]: By gender, age group and region **僱員流失率[10]：按性別、年齡組別及地區劃分**		
	Overall employee turnover rate[11] 僱員整體流失率[11]	%	16.1
	By gender[9] **按性別劃分[9]**		
	Male 男性	%	9.3
	Female 女性	%	9.9
	By age[9] **按年齡劃分[9]**		
	29 years old and below 29 歲及以下	%	12.4
	30-49 years old 30-49 歲	%	6.6
	50 years old and above 50 歲或以上	%	5.6
	By geographical region[11] **按地區劃分[11]**		
	Mainland China 中國內地	%	9.7
	Asia (except mainland China) 亞洲（除中國內地）	%	23.7
B2	**B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year** **過去三年（包括匯報年度）因工亡故的人數及比率**		
	Number of work-related fatalities 因工作關係而死亡的人數	People 人	Not involved 不涉及
	Rate of work-related fatalities 因工作關係而死亡的比率	%	Not involved 不涉及
	B2.2 Lost days due to work injury **因工傷損失工作日數**		
	Number of working days lost due to work-related injuries 因工傷損失工作日數	Hours 小時	182
B3	**B3.1 Percentage of employees trained by gender and employee category[12]** **按性別及僱員類別劃分僱員受訓百分比[12]**		
	Percentage of employees trained 受訓僱員比例	%	100
	Percentage of employees trained by gender **按性別劃分受訓比例**		
	Male 男性僱員	%	100
	Female 女性僱員	%	100
	Percentage of employees trained by rank **按職級劃分受訓比例**		
	Executives and directors 總裁及總監層	%	100
	Managers 經理層	%	100
	Supervisors, commissioners and assistants 主管、專員及助理	%	100
	B3.2 The average training hours completed per employee by gender and employee category[12] **按性別及僱員類別劃分，每名僱員每年接受培訓的平均時數[12]**		
	Average training hours for employees 僱員平均受訓時數	Hours 小時	5.3

Aspect 層面	KPIs 關鍵績效指標	Unit 單位	Data During the Reporting Period 報告期數據
B3	**Average number of hours of training for male and female employees 男女僱員平均受訓時數**		
	Male employees average training hours 男性僱員平均受訓時數	Hours 小時	6.0
	Female employees average training hours 女性僱員平均受訓時數	Hours 小時	4.9
	Average number of training hours by rank 各職級平均受訓時數		
	Executives and directors 總裁及總監層平均受訓時數	Hours 小時	0.6
	Managers 經理層平均受訓時數	Hours 小時	6.4
	Supervisors, commissioners and assistants 主管、專員及助理平均受訓時數	Hours 小時	5.1
B5	**B5.1 Number of suppliers by geographical region 按地區劃分的供應商數**		
	Total number of suppliers 供應商總數	Number 家	1,430
	Suppliers in mainland China 中國內地供應商數量	Number 家	1,084
	Suppliers in overseas countries and regions 海外國家及地區供應商數量	Number 家	346
B6	**B6.1 Percentage of the total products sold or shipped subject to recalls for safety and/or health reasons 已出售或已運送產品總數中因安全與或健康理由而須回收的百分比**		
	Percentage of the total products sold subject to recalls for safety and/or health reasons 已出售產品總數中因安全與或健康理由而須回收的百分比	%	0.0111
	B6.2 Number of products and service related complaints received 接獲關於產品及服務的投訴數目		
	Total number of customer complaints received 接獲客戶投訴總數	Case 宗	4,994
	Total number of customer complaints received - product complaints 接獲客戶投訴總數—產品投訴	Case 宗	1,816
	Total number of customer complaints received - service complaints 接獲客戶投訴總數—服務投訴	Case 宗	3,178
B7	**B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or our employees during the Reporting Period and the outcomes of the cases 於報告期內對發行人或其僱員提出並已審結的貪污訴訟案件的數目及訴訟結果**		
	Total number of corruption cases filed or concluded against the Company or the Company's employees 對公司或公司僱員提出或已審結的貪污訴訟案件總數	Case 件	Not involved 不涉及
	B7.3 Anti-Corruption training provided to Directors and employees 向董事及僱員提供的反貪腐培訓		
	Employees at the senior management level and above who have received training related to anti-corruption policies 接受反貪腐政策相關培訓的高級管理級別及以上僱員	People 人	106
	Anti-corruption training for staff, and employees of Partners 接受反貪腐政策相關培訓的職員及合作夥伴僱員	Participants 人次	13,541
B8	**B8.2 Resources contributed to the focus area 在專注範疇所動用資源**		
	Community Investment and Charity - Total annual expenditures for charitable donations 社區投資及公益活動 - 公益捐贈年度總支出	Ten thousand RMB 人民幣萬元	220

[8]Mainly consumed by the employees' cafeteria.

[9]The scope of statistics is for employees in mainland China. Since the information related to overseas employees involves the cross-border transfer of sensitive personal information, it is not disclosed for the current Reporting Period.

[10]Turnover rate calculation formula: Employee turnover rate = number of employees leaving employment/ (number of employees at the beginning of the Reporting Period + number of new hires).

[11]The statistical coverage is employees in Asia.

[12]The statistical coverage is employees in mainland China.

[8] 主要為僱員餐廳所耗用。

[9] 統計範圍爲中國内地僱員，由於中國境外僱員相關信息涉及個人敏感信息跨境傳輸，本報告期暫不予披露。

[10] 流失率計算公式：僱員流失率 = 僱員流失人數 /（報告期初僱員數 + 新入職僱員數）。

[11] 統計範圍為於亞洲的僱員。

[12] 統計範圍為中國内地僱員。

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